As filed with the Securities and Exchange Commission on July 27, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

iROBOT CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	8731	77-0259 335
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

63 South Avenue
Burlington, Massachusetts 01803
(781) 345-0200
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Colin M. Angle
Chief Executive Officer
iRobot Corporation
63 South Avenue
Burlington, Massachusetts 01803
(781) 345-0200
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copies to:

Mark T. Bettencourt, Esq. Edward A. King, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	Mark G. Borden, Esq. Omar White, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of Securities to be Registered	Aggregate Offering Price(1)	Registration Fee(2)

Common Stock, $0.01 par value per share	$115,000,000	$13,536

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price and includes the offering price of shares that the underwriters have the option to purchase to cover over- allotments, if any.
      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information contained in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued                         , 2005

Shares
COMMON STOCK

iRobot Corporation is offering                      shares of its common stock, and the selling stockholders are offering                      shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $          and $           per share.

We have applied to list our common stock on the NASDAQ National Market under the symbol “IRBT.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.

PRICE $                    A SHARE

		Underwriting	Proceeds to	Proceeds to
	Price to	Discounts and	iRobot	Selling
	Public	Commissions	Corporation	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$
Selling stockholders have granted the underwriters the right to purchase up to an additional                      shares to cover over-allotments.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares to purchasers on                     , 2005.

MORGAN STANLEY	JPMORGAN
FIRST ALBANY CAPITAL
NEEDHAM & COMPANY, LLC
ADAMS HARKNESS
                    , 2005

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.
      Until                     , 2005 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
      iRobot, Roomba, Scooba, PackBot and AWARE are trademarks of iRobot Corporation. Gator, M-Gator and R-Gator are trademarks of Deere & Company. This prospectus also includes other registered and unregistered trademarks of iRobot Corporation and other persons.
      Unless the context otherwise requires, we use the terms “iRobot,” the “Company,” “we,” “us” and “our” in this prospectus to refer to iRobot Corporation and its subsidiary.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 5, and the consolidated financial statements and notes to those consolidated financial statements, before making an investment decision.
iROBOT CORPORATION
Overview

iRobot is a leading global provider of robots that enable people to complete complex tasks in a better way. Founded in 1990 by roboticists who performed research at the Massachusetts Institute of Technology, we have developed proprietary technology incorporating advanced concepts in navigation, mobility, manipulation and artificial intelligence to build industry-leading robots. Our Roomba floor vacuuming robot and recently announced Scooba floor washing robot perform time-consuming domestic chores, and our PackBot tactical military robots perform battlefield reconnaissance and bomb disposal. In addition, we are developing the Small Unmanned Ground Vehicle reconnaissance robot for the U.S. Army’s transformational Future Combat Systems program and, in conjunction with Deere & Company, the R-Gator unmanned ground vehicle. We sell our robots to consumers through a variety of distribution channels, including over 7,000 retail locations and our on-line store, and to the U.S. military and other government agencies worldwide.

As of July 2, 2005, we had 214 full-time employees, of whom over half are engineers specializing in the design of robots. We have developed expertise in all the disciplines necessary to build durable, high-performance and cost-effective robots through the close integration of software, electronics and hardware. Our core technologies serve as reusable building blocks that we adapt and expand to develop next generation and new products, reducing the time, cost and risk of product development. Our significant expertise in robot design and engineering, combined with our management team’s experience in military and consumer markets, positions us to capitalize on the expected growth in the market for robots.

Over the past three years, we sold more than 1.2 million of our Roomba floor vacuuming robots. We also sold to the U.S. military during that time more than 200 of our PackBot tactical military robots, most of which have been deployed on missions in Afghanistan and Iraq.
Market Opportunity

Over the past several decades, the desire to continue to improve productivity and quality of life has led to the development of robots. Historical attempts at producing robots have had limited success due to the inherent complexities in integrating multiple technologies to deliver truly functional robots at affordable prices. Behavior-based robots, which represent a new generation of robots, can effectively deal with dynamic and changing environments, and are particularly well suited for consumer, military and industrial tasks that are repetitive, physically demanding or dangerous. The need for robots has increased in parallel with the evolution of robot technology.

We believe that the demand for robots that can complete domestic chores is developing rapidly due to demographic trends, including the aging population, increasing prevalence of dual-income households, declining birth rates and ongoing reduction in people’s “free” time. According to the 2004 United Nations Economic Commission for Europe in cooperation with the International Federation of Robotics, there will be approximately $2.6 billion spent worldwide on household robots from 2004 through 2007.
      The worldwide need for security and the transformation of the military are driving the market opportunity in the defense and government sector for automated and unmanned systems. The shift to less traditional warfare, a declining pool of available military personnel, increasing costs of military personnel, and political ramifications of personnel casualties are driving the military to develop alternatives to its human-capital resources. Warfare modernization directives incorporate the use of robots in accordance with the National Defense Authorization Act of 2001, which stated the goal that “by 2015, one-third of the operational ground combat vehicles of the Armed Forces are unmanned.”
      We believe that the sophisticated technologies in our existing consumer and military applications are adaptable to a broad array of markets such as law enforcement, homeland security, commercial cleaning, elderly care, oil services, home automation, landscaping, agriculture and construction.

Our Solution
      Innovation is at the core of iRobot. Our innovation engine, comprised of our robot technology, roboticists and robot market experience, enables us to design and introduce new products rapidly in a wide range of markets. Our robots are designed to perform complex tasks in a better way.
      Better Results. Our robots help perform dull, dirty or dangerous missions with better results. Our Roomba floor vacuuming robot cleans under beds and other furniture, resulting in significantly cleaner floors because it can access more of the floor than standard upright vacuum cleaners. Our PackBot tactical military robot is credited with saving the lives of U.S. service personnel in Afghanistan and Iraq by performing dangerous military missions that would otherwise have been performed by soldiers.
      Easy-to-Use. Our robots encompass advanced technology and a user-friendly design that make them easy to set up, operate and maintain. Our Roomba robots work at the touch of a single button, appealing to consumers’ intuition and requiring extremely limited set-up and learning time. Our PackBot robots, while entailing greater user interaction, require only a few hours of training for their users.
      Cost-Effective. We believe our robots deliver high value for their cost. Our PackBot robots cost relatively little when compared to the value of saving the lives of armed forces personnel. Our Roomba robots reduce the time spent by customers to clean rooms quickly and effectively, and are priced competitively with traditional vacuum cleaners.
      Safe and Durable. Safety and durability are key design objectives of all our products. For example, our PackBot robots have been developed with a patented, safe-firing circuit designed to prevent accidental discharge or detonation. Our Roomba robots have a triple-redundant system to prevent them from falling down stairs and undergo severe quality control tests that include compression and drop tests.
Our Strategy
      Our objective is to rapidly invent, design, market and support innovative robots that will expand our leadership globally in our existing markets and newly addressable markets. Key elements of our strategy to achieve this objective include:

•	Deliver Great Products and Continue to Expand Our Existing Markets. Our strategy is to deliver innovative products rapidly at economical price points and continue to extend our consumer and military product offerings.

•	Innovate to Penetrate New Markets. Our culture of innovation and experience enables us to rapidly develop robots for use in a broad range of applications and to penetrate new market segments globally.

•	Complement Our Core Competencies With Strategic Alliances. We rely on strategic alliances to provide complementary competencies and enhance our ability to enter and compete in new markets.

•	Leverage Our Research and Development Efforts Across Different Products and Markets. By using our research and development across all our products and markets, our strategy is to develop cost-effective robots and rapidly bring them to market.

•	Develop an Ecosystem Around Our Platforms. Our extendable product platforms with open interfaces enable us to foster an ecosystem of third-parties enabling us to expand our footprint while maintaining market leadership.

•	Continue to Strengthen Our Brand. We will reinforce our message of innovation, reliability, safety and value through continued reinvestment in our brand.

•	Continue to Reinvest Aggressively in Our Business and Our People. We will maximize long-term profitability by reinvesting aggressively in our business and our people over the next several years.
Our Corporate Information
      We were incorporated in California in August 1990 under the name IS Robotics, Inc. and reincorporated as IS Robotics Corporation in Massachusetts in June 1994. We reincorporated in Delaware as iRobot Corporation in December 2000. Our corporate headquarters are located at 63 South Avenue, Burlington, Massachusetts 01803, and telephone number is (781) 345-0200. Our website address is www.irobot.com. The information on, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Common stock offered by iRobot	shares

Common stock offered by the selling stockholders	shares

Total	shares

Over-allotment option offered by selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including to finance our growth, develop new products and fund capital expenditures. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds” for more information.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ National Market symbol	“IRBT”
      The number of shares of our common stock to be outstanding following this offering is based on 19,894,820 shares of our common stock outstanding as of July 2, 2005, and excludes:

•	2,954,233 shares of common stock issuable upon exercise of options outstanding as of July 2, 2005 at a weighted average exercise price of $2.39 per share;

•	613,623 shares of common stock reserved as of July 2, 2005 for future issuance under our stock-based compensation plans; and

•	18,000 shares of common stock issuable upon the exercise of a warrant, with an approximate exercise price of $3.74 per share.
      Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the automatic conversion of all outstanding shares of our preferred stock into 9,557,246 shares of common stock, upon the closing of the offering;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws immediately prior to the effectiveness of this offering; and

•	no exercise by the underwriters of their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA
      The tables below summarize our consolidated financial information for the periods indicated. You should read the following information together with the more detailed information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes.

				Six Months Ended
	Year Ended December 31,
				June 30,	July 2,
	2002	2003	2004	2004	2005

				(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations:
Revenue
Product revenue(1)	$6,955	$45,896	$82,147	$23,087	$34,723
Contract revenue	7,223	7,661	12,365	5,039	8,233
Royalty revenue	639	759	531	483	62

Total revenue	14,817	54,316	95,043	28,609	43,018

Cost of Revenue
Cost of product revenue	4,896	31,194	59,321	16,471	26,750
Cost of contract revenue	11,861	6,143	8,371	3,345	5,770

Total cost of revenue	16,757	37,337	67,692	19,816	32,520

Gross Profit (Loss)(1)	(1,940)	16,979	27,351	8,793	10,498

Operating Expenses
Research and development	1,736	3,848	5,504	2,563	5,713
Selling, general and administrative	7,128	20,521	21,404	9,188	12,061
Stock-based compensation	—	—	—	—	90

Total operating expenses	8,864	24,369	26,908	11,751	17,864

Operating Income (Loss)	(10,804)	(7,390)	443	(2,958)	(7,366)

Net Income (Loss)	(10,774)	(7,411)	219	(3,000)	(7,157)
Net Income (Loss) Per Share
Basic	$(2.00)	$(0.79)	$0.01	$(0.31)	$(0.72)
Diluted	$(2.00)	$(0.79)	$0.01	$(0.31)	$(0.72)
Number of Shares Used in Per Share Calculations
Basic	5,391	9,352	9,660	9,530	10,008
Diluted	5,391	9,352	19,183	9,530	10,008
Pro Forma Net Income (Loss) Data(2):
Pro Forma Net Income (Loss) Per Share
Basic			$0.01		$(0.37)
Diluted			$0.01		$(0.37)
Number of Shares Used in Pro Forma Per Share Calculations
Basic			18,002		19,565
Diluted			19,183		19,565

(1)	Beginning in the first quarter of 2004, we converted from recognizing revenue from U.S. consumer product sales on a “sell-through” basis (when retail stores sold our robots) to a “sell-in” basis (when our robots are shipped to retail stores). As a result of this conversion, our revenue and gross profit in the first quarter of 2004 included $5.7 million and $2.5 million, respectively, from robots shipped prior to 2004.

(2)	We have computed the pro forma net income (loss) per share and the pro forma weighted-average shares outstanding included in the statement of operations data as we describe in Note 2 of the notes to our consolidated financial statements.
     The as adjusted balance sheet data in the table below reflects the conversion of our convertible preferred stock and our receipt of estimated net proceeds from our sale of                      shares of common stock that we are offering at an assumed public offering price of $           per share, after deducting estimated discounts and commissions and estimated offering expenses payable by us.

	July 2, 2005

	Actual	As Adjusted

	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,090	$
Total assets	40,336
Total liabilities	33,672
Total redeemable convertible preferred stock	37,506
Total stockholders’ equity (deficit)	(30,843)

RISK FACTORS
      Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our common stock. If any of the following risks actually materializes, our business, financial condition and results of operations would suffer. The trading price of our common stock could decline as a result of any of these risks, and you might lose all or part of your investment in our common stock. You should read the section entitled “Forward-Looking Statements” immediately following these risk factors for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.
Risks Related to Our Business
Our future profitability is uncertain, and we have a limited operating history on which you can base your evaluation of our business.
      We have incurred significant losses since inception, including net losses of $10.8 million, $7.4 million and $7.2 million, respectively, in the years ended December 31, 2002 and 2003 and the six months ended July 2, 2005. As a result of ongoing operating losses, we had an accumulated deficit of $34.0 million at July 2, 2005. Because we operate in a rapidly evolving industry, we have difficulty predicting our future operating results, and we cannot be certain that our revenue will grow at rates that will allow us to maintain profitability on a quarterly or annual basis. In addition, we only have a limited operating history on which you can base your evaluation of our business. If we fail to maintain profitability, the market price of our common stock will likely fall.
We operate in an emerging market, which makes it difficult to evaluate our business and future prospects.
      Robots represent a new and emerging market. Accordingly, our business and future prospects are difficult to evaluate. You should consider the challenges, risks and uncertainties frequently encountered by companies using new and unproven business models in rapidly evolving markets. These challenges include our ability to:

•	generate sufficient revenue to maintain profitability;

•	acquire and maintain market share;

•	manage growth in our operations;

•	attract and retain customers;

•	attract and retain key personnel;

•	develop and renew government contracts and other strategic relationships;

•	adapt to a new or changing regulatory environment; and

•	access additional capital when required and on reasonable terms.
      We cannot be certain that we will successfully address these and other challenges, risks and uncertainties. Failure to do so could adversely affect our business, results of operations and financial condition.
Our financial results often vary significantly from quarter-to-quarter and may be negatively affected by a number of factors.
      Our quarterly revenue and other operating results have varied in the past and are likely to continue to vary significantly from quarter-to-quarter. Revenue for any particular quarter, and revenue from sales of our consumer products, are difficult to predict. This variability may lead to volatility in our stock price as equity research analysts and investors respond to these quarterly fluctuations. These fluctuations will be due to numerous factors including:

•	seasonality in the sales of our consumer products;

•	the size and timing of orders from military and other government agencies;

•	the mix of products that we sell in the period;

•	disruption of supply of our products from our manufacturers;

•	the inability to attract and retain qualified, revenue-generating personnel;

•	unanticipated costs incurred in the introduction of new products;

•	costs of labor and raw materials;

•	our ability to introduce new products and enhancements to our existing products on a timely basis;

•	price reductions;

•	the amount of government funding and the political, budgetary and purchasing constraints of our government agency customers; and

•	cancellations, delays or contract amendments by government agency customers.
      Because of quarterly fluctuations, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our common stock could fall substantially either suddenly or over time.
A majority of our business currently depends on our consumer robots, and our business will suffer if we are unable to enhance our current consumer robots or develop new consumer robots at competitive prices or in a timely manner.
      For the year ended December 31, 2004, we derived 73.8% of our revenue from our Roomba floor vacuuming robots. For the foreseeable future, we expect that a majority of our revenue will continue to be derived from sales of consumer home floor care products. Accordingly, our future success depends upon our ability to further penetrate the consumer home floor care market, to enhance our current consumer products and develop and introduce new consumer products offering enhanced performance and functionality at competitive prices. The development and application of new technologies involve time, substantial costs and risks. For example, we have devoted significant time and incurred significant expenses in connection with developing our Scooba robot, which is designed to sweep, wash, scrub and dry hard floors, and we plan to commence selling our Scooba robot in late 2005. Our results in the fourth quarter of 2005 and in 2006 will depend in part on the success of this new product line, and there can be no assurance that we will not incur delays in the introduction of our Scooba floor washing robot or that it will attain market acceptance. Our inability, for technological or other reasons, to introduce or achieve significant sales of our Scooba robot, or to enhance, develop and introduce other products in a timely manner, or at all, would have a material adverse effect on our operating results.
We depend on the U.S. federal government for a significant portion of our revenue.
      For the year ended December 31, 2004 and for the six months ended July 2, 2005, we derived 20.1% and 47.6%, respectively, of our revenue, directly or indirectly, from the U.S. federal government and its agencies. Any reduction in the amount of revenue that we derive from the U.S. federal government without an offsetting increase in new sales to other customers would have a material adverse effect on our operating results.
      Our participation in specific major U.S. federal government programs is critical to both the development and sale of our military robots. For example, in the year ended December 31, 2004, 35.9% of our contract revenue was derived from our participation in the U.S. Army’s Future Combat Systems program. Future sales of our PackBot robots will depend largely on our ability to secure contracts with the U.S. Army under its robot programs. We expect that there will continue to be only a limited number of major programs under which U.S. federal government agencies will seek to fund the development of, or purchase, robots. Our business will, therefore, suffer if we are not awarded, either directly or indirectly through third-party contractors, government contracts for robots that we are qualified to develop or build. In addition, if the U.S. federal government or government agencies terminate or reduce the related prime contract under which we serve as a subcontractor, our business and financial results would be adversely affected. Moreover, it is difficult to predict the timing of the award of government contracts and our revenue could fluctuate significantly based on the timing of any such awards.
      Even if we continue to receive funding for research and development under these contracts, there can be no assurance that we will successfully complete the development of robots pursuant to these contracts or that, if successfully developed, the U.S. federal government or any other customer will purchase these robots from us. The U.S. federal government has the right when it contracts to use the technology developed by us to have robots supplied by third parties. Any failure by us to complete the development of these robots, or to achieve successful sales of these robots, would adversely affect our business.
Our contracts with the U.S. federal government are subject to certain risks that could materially harm our business.
      Our contracts and subcontracts with the U.S. federal government subject us to certain risks and give the U.S. federal government rights and remedies not typically found in commercial contracts, including rights that allow the U.S. federal government to:

•	terminate contracts for convenience, in whole or in part, at any time and for any reason;

•	reduce or modify contracts or subcontracts if its requirements or budgetary constraints change;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	exercise production priorities, which allow it to require that we accept government purchase orders or produce products under its contracts before we produce products under other contracts, which may displace or delay production of more profitable orders;

•	claim certain rights in products provided by us; and

•	control or prohibit the export of certain of our products.
      Some of our contracts allow the U.S. federal government rights to use, or have others use, patented inventions developed under those contracts on behalf of the government. Some of the contracts allow the federal government to disclose technical data without constraining the recipient in how that data is used. The ability of third parties to use patents and technical data for government purposes creates the possibility that the government could attempt to establish additional sources for the products we provide that stem from these contracts. It may also allow the government the ability to negotiate with us to reduce our prices for products we provide to it. The potential that the government may release some of the technical data without constraint creates the possibility that third parties may be able to use this data to compete with us in the commercial sector.
      In addition, we are subject to audits by the U.S. federal government as part of routine audits and investigations of government contracts. As part of an audit, these agencies may review our performance on contracts, cost structures and compliance with applicable laws, regulations and standards. If any of our costs are found to be allocated improperly to a specific contract, the costs may not be reimbursed and any costs already reimbursed for such contract may have to be refunded. Accordingly, an audit could result in a material adjustment to our revenue and results of operations. Moreover, if an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with the government. If any of the foregoing were to occur, or if the U.S. federal government otherwise ceased doing business with us or decreased the amount of business with us, our business and operating results could be materially harmed.
      Government contracts are frequently awarded only after formal competitive bidding processes, which are protracted. In many cases, unsuccessful bidders for government agency contracts are provided the opportunity to protest certain contract awards through various agency, administrative and judicial channels. If any of the government contracts awarded to us are protested, we may be required to expend substantial time, effort and financial resources without realizing any revenue with respect to the potential contract. The protest process may substantially delay our contract performance, distract management and result in cancellation of the contract award entirely. In addition several of our prime contracts with the U.S. federal government do not contain a limitation of liability provision, creating a risk of responsibility for direct and consequential damages. Several subcontracts with prime contractors hold the prime contractor harmless against liability that stems from our work and do not contain a limitation of liability. These provisions could cause substantial liability for us, especially given the use to which our products may be put.
We depend on single source manufacturers, and our business would be harmed if these manufacturers fail to meet our requirements.
      We currently depend on one contract manufacturer, Jetta Company Limited, to manufacture our consumer products at a single plant in China and rely on one contract manufacturer, Gem City Engineering Corporation, to manufacture our military products at a single plant in the United States. These manufacturers supply substantially all of the raw materials and provide all facilities and labor required to manufacture our products. If these companies were to terminate their arrangements with us or fail to provide the required capacity and quality on a timely basis, we would be unable to manufacture our products until replacement contract manufacturing services could be obtained. To qualify a new contract manufacturer, familiarize it with our products, quality standards and other requirements, and commence volume production is a costly and time-consuming process. We cannot assure you that we would be able to establish alternative manufacturing relationships on acceptable terms.
      Our reliance on these contract manufacturers involves certain risks, including the following:

•	lack of direct control over production capacity and delivery schedules;

•	lack of direct control over quality assurance, manufacturing yields and production costs;

•	risk of loss of inventory while in transit from China; and

•	risks associated with international commerce with China, including unexpected changes in legal and regulatory requirements, changes in tariffs and trade policies, risks associated with the protection of intellectual property and political and economic instability.
      Any interruption in the manufacture of our products would be likely to result in delays in shipment, lost sales and revenue and damage to our reputation in the market, all of which would adversely affect our business and results of operations. In addition, while our contract obligations with our contract manufacturer in China are typically denominated in U.S. dollars, changes in currency exchange rates could impact our suppliers and increase our prices. In particular, the Chinese government recently announced that the Chinese yuan has moved to a managed floating exchange rate regime, which could lead to our suppliers in China negotiating increased pricing terms with us.
Any efforts to expand our product offerings beyond our current markets may not succeed.
      We have focused on selling our robots in the consumer and military markets. We plan to expand into other markets. Efforts to expand our product offerings beyond the two markets that we currently serve, however, may divert management resources from existing operations and require us to commit significant financial resources to an unproven business, either of which could significantly impair our operating results. Moreover, efforts to expand beyond our existing markets may never result in new products that achieve market acceptance, create additional revenue or become profitable.

If we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to successfully implement our business plan.
      Our headcount and operations are growing rapidly. This rapid growth has placed, and will continue to place, a significant strain on our management, administrative, operational and financial infrastructure. From December 31, 2004 to July 2, 2005, the number of our employees increased from 148 to approximately 214. We anticipate further growth will be required to address increases in our product offerings and the geographic scope of our customer base. Our success will depend in part upon the ability of our senior management to manage this growth effectively. To do so, we must continue to hire, train, manage and integrate a significant number of qualified managers and engineers. If our new employees perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or retaining these or our existing employees, our business may suffer.
      In addition, to manage the expected continued growth of our headcount and operations, we will need to continue to improve our information technology infrastructure, operational, financial and management controls and reporting systems and procedures, and manage expanded operations in geographically distributed locations. Our expected additional headcount and capital investments will increase our costs, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. If we fail to successfully manage our growth we will be unable to successfully execute our business plan, which could have a material adverse effect on our business, financial condition or results of operations.
If the consumer robot market does not experience significant growth or if our products do not achieve broad acceptance, we will not be able to achieve our anticipated level of growth.
      We derive a substantial portion of our revenue from sales of our consumer robots. We cannot accurately predict the future growth rate or the size of the consumer robot market. Demand for consumer robots may not increase, or may decrease, either generally or in specific geographic markets, for particular types of robots or during particular time periods. The expansion of the consumer robot market and the market for our products depends on a number of factors, such as:

•	the cost, performance and reliability of our products and products offered by our competitors;

•	public perceptions regarding the effectiveness and value of robots;

•	customer satisfaction with robots; and

•	marketing efforts and publicity regarding robots.
      Even if consumer robots gain wide market acceptance, our robots may not adequately address market requirements and may not continue to gain market acceptance. If robots generally, or our robots specifically, do not gain wide market acceptance, we may not be able to achieve our anticipated level of growth, and our revenue and results of operations would suffer.
Our business and results of operations could be adversely affected by significant changes in the policies and spending priorities of governments and government agencies.
      We derive a substantial portion of our revenue from sales to and contracts with U.S. federal, state and local governments and government agencies, and subcontracts under federal government prime contracts. We believe that the success and growth of our business will continue to depend on our successful procurement of government contracts either directly or through prime contractors. Many of our government customers are subject to stringent budgetary constraints and our continued performance under these contracts, or award of additional contracts from these agencies, could be adversely affected by spending reductions or budget cutbacks at these agencies. We cannot assure you that future levels of expenditures and authorizations will continue for governmental programs in which we provide products and services. A significant decline in government expenditures generally, or with respect to programs for which we provide products, could adversely affect our business, prospects, financial condition or operating results. Our operating results may also be adversely impacted by other developments that affect these governments and government agencies generally, including:

•	changes in government programs that are related to our products and services;

•	adoption of new laws or regulations relating to government contracting or changes to existing laws or regulations;

•	changes in political or social attitudes with respect to security and defense issues;

•	delays or changes in the government appropriations process;

•	uncertainties associated with the war on terror and other geo-political matters; and

•	delays in the payment of our invoices by government payment offices.
These developments and other factors could cause governments and governmental agencies, or prime contractors that use us as a subcontractor, to reduce their purchases under existing contracts, to exercise their rights to terminate contracts at-will or to abstain from renewing contracts, any of which could have an adverse effect on our business, financial condition and results of operations.
We face intense competition from other providers of robots, including diversified technology providers, as well as competition from providers offering alternative products.
      We believe that a number of companies have developed or are developing robots that will compete directly with our product offerings. Additionally, large and small companies, government-sponsored laboratories and universities are aggressively pursuing contracts for robot-focused research and development. Many current and potential competitors have substantially greater financial, marketing, research and manufacturing resources than we possess, and there can be no assurance that our current and future competitors will not be more successful than us. Moreover, while we believe many of our customers purchase our floor vacuuming robots as a supplement to, rather than a replacement for, their traditional vacuum cleaners, we also compete in some cases with providers of traditional vacuum cleaners. Our current principal competitors include:

•	developers of robotic floor care products such as AB Electrolux, Alfred Kärcher GmbH & Co., Samsung Electronics Co., Ltd., Koolatron Corp. and Yujin Robotic Co. Ltd.;

•	developers of small unmanned ground vehicles such as Foster-Miller, Inc.— a wholly owned subsidiary of QinetiQ North America, Inc., Allen-Vanguard Corporation, and Remotec— a division of Northrop Grumman Corporation; and

•	established government contractors working on unmanned systems such as Lockheed Martin Corporation, BAE Systems, Inc. and General Dynamics Corporation.
      In the event that the robot market expands, we expect that competition will intensify as additional competitors enter the market and current competitors expand their product lines. Companies competing with us may introduce products that are competitively priced, have increased performance or functionality, or incorporate technological advances that we have not yet developed or implemented. Increased competitive pressure could result in a loss of sales or market share or cause us to lower prices for our products, any of which would harm our business and operating results.
      The market for robots is highly competitive, rapidly evolving and subject to changing technologies, shifting customer needs and expectations and the likely increased introduction of new products. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development and customer support. We cannot assure you that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering the markets in which we provide products. Our failure to compete successfully could cause our revenue and market share to decline, which would adversely affect our results of operations and financial condition.

Our business is significantly seasonal and, because many of our expenses are based on anticipated levels of annual revenue, our business and operating results will suffer if we do not achieve revenue consistent with our expectations.
      Our consumer product revenue is significantly seasonal and most of our product revenue has historically been, and is expected to continue to be, generated in the second half of the year. As a result of this seasonality, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance.
      We base our current and future expense levels on our internal operating plans and sales forecasts, including forecasts of holiday sales for our consumer products. Most of our operating expenses, such as research and development expenses, advertising and promotional expenses and employee wages and salaries, do not vary directly with sales and are difficult to adjust in the short term. As a result, if sales for a quarter, particularly the final quarter of a fiscal year, are below our expectations, we might not be able to reduce operating expenses for that quarter and would not be able to reduce our operating expenses for earlier periods during the fiscal year. Accordingly, a sales shortfall during a fiscal quarter, and in particular the fourth quarter of a fiscal year, could have a disproportionate effect on our operating results for that quarter or that year. As a result of these factors, we may report operating results that do not meet the expectations of equity research analysts and investors. This could cause the trading price of our common stock to decline.
If critical components of our products that we currently purchase from a small number of suppliers become unavailable, we may incur delays in shipment, which could damage our business.
      We and our outsourced manufacturers obtain hardware components, various subsystems and raw materials from a limited group of suppliers. We do not have any long-term agreements with these suppliers obligating them to continue to sell components or products to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components of sufficient quality, will increase prices for the components and will perform their obligations on a timely basis. If we or our outsourced manufacturers are unable to obtain components from third-party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, we may not be able to deliver our products on a timely or cost-effective basis to our customers, which could cause customers to terminate their contracts with us, reduce our gross profit and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to re-tool our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, or at all.
Our products are complex and could have unknown defects or errors, which may give rise to claims against us, diminish our brand or divert our resources from other purposes.
      Our robots rely on the interplay among behavior-based artificially intelligent systems, real-world dynamic sensors, friendly user interfaces and tightly-integrated, electromechanical designs to accomplish their missions. Despite testing, our new or existing products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to our reputation, any of which could materially harm our results of operations and ability to achieve market acceptance. In addition, increased development and warranty costs could be substantial and could adversely affect our operating margins. For instance, we are engaged in a dispute relating to a contract, entered into in 2001, with a UK government agency that is claiming it is entitled to a refund of all payments made by it for the design and development of a robot for ordnance disposal. Moreover, because military robots are used in dangerous situations, the failure or malfunction of any of these robots, including our own, could significantly damage our reputation and support for robot solutions in general. The existence of any defects, errors, or failures in our products could also lead to product liability claims or lawsuits against us. A successful product liability claim could result in substantial cost, diminish our brand and divert management’s attention and resources, which could have a negative impact on our business, financial condition and results of operations.
The robot industry is and will likely continue to be characterized by rapid technological change, which will require us to develop new products and product enhancements, and could render our existing products obsolete.
      Continuing technological changes in the robot industry and in the markets in which we sell our robots could undermine our competitive position or make our robots obsolete, either generally or for particular types of services. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and enhancements to our existing product offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which we offer our robots. Delays in introducing new products and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause existing and potential customers to forego purchases of our products and purchase our competitors’ products. Moreover, the development of new products has required, and will require, that we expend significant financial and management resources. We have incurred, and expect to continue to incur, significant research and development expenses in connection with our efforts to expand our product offerings. If we are unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, our products could lose market share, our revenue and profits could decline, or we could experience operating losses. Moreover, if we are unable to offset our product development costs through sales of existing or new products or product enhancements, our operating results would be negatively impacted.
If we are unable to attract and retain additional skilled personnel, we may be unable to achieve our goals.
      To execute our growth plan, we must attract and retain additional highly-qualified personnel. Competition for hiring these employees is intense, especially with regard to engineers with high levels of experience in designing, developing and integrating robots. Many of the companies with which we compete for hiring experienced employees have greater resources than we have. In addition, in making employment decisions, particularly in the high-technology industries, job candidates often consider the value of the equity they are to receive in connection with their employment. Therefore, significant volatility in the price of our stock after this offering may adversely affect our ability to attract or retain technical personnel. Furthermore, changes to accounting principles generally accepted in the United States relating to the expensing of stock options may discourage us from granting the sizes or types of stock options that job candidates may require to accept our offer of employment. If we fail to attract new technical personnel or fail to retain and motivate our current employees, our business and future growth prospects could be severely harmed.
We may be sued by third parties for alleged infringement of their proprietary rights.
      If the size of our markets increases, we would be more likely to be subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of third parties. In addition, the vendors from which we license technology used in our products could become subject to similar infringement claims. Our vendors or we may not be able to withstand third-party infringement claims. Any claims, with or without merit, could be time-consuming and expensive, and could divert our management’s attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from the claim could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. There can be no assurance that we would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, that we would be able to develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected product. In addition, we may be required to indemnify our retail and distribution partners for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling in such a claim. An adverse determination could also prevent us from offering our products to others. Infringement claims asserted against us or our vendors may have a material adverse effect on our business, results of operations or financial condition.
We may be unable to maintain or increase our consumer robot sales through our primary distribution channels, which include third-party retailers.
      Chain stores are the primary distribution channels for our consumer robots and accounted for approximately 55.3% and 30.8%, respectively, of our revenue for the year ended December 31, 2004 and the six months ended July 2, 2005. We do not have long-term contracts regarding purchase volumes with any of our distributors. As a result, purchases generally occur on an order-by-order basis, and the relationships, as well as particular orders, can generally be terminated or otherwise materially changed at any time by our distributors. A decision by a major retail distributor, whether motivated by competitive considerations, financial difficulties, economic conditions or otherwise, to decrease its purchases from us, to reduce the shelf space for our products or to change its manner of doing business with us could significantly and adversely affect our business, financial condition and results of operations. In addition, during recent years, various retailers, including some of our distributors, have experienced significant changes and difficulties, including consolidation of ownership, increased centralization of purchasing decisions, restructurings, bankruptcies and liquidations. These and other financial problems of some of our retailers increase the risk of extending credit to these retailers. A significant adverse change in a retail distributor relationship with us or in a retail distributor’s financial position could cause us to limit or discontinue business with that distributor, require us to assume more credit risk relating to that distributor’s receivables or limit our ability to collect amounts related to previous purchases by that distributor, all of which could harm our business and financial condition. Disruption of the iRobot on-line store could also adversely affect our consumer robot sales.
If we fail to enhance our brand, our business may suffer.
      We believe that developing and maintaining awareness of the iRobot brand is critical to achieving widespread acceptance of our existing and future products and is an important element in attracting new customers. Furthermore, we expect the importance of global brand recognition to increase as competition develops. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts, including our mass media outreach, in-store training and presentations and public relations, and our ability to provide customers with reliable and technically sophisticated robots at competitive prices. If customers do not perceive our products to be of high quality, our brand and reputation could be harmed, which could adversely impact our financial results. In addition, brand promotion efforts may not yield significant revenue or increased revenue sufficient to offset the additional expenses incurred in building our brand. If we incur substantial expenses to promote and maintain our brand, we may fail to attract sufficient customers to realize a return on our brand-building efforts, and our business would suffer.
Our reliance on third-party collaborators exposes us to risks in developing and commercializing additional products.
      If we cannot maintain our existing collaborations or establish new collaborations, we may not be able to develop additional products. We anticipate that some of our future products will be developed and commercialized in collaboration with companies that have expertise outside the robot field. For example, we are currently collaborating with Deere & Company on the development of the R-Gator unmanned ground vehicle, and The Clorox Company on the cleaning solution to be used in our Scooba floor washing robot. Under these collaborations, we may be dependent on our collaborators to fund some portion of development of the product or to manufacture and market either the primary product that is developed pursuant to the collaboration or complementary products required in order to operate our products. In addition, we cannot assure you that we will be able to establish additional collaborative relationships on acceptable terms.

      Our existing collaborations and any future collaborations with third parties may not be scientifically or commercially successful. Factors that may affect the success of our collaborations include the following:

•	our collaborators may not devote the resources necessary or may otherwise be unable to complete development and commercialization of these potential products;

•	our existing collaborations are and future collaborations may be subject to termination on short notice;

•	our collaborators may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with our products, which could affect our collaborators’ commitment to the collaboration with us;

•	reductions in marketing or sales efforts or a discontinuation of marketing or sales of our products by our collaborators could reduce our revenue;

•	our collaborators may terminate their collaborations with us, which could make it difficult for us to attract new collaborators or adversely affect our perception in the business and financial communities; and

•	our collaborators may pursue higher priority programs or change the focus of their development programs, which could affect our collaborators’ commitment to us.
We depend on the experience and expertise of our senior management team and key technical employees, and the loss of any key employee may impair our ability to operate effectively.
      Our success depends upon the continued services of our senior management team and key technical employees, such as our project management personnel and roboticists. Moreover, we often must comply with provisions in government contracts that require employment of persons with specified levels of education and work experience. Each of our executive officers, key technical personnel and other employees could terminate his or her relationship with us at any time. The loss of any member of our senior management team might significantly delay or prevent the achievement of our business objectives and could materially harm our business and customer relationships. In addition, because of the highly technical nature of our robots, the loss of any significant number of our existing engineering and project management personnel could have a material adverse effect on our business and operating results.
We are subject to extensive U.S. federal government regulation, and our failure to comply with applicable regulations could subject us to penalties that may restrict our ability to conduct our business.
      As a contractor and subcontractor to the U.S. federal government, we are subject to and must comply with various government regulations that impact our operating costs, profit margins and the internal organization and operation of our business. Among the most significant regulations affecting our business are:

•	the Federal Acquisition Regulations and supplemental agency regulations, which comprehensively regulate the formation and administration of, and performance under government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;

•	the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under cost-based government contracts;

•	the Foreign Corrupt Practices Act;

•	the False Claims Act and the False Statements Act, which, respectively, impose penalties for payments made on the basis of false facts provided to the government, and impose penalties on the basis of false statements, even if they do not result in a payment; and

•	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

      Also, we need special clearances to continue working on and advancing certain of our projects with the U.S. federal government. For example, if we were to lose our security clearance, we would be unable to continue to participate in the U.S. Army’s Future Combat Systems program. Classified programs generally will require that we comply with various Executive Orders, federal laws and regulations and customer security requirements that may include restrictions on how we develop, store, protect and share information, and may require our employees to obtain government clearances.
      Our failure to comply with applicable regulations, rules and approvals could result in the imposition of penalties, the loss of our government contracts or our suspension or debarment from contracting with the federal government generally, any of which could adversely affect our business, financial condition and results of operations.
We may be unable to protect, and we may incur significant costs in defending, our intellectual property and other proprietary rights.
      Our success depends on our ability to protect our intellectual property and other proprietary rights. We rely primarily on patents, trademarks, copyrights, trade secrets and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. Significant technology used in our products, however, is not the subject of any patent protection, and we may be unable to obtain patent protection on such technology in the future. Moreover, existing U.S. legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages, and may be challenged by third parties. In addition, the laws of countries other than the United States in which we market our products may afford little or no effective protection of our intellectual property. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products or otherwise obtain and use our intellectual property. If we fail to protect our intellectual property and other proprietary rights, our business, results of operations or financial condition could be materially harmed.
      In addition, defending our intellectual property rights may entail significant expense. We may be required to expend significant resources to monitor and protect our intellectual property rights. Any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could result in significant expense to us and divert the attention and efforts of our management and technical employees, even if we were to prevail.
Potential future acquisitions could be difficult to integrate, divert the attention of key personnel, disrupt our business, dilute stockholder value and adversely affect our financial results.
      As part of our business strategy, we intend to consider acquisitions of companies, technologies and products that we believe could accelerate our ability to compete in our core markets or allow us to enter new markets. Acquisitions involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations, technologies, products, existing contracts, accounting and personnel of the target company and realizing the anticipated synergies of the combined businesses;

•	difficulties in supporting and transitioning customers, if any, of the target company;

•	diversion of financial and management resources from existing operations;

•	the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;

•	risks of entering new markets in which we have limited or no experience;

•	potential loss of key employees, customers and strategic alliances from either our current business or the target company’s business;

•	assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company’s products; and

•	inability to generate sufficient revenue to offset acquisition costs.
      Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which could affect the market price of our common stock. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.
We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.
      We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the NASDAQ National Market, have imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.
      In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, commencing in 2006, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance related issues. We currently do not have an internal audit group, and we will evaluate the need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NASDAQ National Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.
We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.
      We anticipate that the net proceeds of this offering, together with current cash and cash equivalents, will be sufficient to meet our current needs for general corporate purposes. We, however, may need additional financing to execute on our current or future business strategies, including to:

•	hire additional personnel;

•	develop new or enhance existing products;

•	enhance our operating infrastructure;

•	acquire businesses or technologies; or

•	otherwise respond to competitive pressures.
      If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders, including those acquiring shares in this offering. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, or otherwise respond to competitive pressures would be significantly limited.
Environmental laws and regulations and unforeseen costs could impact our future earnings.
      The manufacture and sale of our products in certain states and countries may subject us to environmental and other regulations. We also face increasing complexity in our product design as we adjust to new and upcoming requirements relating to our products, including the restrictions on lead and certain other substances in electronics that will apply to specified electronics products put on the market in the European Union as of July 1, 2006 (Restriction of Hazardous Substances in Electrical and Electronic Equipment Directive). Similar laws and regulations have been or may be enacted in other regions, including in the United States, Canada, Mexico, China and Japan. There is no assurance that such existing laws or future laws will not have a material adverse effect on our future earnings or results of operation.
International uncertainties and fluctuations in the value of foreign currencies could negatively impact our profitability.
      We derive, and expect to continue to derive, a portion of our revenue from operations outside of the United States. Our international revenue and operations are subject to a number of material risks, including, but not limited to:

•	difficulties in staffing, managing and supporting operations in multiple countries;

•	difficulties in enforcing agreements and collecting receivables through foreign legal systems and other relevant legal issues;

•	fewer legal protections for intellectual property;

•	foreign and U.S. taxation issues and international trade barriers;

•	difficulties in obtaining any necessary governmental authorizations for the export of our products to certain foreign jurisdictions;

•	potential fluctuations in foreign economies;

•	government currency control and restrictions on repatriation of earnings;

•	fluctuations in the value of foreign currencies and interest rates;

•	general economic and political conditions in the markets in which we operate;

•	domestic and international economic or political changes, hostilities and other disruptions in regions where we currently operate or may operate in the future; and

•	different and changing legal and regulatory requirements in the jurisdictions in which we currently operate or may operate in the future.
Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, threats to our intellectual property, difficulty in collecting receivables, and a higher cost of doing business, any of which could adversely affect our business, financial condition or results of operations. Moreover, our sales, including sales to customers outside the United States, are primarily denominated in U.S. dollars, and downward fluctuations in the value of foreign currencies relative to the U.S. dollar may make our products more expensive than other products, which could harm our business.
If we are unable to continue to obtain U.S. federal government authorization regarding the export of our products, or if current or future export laws limit or otherwise restrict our business, we could be prohibited from shipping our products to certain countries.
      We must comply with U.S. laws regulating the export of our products. In some cases, we are required to obtain a license from the U.S. federal government to export our government and industrial products. We cannot be sure of our ability to obtain any licenses required to export our products or to receive authorization from the U.S. federal government for international sales to certain jurisdictions. Moreover, the export regimes and the governing policies applicable to our business are subject to change. We cannot assure you of the extent that such export authorizations will be available to us, if at all, in the future. In some cases where we act as a subcontractor, we rely upon the compliance activities of our prime contractors, and we cannot assure you that they have taken or will take all measures necessary to comply with applicable export laws. If we or our prime contractor partners cannot obtain required government approvals under applicable regulations in a timely manner or at all, we would be delayed or prevented from selling our products in certain international jurisdictions, which could materially harm our business, operating results and ability to generate revenue.
Risks Related to This Offering and Ownership of Our Common Stock
An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.
      Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock quoted on the NASDAQ National Market, an active trading market for shares of our common stock may never develop or be sustained following this offering. If no trading market develops, securities analysts may not initiate or maintain research coverage of our company, which could further depress the market for our common stock. As a result, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.
If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.
      The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.
The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.
      The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	failure of any of our products to achieve or maintain market acceptance;

•	changes in market valuations of similar companies;

•	success of competitive products;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	announcements by us or our competitors of significant products, contracts, acquisitions or strategic alliances;

•	regulatory developments in the United States, foreign countries or both;

•	litigation involving our company, our general industry or both;

•	additions or departures of key personnel;

•	investors’ general perception of us; and

•	changes in general economic, industry and market conditions.
      In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.
A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.
      Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in “Underwriters.” These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                      shares of common stock outstanding based on the number of shares outstanding as of July 2, 2005. This includes the                      shares that we and the selling stockholders are selling in this offering, which may be resold in the public market immediately. The remaining                      shares, or      % of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations under federal securities laws, in the near future as set forth below.

Number of Shares and
% of Total Outstanding	Date Available for Sale Into Public Market

shares, or %	On the date of this prospectus
shares, or %	90 days after the date of this prospectus
shares, or %	180 days after the date of this prospectus, subject to extension in specified instances, due to lock-up agreements between the holders of these shares and the underwriters. However, Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time
shares, or %	180 days after the date of this prospectus, subject to extension in specified instances, due to a lock-up agreement between the holders of these shares and us. However, with the underwriters’ consent, we can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time
shares, or %	Between 181 and 365 days after the date of this prospectus, depending on the requirements of the federal securities laws
      In addition, as of July 2, 2005, there were 18,000 shares subject to an outstanding warrant, 2,954,233 shares subject to outstanding options and an additional 613,623 shares reserved for future issuance under our stock option and stock purchase plans that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended. Moreover, after this offering, holders of an aggregate of 16,056,675 shares of our common stock as of July 2, 2005, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements.
You will incur immediate and substantial dilution as a result of this offering.
      If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate and substantial dilution of $           per share, representing the difference between the initial public offering price of $           per share and our pro forma net tangible book value per share after giving effect to this offering and the conversion of all our shares of outstanding preferred stock in connection with this offering. Moreover, we issued options in the past to acquire common stock at prices significantly below the initial public offering price. As of July 2, 2005, there were 18,000 shares subject to an outstanding warrant with an approximate exercise price of $3.74 per share and 2,954,233 shares subject to outstanding options with a weighted average exercise price of $2.39 per share. To the extent that this warrant or these outstanding options are ultimately exercised, you will incur further dilution.
Our directors and management will exercise significant control over our company.
      After this offering, our directors and executive officers and their affiliates will collectively control approximately      % of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
      We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
Provisions in our certificate of incorporation and by-laws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.
      Provisions of our certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	limitations on the removal of directors;

•	a classified board of directors so that not all members of our board are elected at one time;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings;

•	the ability of our board of directors to make, alter or repeal our by-laws; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used to institute a rights plan, or a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.
      The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our by-laws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.
      In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.
      The existence of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.
We do not currently intend to pay dividends on our common stock.
      We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future.

FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
      In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. We discuss many of the risks in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Except as required by law, we assume no obligation to update any forward-looking statements after the date of this prospectus.
      This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus and, accordingly, we cannot guarantee their accuracy or completeness. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS
      We estimate that the net proceeds to us of the sale of the common stock that we are offering will be approximately $                     million, assuming an initial public offering price of $                     per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay. We will not receive any of the proceeds of the sale of shares of common stock by the selling stockholders.
      We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including to finance our growth, develop new products and fund capital expenditures. We may use a portion of the net proceeds to us to expand our current business through strategic alliances with, or acquisitions of, other businesses, products or technologies. We currently have no agreements or commitments for any specific acquisitions at this time.
      Pending any use, as described above, we plan to invest the net proceeds in investment-grade, short-term, interest-bearing securities.
DIVIDEND POLICY
      We have never declared or paid any cash dividends on our capital stock and do not expect to pay any cash dividends for the foreseeable future. We intend to use future earnings, if any, in the operation and expansion of our business. In addition, the terms of our credit facility restrict our ability to pay dividends, and any future indebtedness that we may incur could preclude us from paying dividends.

CAPITALIZATION
      The following table sets forth our capitalization as of July 2, 2005, as follows:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the conversion of our convertible preferred stock and to reflect the sale of shares of common stock that we are offering at an assumed initial public offering price of $ per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
      You should read the following table in conjunction with our consolidated financial statements and related notes and the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of July 2, 2005

	Actual	As Adjusted

	(unaudited)
	(in thousands)
Preferred stock, $.01 par value, 9,557 shares authorized and issued, actual; 5,000 shares authorized, no shares issued, as adjusted:	$37,506	—
Stockholders’ equity (deficit):
Common stock, $.01 par value: 35,000 shares authorized; 10,338 shares issued, actual; 100,000 shares authorized, shares issued, as adjusted	103
Additional paid-in capital	4,578
Deferred stock-based compensation	(1,480)
Accumulated deficit	(34,044)

Total stockholders’ equity (deficit)	(30,843)

Total capitalization	$6,663

DILUTION
      Our net tangible book value as of July 2, 2005 was $          , or $           per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of July 2, 2005 after giving effect to the assumed conversion of all of our convertible preferred stock.
      After giving effect to the sale by us of                      shares of common stock in this offering at an assumed initial public offering price of $           per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of July 2, 2005 would have been approximately $           million, or approximately $           per share. This amount represents an immediate increase in net tangible book value of $           per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $           per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. We determine dilution by subtracting the adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value as of July 2, 2005	$
Increase attributable to this offering

Adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors		$

      If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the net tangible book value per share after the offering would be $           per share, the increase in net tangible book value per share to existing stockholders would be $           per share and the dilution to new investors purchasing shares in this offering would be $           per share.
      The following table summarizes, as of July 2, 2005, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $           per share, which is the midpoint of the range listed on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay:

	Shares Purchased			Total Consideration
Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders			%	$		%	$
New investors							$

Total			%	$		%

      The above discussion and table assume no exercise of outstanding stock options or the outstanding warrant. As of July 2, 2005, we had outstanding options to purchase a total of 2,954,233 shares of common stock at a weighted average exercise price of $2.39 per share, and an outstanding warrant to purchase a total of 18,000 shares of common stock at an approximate exercise price of $3.74 per share. To the extent any of these options or this warrant is exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA
      The following consolidated statements of operations data for the years ended December 31, 2002, 2003 and 2004 and consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements that do not appear in this prospectus. The statement of operations data for the six months ended June 30, 2004 and July 2, 2005 and the balance sheet as of July 2, 2005 have been derived from our unaudited consolidated financial statements and related notes, which are included elsewhere in the prospectus. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of our financial position and results of operations for these periods. The consolidated selected financial data set forth below should be read in conjunction with our consolidated financial statements, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future period.

						Six Months
						Ended
	Year Ended December 31,
						June 30,	July 2,
	2000	2001	2002	2003	2004	2004	2005

						(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations:
Revenue
Product revenue(1)	$1,904	$1,408	$6,955	$45,896	$82,147	$23,087	$34,723
Contract revenue	8,846	12,077	7,223	7,661	12,365	5,039	8,233
Royalty revenue	—	27	639	759	531	483	62

Total revenue	10,750	13,512	14,817	54,316	95,043	28,609	43,018

Cost of Revenue
Cost of product revenue	1,506	1,148	4,896	31,194	59,321	16,471	26,750
Cost of contract revenue	6,607	8,566	11,861	6,143	8,371	3,345	5,770

Total cost of revenue	8,113	9,714	16,757	37,337	67,692	19,816	32,520

Gross Profit (Loss)(1)	2,637	3,798	(1,940)	16,979	27,351	8,793	10,498

Operating Expenses
Research and development	3,225	1,846	1,736	3,848	5,504	2,563	5,713
Selling, general and administrative	3,038	4,669	7,128	20,521	21,404	9,188	12,061
Stock-based compensation(2)	—	—	—	—	—	—	90

Total operating expenses	6,263	6,515	8,864	24,369	26,908	11,751	17,864

Operating Income (Loss)	(3,626)	(2,717)	(10,804)	(7,390)	443	(2,958)	(7,366)
Other Income (Expense), Net	171	101	45	15	(80)	(41)	211

Income (Loss) Before Income Taxes	(3,455)	(2,616)	(10,759)	(7,375)	363	(2,999)	(7,155)
Income Tax Expense	8	16	15	36	144	1	2

Net Income (Loss)	$(3,463)	$(2,632)	$(10,774)	$(7,411)	$219	$(3,000)	$(7,157)

Net Income (Loss) Per Share
Basic	$(0.66)	$(0.50)	$(2.00)	$(0.79)	$0.01	$(0.31)	$(0.72)
Diluted	$(0.66)	$(0.50)	$(2.00)	$(0.79)	$0.01	$(0.31)	$(0.72)
Number of Shares Used in Per Share Calculations
Basic	5,231	5,312	5,391	9,352	9,660	9,530	10,008
Diluted	5,231	5,312	5,391	9,352	19,183	9,530	10,008
Pro Forma Net Income (Loss) Data(3):
Pro Forma Net Income (Loss) Per Share
Basic					$0.01		$(0.37)
Diluted					$0.01		$(0.37)
Number of Shares Used in Pro Forma Per Share Calculations
Basic					18,002		19,565
Diluted					19,183		19,565

(1)	Beginning in the first quarter of 2004, we converted from recognizing revenue from U.S. consumer product sales on a “sell-through” basis (when retail stores sold our robots) to a “sell-in” basis (when our robots are shipped to retail stores). As a result of this conversion, our revenue and gross profit in the first quarter of 2004 included $5.7 million and $2.5 million, respectively, from robots shipped prior to 2004.

(2)	Stock-based compensation recorded in 2005 breaks down by expense classification as follows:

Six Months Ended
July 2, 2005

(unaudited)
(in thousands)
Cost of product revenue	$9
Cost of contract revenue	11
Research and development	32
Selling, general and administrative	38

Total stock-based compensation	$90

(3)	We have computed the pro forma net income (loss) per share and the pro forma weighted-average shares outstanding included in the statement of operations data as we describe in Note 2 of the notes to our consolidated financial statements.

	As of December 31,
						As of July 2,
	2000	2001	2002	2003	2004	2005

						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$806	$7,179	$3,014	$4,620	$19,441	$15,090
Total assets	5,241	10,580	8,705	27,827	46,314	40,336
Total liabilities	2,015	3,182	12,049	25,624	33,097	33,672
Total redeemable convertible preferred stock	7,873	14,639	14,639	27,562	37,506	37,506
Total stockholders’ equity (deficit)	(4,646)	(7,241)	(17,983)	(25,359)	(24,289)	(30,843)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”
Overview
      iRobot is a leading global provider of robots that enable people to complete complex tasks in a better way. Founded in 1990 by roboticists who performed research at the Massachusetts Institute of Technology, we have developed proprietary technology incorporating advanced concepts in navigation, mobility, manipulation and artificial intelligence to build industry-leading robots. Our Roomba floor vacuuming robot and recently announced Scooba floor washing robot perform time-consuming domestic chores, and our PackBot tactical military robots perform battlefield reconnaissance and bomb disposal. In addition, we are developing the Small Unmanned Ground Vehicle reconnaissance robot for the U.S. Army’s transformational Future Combat Systems program and, in conjunction with Deere & Company, the R-Gator unmanned ground vehicle. We sell our robots to consumers through a variety of distribution channels, including over 7,000 retail locations and our on-line store, and to the U.S. military and other government agencies worldwide.
      As of July 2, 2005, we had 214 full-time employees, of whom over half are engineers specializing in the design of robots. We have developed expertise in all the disciplines necessary to build durable, high-performance and cost-effective robots through the close integration of software, electronics and hardware. Our core technologies serve as reusable building blocks that we adapt and expand to develop next generation and new products, reducing the time, cost and risk of product development. Our significant expertise in robot design and engineering, combined with our management team’s experience in military and consumer markets, positions us to capitalize on the expected growth in the market for robots.
      Over the past three years, we sold more than 1.2 million of our Roomba floor vacuuming robots. We also sold to the U.S. military during that time more than 200 of our PackBot tactical military robots, most of which have been deployed on missions in Afghanistan and Iraq.
     Revenue
      We currently derive revenue from product sales and research and development services. Product revenue is derived from the sale of our various Roomba and PackBot robots and related accessories. Research and development revenue is derived from the execution of contracts awarded by the U.S. federal government, other governments and a small number of commercial and industrial customers. In the future, we expect to derive increasing revenue from product maintenance and support services.
      We currently derive a majority of our revenue from the sale of our Roomba robots. In 2004, funded research and development contracts accounted for approximately 13.0% of our total revenue. We expect to continue to perform funded research and development work with the intent of leveraging the technology developed to advance our new product development efforts. In the future, however, we expect that revenue from funded research and development contracts could grow modestly on a dollar basis and represent a decreasing percentage of our revenue.
      In 2004, approximately 82.2% of our consumer product revenue resulted from sales to twelve customers, primarily U.S. retailers, and 86.3% of military product revenue and 78.1% of funded research and development contract revenue resulted from orders and contracts from the U.S. federal government.
      Our revenue from product sales is generated through sales to our retail distribution channels, our distributor network and to certain U.S. and foreign governments. In 2002, when our Roomba robot was first commercially introduced and throughout 2003, we recognized revenue from our U.S. consumer product sales on a “sell-through basis” (when retail stores sold our Roomba robots to end users). In the first quarter of 2004, we began recognizing revenue from U.S. consumer product sales on a “sell-in basis” (when our robots are shipped by us to the retail stores). As a result of this change in accounting treatment, in the first quarter of 2004 we recognized $5.7 million of product revenue from products shipped prior to 2004. This one-time increase impacts period-to-period comparisons relating to 2004. Revenue from sales of our military robots is recognized upon the later to occur of shipment or customer acceptance.
      Revenue from consumer product sales is significantly seasonal, with a majority of our consumer product revenue generated in the second half of the year (in advance of the holiday season). Revenue from our military robot sales and revenue from funded research and development contracts are occasionally influenced by the September 30 fiscal year-end of the U.S. federal government, but are not otherwise significantly seasonal. In addition, our revenue can be affected by the timing of the release of new products and the award of new contracts.

Cost of Revenue
      The most significant components of our cost of revenue are raw materials and labor. Raw material costs, which are our most significant cost items, generally have not fluctuated materially as a percentage of revenue since the introduction of our robots in 2002. There can be no assurance, however, that our costs of raw materials will not increase.
      Labor costs also comprise a significant portion of our cost of revenue. Compared to our PackBot robots, labor costs for our Roomba robots comprise a greater percentage of the associated cost of revenue. We outsource the manufacture of our Roomba robots to a contract manufacturer in China. While labor costs in China traditionally have been favorable compared to labor costs elsewhere in the world, including the United States, we believe that labor in China is becoming more scarce. Consequently, the labor costs for our Roomba robots could increase in the future.

Gross Profit
      Our gross profit as a percentage of revenue varies according to the mix of products sold. Currently, our consumer robots typically have a higher gross profit as a percentage of revenue than our military robots due to lower-volume, early-stage production of our military robots.
      As a result of the change in accounting from a “sell-through” to “sell-in” basis, we recognized $2.5 million of gross profit in the first quarter of 2004, which disproportionately increased our gross profit as a percentage of revenues in that quarter and 2004.

Research and Development Expenses
      Research and development expenses consist primarily of:

•	salaries and related costs for our engineers;

•	costs for high technology components used in product and prototype development; and

•	costs of test equipment used during product development.
      We have significantly expanded our research and development capabilities and expect to continue to expand these capabilities in the future. Substantially all of our research and development is performed in the United States, although we maintain a limited staff of engineering personnel in Hong Kong to serve as a liaison between our U.S.-based engineering staff and our outsourced manufacturer in China. We are committed to increasing the level of innovative design and development of new products as we strive to enhance our ability to serve our existing consumer and military markets as well as new markets for robots.

Selling, General and Administrative Expenses
      Our selling, general and administrative expenses consist primarily of:

•	salaries and related costs for sales and marketing personnel;

•	salaries and related costs for executives and administrative personnel;

•	advertising, marketing and other brand-building costs;

•	professional services costs;

•	information systems and infrastructure costs;

•	travel and related costs; and

•	occupancy and other overhead costs.
      As we focus on increasing our market penetration and continuing to build brand awareness, we anticipate that selling, general and administrative expenses will continue to increase in absolute dollars for the foreseeable future. Selling, general and administrative costs as a percentage of our revenue are not likely to decrease in the foreseeable future as we intend to continue to take advantage of our market-leading position in the robot industry by building on the iRobot brand. We also expect our general and administrative expenses will increase due to our preparations to become and to operate as a public company, including costs associated with compliance with Section 404 of the Sarbanes-Oxley Act, directors’ and officers’ liability insurance, increased professional services, and a new investor relations function.

Stock-Based Compensation Expenses
      We have recorded deferred stock-based compensation expense related to grants of stock options made after January 1, 2005. This amount represents the difference between the exercise price of an option awarded to an employee and the amount subsequently reassessed to be the fair market value of the underlying shares on the date of grant. We incur stock-based compensation expenses as we amortize the deferred stock-based compensation amounts over the related vesting periods, up to five years. In addition, we have awarded options to non-employees to purchase our common stock. Stock-based compensation expenses related to non-employees are measured on a fair-value basis using the Black-Scholes valuation model as the options are earned.
      Deferred stock-based compensation based on outstanding stock options at July 2, 2005 is approximately $1.2 million. We expect to record aggregate amortization of stock-based compensation expense of approximately $65,000 and $65,000 for the third and fourth quarters of 2005, respectively, from these outstanding options and subject to continued vesting of options. In addition, we expect to record aggregate amortization of stock-based compensation expense of approximately $259,000, $259,000, $253,000, $252,000 and $41,000 for 2006, 2007, 2008, 2009 and 2010, respectively, from these outstanding options and subject to continued vesting of options.

Fiscal Periods
      Historically, our fiscal year ended on December 31 and our fiscal quarters ended on March 31, June 30, September 30 and December 31. Reference to 2004, for example, refers to the fiscal year ended December 31, 2004. Beginning in fiscal 2005, we operate and report using a 52-53 week fiscal year ending on the Saturday closest to December 31. Accordingly, each of our fiscal quarters ends on the Saturday that falls closest to the last day of the third calendar month of the quarter.
Critical Accounting Policies and Estimates
      Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.
      We believe that of our significant accounting policies, which are described in the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, we believe that the following accounting policies are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition
      We recognize revenue from sales of consumer products under the terms of the customer agreement upon transfer of title to the customer, provided the price is fixed or determinable, collection is determined to be probable and no significant obligations remain. Sales to resellers are subject to agreements allowing for limited rights of return, rebates and price protection. Accordingly, we reduce revenue for our estimates of liabilities for these rights at the time the related sale is recorded. The estimates for returns are adjusted periodically based upon historical rates of returns, inventory levels in the channel and other related factors. The estimates and reserve for rebates and price protection are based on specific programs, expected usage and historical experience. Actual results could differ from these estimates. Through 2003, we recognized revenue on sales to certain distributors and retail customers upon their sale to the end user. Starting in the first quarter of 2004, as a result of our accumulation of sufficient experience to reasonably estimate allowances for product returns, we adopted the standard industry practice of recognizing revenue on all sales upon delivery of product to distributors and retail stores and established a related allowance for future returns based upon historical experience. If future trends or our ability to estimate were to change significantly from those experienced in the past, incremental reductions or increases to revenue may result based on this new experience.
      Under cost-plus research and development contracts, we recognize revenue based on costs incurred plus a pro-rata portion of the total fixed fee. We recognize revenue on fixed-price contracts using the percentage-of-completion method. Costs and estimated gross profits on contracts are recorded as work is performed based on the percentage that incurred costs bear to estimated total costs utilizing the most recent estimates of costs and funding. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and income, and are recorded or recognized, as the case may be, in the period in which the revisions are determined. Since many contracts extend over a long period of time, revisions in cost and funding estimates during the progress of work have the effect of adjusting earnings applicable to past performance in the current period. When the current contract estimate indicates a loss, provision is made for the total anticipated loss in the current period. Revenue earned in excess of billings, if any, is recorded as unbilled revenue. Billings in excess of revenue earned, if any, are recorded as deferred revenue.

Accounting for Stock-Based Awards
      We apply Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, and related interpretations (Opinion 25), in accounting for our stock-based compensation plan. Accordingly, compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices only to the extent that such exercise prices are less than the fair market value at the date of grant. We follow the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS 123 and related interpretations.
      On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of Opinion 25 to stock compensation awards issued to employees. Instead, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost must be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period, which is usually the vesting period.
      We have not yet quantified the effects of the adoption of SFAS 123R, but we expect that the new standard will result in significant stock-based compensation expense. The effects of adopting SFAS 123R will depend on numerous factors, including the valuation model we choose to value stock-based awards, the assumed award forfeiture rate, the accounting policies we adopt concerning the method of recognizing the fair value of awards over the requisite service period and the transition method, as described below, we choose for adopting SFAS 123R. SFAS 123R will be effective for our fiscal quarter beginning January 1, 2006.

Accounting for Income Taxes
      Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
      To date, for U.S. federal income tax purposes, we have operated in a loss position. We have $13.1 million of net operating loss carry-forwards as of December 31, 2004, although the use of these net operating loss carry-forwards may be limited by changes in our ownership. We expect that these net operating loss carry-forwards will impact our effective tax rate over the next several years. There, however, can be no assurance as to the rate at which these net operating loss carry-forwards can be utilized, or as to whether there will be any other tax incentives available after 2004.

Warranty
      We provide a one-year warranty against defects in materials and workmanship and will either repair the goods, provide replacement products at no charge to the customer or refund amounts to the customer for defective products. We record estimated warranty costs, based on historical experience by product, at the time we recognize product revenue. As the complexity of our products increases, we could experience higher warranty claims relative to sales than we have previously experienced, and we may need to increase these estimated warranty reserves.

Inventory Valuation
      We value our inventory at the lower of the actual cost of our inventory or its current estimated market value. We write down inventory for obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. Because of the seasonality of our consumer product sales and inventory levels, obsolescence of technology and product life cycles, we generally write down inventory to net realizable value based on forecasted product demand. Actual demand and market conditions may be lower than those that we project and this difference could have a material adverse effect on our gross profit if inventory write-downs beyond those initially recorded become necessary. Alternatively, if actual demand and market conditions are more favorable than those we estimated at the time of such a write-down, our gross profit could be favorably impacted in future periods.

Overview of Results of Operations
      The following table sets forth our results of operations for the periods shown:

				Six Months Ended
	Fiscal Year Ended December 31,
				June 30,	July 2,
	2002	2003	2004	2004	2005

				(unaudited)
	(in thousands)
Revenue
Product revenue(1)	$6,955	$45,896	$82,147	$23,087	$34,723
Contract revenue	7,223	7,661	12,365	5,039	8,233
Royalty revenue	639	759	531	483	62

Total revenue	14,817	54,316	95,043	28,609	43,018

Cost of Revenue
Cost of product revenue	4,896	31,194	59,321	16,471	26,750
Cost of contract revenue	11,861	6,143	8,371	3,345	5,770

Total cost of revenue	16,757	37,337	67,692	19,816	32,520

Gross profit (loss)(1)	(1,940)	16,979	27,351	8,793	10,498
Operating Expenses
Research and development	1,736	3,848	5,504	2,563	5,713
Selling, general and administrative	7,128	20,521	21,404	9,188	12,061
Stock-based compensation(2)	—	—	—	—	90

Total operating expenses	8,864	24,369	26,908	11,751	17,864

Operating income (loss)	(10,804)	(7,390)	443	(2,958)	(7,366)
Other income (expense), net	45	15	(80)	(41)	211

Income (loss) before income taxes	(10,759)	(7,375)	363	(2,999)	(7,155)
Income tax expense	15	36	144	1	2

Net income (loss)	$(10,774)	$(7,411)	$219	$(3,000)	$(7,157)

(1)	Beginning in the first quarter of 2004, we converted from recognizing revenue from U.S. consumer product sales on a “sell-through” basis (when retail stores sold our robots) to a “sell-in” basis (when our robots are shipped to retail stores). As a result of this conversion, our revenue and gross profit in the first quarter of 2004 included $5.7 million and $2.5 million, respectively, from robots shipped prior to 2004.
(2)	Stock-based compensation recorded in 2005 breaks down by expense classification as follows:

Six Months Ended
July 2, 2005

(unaudited)
(in thousands)
Cost of product revenue	$9
Cost of contract revenue	11
Research and development	32
Selling, general and administrative	38

Total stock-based compensation	$90

      The following table sets forth our results of operations as a percentage of revenue for the periods shown:

	Fiscal Year Ended			Six Months Ended
	December 31,
				June 30,	July 2,
	2002	2003	2004	2004	2005

Revenue
Product revenue	47.0%	84.5%	86.4%	80.7%	80.8%
Contract revenue	48.7	14.1	13.0	17.6	19.1
Royalty revenue	4.3	1.4	0.6	1.7	0.1

Total revenue	100.0	100.0	100.0	100.0	100.0

Cost of Revenue
Cost of product revenue	33.0	57.4	62.4	57.6	62.2
Cost of contract revenue	80.1	11.3	8.8	11.7	13.4

Total cost of revenue	113.1	68.7	71.2	69.3	75.6

Gross profit (loss)	(13.1)	31.3	28.8	30.7	24.4
Operating Expenses
Research and development	11.7	7.1	5.8	9.0	13.3
Selling, general and administrative	48.1	37.8	22.5	32.1	28.0
Stock-based compensation	—	—	—	—	0.2

Total operating expenses	59.8	44.9	28.3	41.1	41.5

Operating income (loss)	(72.9)	(13.6)	0.5	(10.4)	(17.1)
Other income (expense), net	0.3	—	(0.1)	(0.1)	0.5

Income (loss) before income taxes	(72.6)	(13.6)	0.4	(10.5)	(16.6)
Income tax expense	0.1	—	0.2	—	—

Net income (loss)	(72.7)%	(13.6)%	0.2%	(10.5)%	(16.6)%

Comparison of Six Months Ended July 2, 2005 to Six Months Ended June 30, 2004

Revenue
      Our revenue increased 50.4% to $43.0 million in the six months ended July 2, 2005 from $28.6 million in the six months ended June 30, 2004. Revenue increased approximately $200,000, or 0.9%, in our consumer business and $14.6 million, or 166.4%, in our government and industrial business. The increase in revenue from our consumer products was driven by continued demand for our Roomba floor vacuuming robots, and in particular by the introduction of the second generation of our Roomba robots in the third quarter of 2004. The increase in revenue from our government and industrial business was due primarily to increased revenue from sales of our military robots, including as a result of an order for our PackBot tactical military robots from the U.S. Navy.
      Our revenue in 2004 was impacted by our conversion in accounting for U.S. consumer product sales from a “sell-through” basis (when retail stores sell our Roomba robots to their customers) to a “sell-in” basis (when our robots are shipped by us to the retail stores). As a result of this conversion, in 2004 we recognized $5.7 million of product revenue from products shipped by us prior to 2004. If such one-time revenue had not been included in our results in the six months ended June 30, 2004, revenues in our consumer business would have increased by $5.9 million, or 43.1%, from the six months ended June 30, 2004 to the comparable period of 2005.

Gross Profit
      Gross profit increased 19.4% to $10.5 million in the six months ended July 2, 2005, from $8.8 million in the six months ended June 30, 2004. Gross profit as a percentage of revenue decreased to 24.4% in the six months ended July 2, 2005 from 30.7% of revenue in the six months ended June 30, 2004. This decrease in gross profit, as a percentage of revenue, was primarily due to a one-time increase in gross profit as a result of our conversion to “sell-in” accounting in the first quarter of 2004 and, to a lesser extent, to a decrease in royalty revenue as a percentage of revenue and an increase in the percentage of revenue from the sale of our PackBot robots at a lower gross margin than that realized on our consumer product sales. As a result of this conversion to “sell-in” accounting, we recognized $2.5 million in gross profit in the six months ended June 30, 2004.

Research and Development
      Research and development expenses increased approximately 122.9% to $5.7 million (13.3% of revenue) in the six months ended July 2, 2005 from $2.6 million (9.0% of revenue) in the six months ended June 30, 2004. The increase in research and development expenses was primarily due to increased headcount in our consumer products research and development function. In the six months ended July 2, 2005 and June 30, 2004, we incurred the majority of our independent (non-funded) research and development expenses to support the development of enhancements to our Roomba product line. In addition, at the beginning of 2004, we began product development work on a floor washing robot now known as Scooba. Research and development expenses for our government and industrial business do not include the costs of research funded by various government and industrial third parties. The direct costs of these funded programs increased by $2.5 million from $3.3 million in the six months ended June 30, 2004 to $5.8 million in the six months ended July 2, 2005.

Selling, General and Administrative
      Selling, general and administrative expenses increased 31.3% to $12.1 million (28.0% of revenue) in the six months ended July 2, 2005 from $9.2 million (32.1% of revenue) in the six months ended June 30, 2004. The increase in selling, general and administrative expenses was primarily due to an increase in advertising and promotion in support of the Roomba product line, including our Roomba Scheduler robot, an expansion of our corporate administrative support services in the areas of accounting, information technology, human resources, legal and corporate marketing, and the expenses associated with our preparations to become a public company during the six months ended July 2, 2005.

Other Income (Expense), Net
      Other income, net amounted to $211,000 in the six months ended July 2, 2005 compared to other expense, net of approximately $41,000 in the six months ended June 30, 2004. The increase in other income (expense), net was primarily due to interest earned on invested cash during the six months ended July 2, 2005.

Income Tax Provision
      Since we operated at a net loss during the first six months of 2005 and 2004, we did not incur an income tax expense during either period.

Comparison of Years Ended December 31, 2004 and 2003

Revenue
      Our revenue increased 75.0% to $95.0 million in 2004, from $54.3 million in 2003. Revenue increased $28.3 million, or 65.6%, in our consumer business and $12.0 million, or 106.6%, in our government and industrial business. The increase in revenue from our consumer products was driven by continued strong demand for our Roomba floor vacuuming robot, originally introduced in late 2002, and in particular by the introduction of the second generation of our Roomba floor vacuuming robots in the third fiscal quarter of 2004. The increase in revenue from our government and industrial business was due primarily to increased revenue from sales of our military robots and, to a lesser extent to increased contract revenue. The sales of our military robots in 2004 were driven by the continued strong demand for our PackBot robot, attributable primarily to the level of hostilities in Afghanistan and Iraq and the need for soldiers to deal with a large number of explosive devices.
      Our revenue in 2004 was impacted by our conversion in accounting for U.S. consumer product sales from a “sell-through” basis to a “sell-in” basis. As a result of this conversion, we recognized $5.7 million of product revenue in the first quarter of 2004 from products shipped by us prior to 2004.

Gross Profit
      Gross profit increased 61.1% to $27.4 million in 2004, from $17.0 million in 2003. Gross profit as a percentage of revenue decreased to 28.8% in 2004 from 31.3% of revenue in 2003. This decrease in gross profit, as a percentage of revenue, was due primarily to a decrease in royalty revenue derived from a third-party product no longer sold and to the reduction of the sales price of our first-generation Roomba robot in anticipation of the introduction of the second-generation robots. As a result of our conversion to “sell-in” accounting, we recognized $2.5 million in gross profit in 2004.

Research and Development
      Research and development expenses increased approximately 43.0% to $5.5 million (5.8% of revenue) in 2004 from $3.8 million (7.1% of revenue) in 2003. In 2004 and 2003, we incurred the majority of our independent (non-funded) research and development expenses to support the development of enhancements to our Roomba product line resulting in the launch of the second-generation of our Roomba floor vacuuming robots in 2004. In addition, at the beginning of 2004, we began product development work on our Scooba floor washing robot. Research and development expenses for our government and industrial business do not include the costs of research funded by various government and industrial third-parties. The direct costs of these funded programs increased by $2.3 million from $6.1 million in 2003 to $8.4 million in 2004.

Selling, General and Administrative
      Selling, general and administrative expenses increased slightly to $21.4 million (22.5% of revenue) in 2004 from $20.5 million (37.8% of revenue) in 2003. The spending in 2003 reflects our promotion of our Roomba robot in its first full year of availability, including a significant investment in advertising for market penetration and product and brand awareness.

Other Income (Expense), Net
      Other income (expense), net principally consists of interest income on our investment portfolio, partially offset by interest expense as we occasionally borrow on a working capital line of credit. Other expense, net for 2004 amounted to $80,000 compared to other income, net of $15,000 in 2003. In 2004, the other expense, net consisted primarily of interest expense incurred as a result of our borrowings under our working capital line of credit and discounts for accelerated payments $140,000, partially offset by interest income of $60,000 earned on our cash portfolio.

Income Tax Provision
      Our income taxes represent primarily state taxes and the impact of applying the alternative minimum tax rules. We had $13.1 million and $13.2 million of tax loss carry-forwards, for U.S. federal income tax purposes, outstanding as of December 31, 2004 and December 31, 2003, respectively.

Comparison of Years Ended December 31, 2003 and 2002

Revenue
      Our revenue increased 266.6% to $54.3 million in 2003, from $14.8 million in 2002. Product revenue increased $38.9 million, or 559.9%, and contract revenue increased approximately $400,000, or 6.1%. The increase in product revenue in 2003 resulted from the first full year of sales of our Roomba robots, originally introduced in late 2002, and the first full year of sales of our PackBot robots, first introduced to the military market in late 2002. In addition, throughout 2003, we consistently added new stores to our retail distribution network.

Gross Profit
      Gross profit increased to $17.0 million in 2003, from a negative gross profit of $1.9 million in 2002. Gross profit as a percentage of revenue increased to 31.3% of revenue in 2003 from a negative gross profit as a percentage of revenue of 13.1%. This improved gross profit as a percentage of revenue was due to contract revenue exceeding contract costs in 2003 by $1.5 million and a gross profit percentage of 32.0% on product revenue in 2003. The loss in 2002 was primarily due to $11.9 million of contract costs being only partially offset by $7.2 million of contract revenue.

Research and Development
      Research and development expenses increased approximately 121.7% to $3.8 million (7.1% of revenue) in 2003 from $1.7 million (11.7% of revenue) in 2002. The majority of this increase in 2003 was due to product development work on our Roomba robots, including work on several enhancements to the first-generation Roomba robot and on our second-generation Roomba products. Research and development expenses do not include the costs of research funded by various government and industrial third-parties. The direct costs of these funded programs decreased by $5.8 million from $11.9 million in 2002 to $6.1 million in 2003.

Selling, General and Administrative
      Selling, general and administrative expenses increased approximately 187.9% to $20.5 million (37.8% of revenue) in 2003 from $7.1 million (48.1% of revenue) in 2002. During 2003, we initiated our first significant efforts to promote, market and sell our Roomba robots. The increase in selling, general and administrative expenses in 2003 was due in large part to these promotional efforts and our substantial investment in our financial and systems capabilities.

Other Income (Expense), Net
      Other income, net for 2003 amounted to $15,000 compared to $45,000 in 2002. In 2003 and 2002, the other income, net was primarily interest income earned on our cash portfolio.

Income Tax Provision
      We had $13.2 million and $14.8 million of tax loss carry-forwards, for U.S. federal income tax purposes, outstanding as of December 31, 2003 and December 31, 2002, respectively.
Quarterly Results of Operations
      You should read the following tables presenting our unaudited quarterly results of operations in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. You should also keep in mind, as you read the following tables, that our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

      The following table presents our unaudited quarterly results of operations for the six fiscal quarters ended July 2, 2005. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair statement of our financial position and operating results for the quarters presented.

	Fiscal Quarter Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	July 2,
	2004	2004	2004	2004	2005	2005

	(unaudited)
	(in thousands)
Revenue
Product revenue(1)	$15,812	$7,275	$25,502	$33,558	$12,531	$22,193
Contract revenue	2,221	2,818	3,461	3,865	4,539	3,693
Royalty revenue	465	18	(15)	62	62	—

Total revenue	18,498	10,111	28,948	37,485	17,132	25,886

Cost of Revenue
Cost of product revenue	10,417	6,053	18,560	24,290	9,834	16,917
Cost of contract revenue	1,352	1,994	2,101	2,924	3,124	2,645

Total cost of revenue	11,769	8,047	20,661	27,214	12,958	19,562

Gross profit(1)	6,729	2,064	8,287	10,271	4,174	6,324
Operating Expenses
Research and development	1,422	1,141	1,206	1,735	3,048	2,665
Selling, general and administrative	4,790	4,399	4,139	8,077	5,295	6,766
Stock-based compensation(2)	—	—	—	—	27	63

Total operating expenses	6,212	5,540	5,345	9,812	8,370	9,494

Operating income (loss)	517	(3,476)	2,942	459	(4,196)	(3,170)
Other income (expense), net	(35)	(5)	(7)	(32)	97	114

Income (loss) before income taxes	482	(3,481)	2,935	427	(4,099)	(3,056)
Income tax expense	1	—	124	19	2	—

Net income (loss)	$481	$(3,481)	$2,811	$408	$(4,101)	$(3,056)

(1)	Beginning in the first quarter of 2004, we converted from recognizing revenue from U.S. consumer product sales on a “sell-through” basis (when retail stores sold our robots) to a “sell-in” basis (when our robots are shipped to retail stores). As a result of this conversion, our revenue and gross profit in the first quarter of 2004 included $5.7 million and $2.5 million, respectively, from robots shipped prior to 2004.
(2)	Stock-based compensation recorded in 2005 breaks down by expense classification as follows:

	Fiscal Quarter Ended

	March 31,	July 2,
	2005	2005

	(unaudited)
	(in thousands)
Cost of product revenue	$3	$6
Cost of contract revenue	4	7
Research and development	10	22
Selling, general and administrative	10	28

Total stock-based compensation	$27	$63

      The following table sets forth our results of operations as a percentage of revenue for the periods shown:

	Fiscal Quarter Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	July 2,
	2004	2004	2004	2004	2005	2005

Revenue
Product revenue	85.5%	72.0%	88.0%	89.5%	73.1%	85.7%
Contract revenue	12.0	27.9	12.0	10.3	26.5	14.3
Royalty revenue	2.5	0.1	—	0.2	0.4	—

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0

Cost of Revenue
Cost of product revenue	56.3	59.9	64.1	64.8	57.4	65.4
Cost of contract revenue	7.3	19.7	7.3	7.8	18.2	10.2

Total cost of revenue	63.6	79.6	71.4	72.6	75.6	75.6

Gross profit	36.4	20.4	28.6	27.4	24.4	24.4
Operating Expenses
Research and development	7.7	11.3	4.2	4.6	17.8	10.3
Selling, general and administrative	25.9	43.5	14.3	21.6	30.9	26.1
Stock-based compensation	—	—	—	—	0.2	0.2

Total operating expenses	33.6	54.8	18.5	26.2	48.9	36.6

Operating income (loss)	2.8	(34.4)	10.1	1.2	(24.5)	(12.2)
Other income (expense), net	(0.2)	—	—	(0.1)	0.6	0.4

Income (loss) before income taxes	2.6	(34.4)	10.1	1.1	(23.9)	(11.8)
Income tax expense	—	—	0.4	0.1	—	—

Net income (loss)	2.6%	(34.4)%	9.7%	1.0%	(23.9)%	(11.8)%

      Driven primarily by sales of our Roomba robots, our consumer product revenue has tended to be significantly seasonal, with a majority of our consumer product revenue generated in the second half of the year (in advance of the holiday season). Retail customers typically place orders for the holiday season in the third quarter and early in the fourth quarter.
      Our contract revenue increased each quarter during 2004 and the first quarter of 2005 due primarily to our increasing activity in U.S. Army’s Future Combat Systems, or FCS, program. Our contract revenue declined slightly in the second quarter of 2005 due primarily to non-recurring work performed under the FCS contract during the first quarter of 2005. Since our FCS contract is a cost-reimbursable type contract, we generate revenue by assigning personnel to the contract and prosecuting the work. Excluding revenue from our FCS contract, our contract revenue has grown modestly on a quarterly basis.
      Our gross profit as a percentage of revenue fluctuates significantly on a quarterly basis. Since certain costs of revenue are relatively fixed in the near term (for example, manufacturing engineering, quality assurance and related overhead costs), our gross profit tends to be lower during the first half of the year and to improve as revenue increases in the second half of the year.
Liquidity and Capital Resources
      At December 31, 2004 and July 2, 2005, our principal sources of liquidity were cash, cash equivalents and restricted cash totaling $19.4 million and $15.1 million, respectively, and accounts receivable of $14.4 million and $7.3 million, respectively. We have funded our growth primarily with proceeds from the issuance of convertible preferred stock for aggregate net cash proceeds of $37.5 million, occasional borrowings under a working capital line of credit and cash generated from operations.

Discussion of Cash Flows
      Net cash used by our operating activities in the first half of 2005 was $3.4 million compared to net cash generated by operating activities of $8.9 million in 2004 and net cash used by operating activities of $11.3 million in 2003 and $3.7 million in 2002. The cash used by our operating activities in the first half of 2005 was primarily due to a net loss of $7.2 million and an increase in inventory of $4.7 million, offset by a decrease in accounts receivable of $7.1 million, an increase in liabilities of approximately $600,000, and depreciation and amortization of deferred compensation of approximately $900,000 and $200,000, respectively, both of which are non-cash expenses. The cash provided by our operating activities in 2004 was primarily due to net income of approximately $200,000, an increase in total liabilities of $8.8 million, a decrease in inventory of $3.8 million, a decrease in unbilled revenue of approximately $400,000 and a decrease in other assets of approximately $400,000, which were partially offset by an increase in accounts receivable of $6.3 million. In addition, in 2004, we had $1.3 million of depreciation expense and approximately $300,000 of amortization of deferred compensation, which are non-cash expenses. The cash used by our operating activities in 2003 was primarily due to a net loss of $7.4 million, an increase in accounts receivable and unbilled revenue of approximately $8.0 million, an increase in inventory of $8.8 million and an increase in other assets of approximately $100,000, which were partially offset by an increase in total liabilities of $12.3 million. In addition, in 2003, we had approximately $700,000 of depreciation expense, which is a non-cash expense. The cash used by our operating activities in 2002 was primarily due to a net loss of $10.8 million, an increase in unbilled revenue of approximately $300,000, an increase in inventory of $1.8 million and an increase in other assets of approximately $400,000, which were partially offset by an increase in total liabilities of $8.9 million. In addition, in 2002, we had approximately $500,000 of depreciation expense, which is a non-cash expense.
      Net cash used in our investing activities was $1.4 million in the first half of 2005, $3.2 million in 2004, $1.3 million in 2003 and approximately $400,000 in 2002. Investment activities throughout the period represent the purchase of capital equipment in support of our growth, including computer equipment, internal use software, furniture and fixtures, engineering and test equipment, and production tooling. A significant portion of the increase in investing activities from 2003 to 2004 reflects the purchase of production tooling in support of the ramp-up of Roomba production.
      Net cash provided by our financing activities was approximately $400,000 in the first half of 2005, $9.2 million in 2004 and $14.3 million in 2003. The cash impact of financing activities in 2002 was negligible. Net cash provided by our financing activities in the first half of 2005 consisted primarily of the proceeds from employee exercises of incentive stock options. Net cash provided by our financing activities in 2004 consisted primarily of proceeds of $9.9 million from the issuance of a series of convertible preferred stock, approximately $300,000 from exercises of common stock options and approximately $300,000 from the issuance of restricted stock, offset by $1.3 million for repayment of borrowings under our working capital line of credit. Net cash provided by our financing activities in 2003 consisted primarily of proceeds of $12.9 million from the issuance of a series of convertible preferred stock and $1.3 million of borrowings under our working capital line of credit.
      The majority of our long-lived assets for the years ended December 31, 2002, 2003 and 2004 are located in the United States. However, beginning in 2002, we invested a significant amount in production tooling for the manufacture of the Roomba product line in China.

Working Capital Facility
      On May 26, 2005, we obtained a working capital line of credit with a bank under which we can borrow up to $20.0 million, including a $2.0 million sub-limit for equipment financing. Interest accrues at a variable rate based on prime or published LIBOR rates. The line expires on May 26, 2007 at which time all advances will be immediately due and payable. As of July 2, 2005, we had no amounts outstanding and $20.0 million available under our working capital line of credit. Borrowings are secured by substantially all of our assets other than our intellectual property. Under the terms of this credit facility, we are required to comply with certain financial covenants. At July 2, 2005, we were in compliance with all financial covenants. To the extent we are unable to satisfy those covenants in the future, we will need to obtain waivers to avoid being in default of the terms of this credit facility. If a default occurs, the bank may require that we repay all amounts then outstanding. After this offering, we expect that we will have sufficient resources to fund any amounts which may become due under this credit facility as a result of a default by us or otherwise. Any amounts which we may be required to repay prior to a scheduled repayment date, however, would reduce funds that we could otherwise allocate to other opportunities that we consider desirable.

Working Capital and Capital Expenditure Needs
      We believe our existing cash, cash equivalents, cash provided by operating activities, funds available through our working capital line of credit and the net proceeds from this offering will be sufficient to meet our working capital and capital expenditure needs over at least the next twelve months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our marketing and sales activities, the timing and extent of spending to support product development efforts, the timing of introductions of new products and enhancements to existing products, the acquisition of new capabilities or technologies, and the continuing market acceptance of our products and services. To the extent that existing cash, cash equivalents, cash from operations and cash from short-term borrowing are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.
Contractual Obligations
      We generally do not enter into binding purchase commitments. Our principal commitments consist of obligations under our lines of credit and leases for office space. The following table describes our commitments to settle contractual obligations in cash as of December 31, 2004:

	Payments Due by Period

	Less Than	1 to	3 to
	1 Year	3 Years	5 Years	Total

	(in thousands)
Operating leases	$929	$1,519	$766	$3,214
      As of July 2, 2005, our total contractual obligations had increased by $1.5 million from December 31, 2004, due to additional commitments made for leased office space at our Burlington, Massachusetts location.
Off-Balance Sheet Arrangements
      As of July 2, 2005, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of the Securities and Exchange Commission’s Regulation S-K.
Recent Accounting Pronouncements
      In December 2004, the FASB issued SFAS No. 123R, which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statement of operations. The accounting provisions of SFAS No. 123R are effective for fiscal years beginning after June 15, 2005. We will be required to adopt SFAS No. 123R for our fiscal quarter beginning January 1, 2006. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. We have not yet determined whether the adoption of SFAS No. 123R will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123. We are evaluating the requirements under SFAS No. 123R and expect the adoption to have a significant adverse impact on our consolidated operating results.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk
      Nearly all of our revenue is derived from transactions denominated in U.S. dollars, even though we maintain sales and business operations in foreign countries. As such, we have exposure to adverse changes in exchange rates associated with operating expenses of our foreign operations, but we believe this exposure to be immaterial.

Interest Rate Sensitivity
      We had unrestricted cash, cash equivalents and restricted cash totaling $15.1 million at July 2, 2005. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Some of the securities in which we invest, however, may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, debt securities and certificates of deposit. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. As of July 2, 2005, all of our investments were held in money market accounts.
      Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on our outstanding debt instruments, primarily certain borrowings under our bank line of credit. The advances under this line of credit bear a variable rate of interest determined as a function of the prime rate or the published LIBOR rate at the time of the borrowing. At July 2, 2005, there were no amounts outstanding under our working capital line of credit.

BUSINESS
Overview
      iRobot is a leading global provider of robots that enable people to complete complex tasks in a better way. For over 15 years, we have developed proprietary technology incorporating advanced concepts in navigation, mobility, manipulation and artificial intelligence to build industry-leading robots. Our Roomba floor vacuuming robot and recently announced Scooba floor washing robot perform time-consuming domestic chores, and our PackBot tactical military robots perform battlefield reconnaissance and bomb disposal. In addition, we are developing the Small Unmanned Ground Vehicle reconnaissance robot for the U.S. Army’s transformational Future Combat Systems program and, in conjunction with Deere & Company, the R-Gator unmanned ground vehicle. We sell our robots to consumers through a variety of distribution channels, including over 7,000 retail locations and our on-line store, and to the U.S. military and other government agencies worldwide.
      Since our founding by roboticists who performed research at the Massachusetts Institute of Technology, we have accumulated expertise in all the disciplines necessary to build durable, high-performance and cost-effective robots through the close integration of software, electronics and hardware. Our core technologies serve as reusable building blocks that we adapt and expand to develop next generation and new products, reducing the time, cost and risk of product development. For example, our proprietary AWARE Robot Intelligence Systems enable the behavioral control of robots. Our AWARE systems allow our Roomba floor vacuuming robot to clean an entire floor while avoiding obstacles and not falling down stairs, and also allow our PackBot robots and the R-Gator unmanned ground vehicle to accomplish complex missions such as waypoint navigation and real-time obstacle avoidance.
      Our significant expertise in robot design and engineering, combined with our management team’s experience in military and consumer markets, positions us to capitalize on the expected growth in the market for robot-based products. We believe that the sophisticated technologies in our existing consumer and military applications are adaptable to a broad array of markets such as law enforcement, homeland security, commercial cleaning, elderly care, oil services, home automation, landscaping, agriculture and construction. Our strategy is to maintain a leadership position in pursuing new applications for robot solutions by leveraging our ability to innovate, to bring new products to market quickly, to reduce costs through design and outsourcing capabilities, and to commercialize the results of our research, much of which is government funded.
      Over the past three years, we sold more than 1.2 million of our Roomba floor vacuuming robots. We also sold to the U.S. military during that time more than 200 of our PackBot tactical military robots, most of which have been deployed on missions in Afghanistan and Iraq.
Market Opportunity
      Throughout history, people have looked for better ways to improve productivity and quality of life. Whether it has been the invention and use of simple, hand-held tools or complex machines, the goal has been the same: complete tasks more effectively, more efficiently, more safely and less expensively. Over the past two centuries, we have seen dramatic quality of life improvements in many areas, including agriculture, transportation and communication, from the invention and use of new tools and machines.
      While tools and machines typically improve productivity and efficiency, many jobs still involve repetitive tasks, put people in harm’s way, or require significant physical exertion. Over the past several decades, the desire to continue to improve productivity and quality of life has led to the development of robots. Robots perform a variety of complex or repetitive tasks on command or by being programmed in advance. Unlike simple tools or machines, robots are designed to more fundamentally improve the effectiveness, efficiency, safety and ease with which tasks are completed. Early robots, designed to repeat actions in specific, known environments, have been and continue to be deployed successfully in environments automating repetitive tasks, such as on assembly lines and in manufacturing plants. While these first-generation robots created significant improvements in productivity, they are limited in their ability to operate in unknown or changing environments. As a result, these robots are not suited for a vast majority of the daily tasks that people undertake. This unmet need creates a significant market opportunity for new technologies to perform such tasks.
      Two decades ago, scientists began researching how to design and manufacture robots that could complete a wider range of tasks. In the 1980s, our co-founder and chief technology officer, Dr. Rodney Brooks, and his team at MIT began to develop a new generation of robots. Dr. Brooks noticed that insects, although possessing severely limited computation abilities, effectively deal with their environment. Using these observations as a starting point, Dr. Brooks began to develop behavior-based, artificially-intelligent robots. In contrast to first-generation robots used in manufacturing environments, behavior-based robots are designed to complete missions, not repetitive tasks, in complex and dynamic, real-world environments.
      Behavior-based robots have a much wider range of applications than first-generation robots. For example, behavior-based robots can perform a wide range of domestic chores for consumers, which require the ability to complete missions in dynamic and changing environments. Initial consumer applications for robots have included floor vacuuming and floor washing. In addition, behavior-based robots are capable of being designed to complete other domestic chores, including bathtub and toilet cleaning, as well as outdoor home maintenance, such as lawn mowing and window washing.
      The need for robots in consumer applications has increased in parallel with the evolution of robot technology. We believe that the demand for robots that can complete domestic chores is developing rapidly due to demographic trends including the aging population, increasing prevalence of dual-income households, declining birth rates and ongoing reduction in people’s “free” time. According to the 2004 United Nations Economic Commission for Europe in cooperation with the International Federation of Robotics, there will be approximately $2.6 billion spent worldwide on household robots from 2004 through 2007. In 2001, the Japan Robotics Association estimated that the worldwide market for home robots will be ¥1.5 trillion— approximately $12.3 billion— in 2010. In 2004, Future Horizons estimated that the total worldwide robotic market will be $59.3 billion in 2010. While the market for behavior-based robots is in its early stages, the potential opportunity for robots in specific market segments can be measured by reference to sales of traditional products in these segments. For example, according to the Freedonia Group, over 25 million vacuums were sold in the United States in 2003, resulting in a market size of $3.4 billion. Today, our floor vacuuming robots represent less than 1% of total vacuums in U.S. households. Other market segments, such as wet floor cleaning and lawn mowing, represent global, multi-billion dollar markets.
      The worldwide need for security and the transformation of the military are driving the market opportunity in the defense and government sector for automated and unmanned systems. The growth of the market for robots geared to the defense sector is driven by an expanding field of use for such robots as well as a heightened focus on initiatives to minimize military personnel loss and reduce cost, while increasing mobility and deployment rapidity. The current use of robots for reconnaissance and bomb disposal is expanding to also include surveillance, supply chain logistics and attack functions. The shift to less traditional warfare, demographic trends resulting in the decline of the pool of available military personnel, the increasing cost of military personnel (reported to be a median lifetime cost of $4 million per soldier) and the political ramifications of personnel casualties are driving the military to develop alternatives to its human-capital resources. Warfare modernization directives incorporate the use of robots in accordance with the National Defense Authorization Act of 2001, which stated that it “shall be a goal of the Armed Forces to achieve the fielding of unmanned, remotely controlled technology such that...by 2015, one-third of the operational ground combat vehicles of the Armed Forces are unmanned.” Regardless of the implementation of specific government programs, a common characteristic underlying military upgrade plans appears to be a greater reliance on automation and unmanned systems.
      Military robot development efforts have been significantly enhanced by extensive collaboration among the Department of Defense agencies. This collaboration was formalized by the Joint Robotics Program implemented by the United States Congress in 1989 to establish and pursue improvements in robot operational capabilities. Today, the military services have recognized a critical war-fighting role for robots as unmanned ground systems, as well as for reconnaissance, surveillance and explosive ordnance device remediation. Future military transformation plans such as the U.S. Army’s Future Combat Systems, or FCS, program as well as current operations in the global war on terrorism, have featured robots prominently to increase mission effectiveness. In 2005, the Government Accountability Office (GAO) stated that FCS program costs to develop and purchase the first increment, which would equip about one-third of the active Army’s combat brigades, could exceed $108 billion. In addition to other systems, the FCS program is intended to include three classes of Unmanned Ground Vehicles, or UGVs: the Armed Robotic Vehicle, or ARV, Multifunctional Utility/ Logistics and Equipment Vehicle, or MULE, and the Small Unmanned Ground Vehicle, or SUGV. Ultimately, the FCS program indicates that production of as many as three increments of 1,245 SUGV units each over the next decade is anticipated.
      Behavior-based robots also have the potential to be extremely effective in areas of homeland security, such as potential use by emergency first responders, and local law enforcement, as well as in perimeter and infrastructure security. Furthermore, in the industrial sector, behavior-based robots can be used to complete a wide range of missions, including cleaning, equipment maintenance, data acquisition, exploration and discovery, inspection, construction demolition, and delivery.
      Historical attempts to develop economical, behavior-based robots have had limited success due to, among other things, the inherent complexities in integrating the mechanical, electrical, sensor, power and software systems, and artificial intelligence necessary to create true functionality. Consequently, initial attempts to develop behavior-based robots for the consumer, government, defense and industrial markets have typically resulted in expensive and fragile robots, which cannot complete their missions effectively or efficiently. To be successful in their missions and valued by their intended consumer, government or industrial customers, robots must be high-performance, durable and cost-effective, as well as easy-to-use.
The iRobot Solution
      We sell robots that are designed to help people complete complex tasks in a better way. The key benefits of the iRobot solution are:
      Better Results. Our robots help perform dull, dirty or dangerous missions with better results. Our Roomba floor vacuuming robot cleans under beds and other furniture, resulting in significantly cleaner floors because it can access more of the floor than standard upright vacuum cleaners. Our recently announced Scooba floor washing robot is designed to clean floors more effectively than mopping because it sweeps, washes and dries in a single pass and stores clean and dirty water separately, rather than recycling dirty water during the cleaning process. Our PackBot tactical military robot is credited with saving the lives of U.S. service personnel in Afghanistan and Iraq by performing dangerous military missions that would otherwise have been performed by soldiers.
      Easy-to-Use. Our robots encompass advanced technology and a user-friendly design that make them easy to set up, operate and maintain. Our Roomba robots work at the touch of a single button, appealing to consumers’ intuition and requiring extremely limited set-up and learning time. Our Roomba Scheduler automatically turns itself on to clean on a schedule and returns to its home base to recharge. Our PackBot robots, while entailing greater user interaction, require only a few hours of training for their users.
      Cost-Effective. We believe our robots deliver high value for their cost. By leveraging existing technology building blocks, we are able to cut down our product development costs and provide robots at significantly lower cost than competitors. Our PackBot robots cost relatively little when compared to the value of saving the lives of armed forces personnel. Our Roomba floor vacuuming robots reduce the time spent by customers to clean rooms quickly and effectively. Our Roomba robots are priced competitively with traditional vacuum cleaners, but require practically no operator time, thereby enhancing productivity for the consumer.
      Safe and Durable. Safety and durability are key design objectives of all our products. For example, our PackBot robots have been developed with a patented, safe-firing circuit designed to prevent accidental discharge or detonation. To complete missions in challenging environments, PackBot’s sturdy design allows it to withstand 400g’s, or a ten-foot drop onto concrete. Our Roomba robots have a triple-redundant system to prevent them from falling down stairs and undergo severe quality control tests that include compression and drop tests.

iRobot Innovation Engine
      Innovation is at the core of our company. Our innovation engine, comprised of our robot technology, roboticists and robot market experience, enables us to design and introduce new products rapidly in a wide range of markets. Since 2002, we have introduced more than twelve new products and product enhancements.
iRobot Innovation Engine
      Robot Technology. We design behavior-based robots. Our proprietary AWARE Robot Intelligence Systems are code bases that implement the behavioral control of robots. Our robots rely on the interplay between behavior-based, artificially intelligent systems, real-world dynamic sensors, friendly user interfaces and tightly-integrated electromechanical designs. Combining these four components, we have created proprietary reusable building blocks of robotics capabilities that encompass mobility, navigation, manipulation, payload and user control. These technology building blocks are reusable and are leveraged in each product development project. The design and development of robots require not only strong competencies in each of the underlying technologies but also an ability to combine different systems into a seamless product that works. iRobot has built strong system integration capabilities.

      Roboticists. With a strong engineering team of more than 100 roboticists, we are an industry leader in the development of robot technology. Our people have a wealth of experience in key technologies such as artificial intelligence principles, sensory devices, electrical and mechanical systems, and user interfaces. Our roboticists have prior experience designing robots to explore Mars and the sea under the Arctic ice caps, unmanned air vehicles like the Fire Scout, and successful consumer products like Lego Mindstorms and the Furby. While at iRobot, our roboticists have accumulated experience designing underwater vehicles, interactive toys and robots for telepresence, wellbore maintenance and exploration of the Great Pyramid.
      Robot Market Experience. The market for behavior-based robots is still relatively new and requires more than technology expertise or a large engineering team to be successful. In addition, success requires understanding of the nuances of the market: how people interact with robots, what concerns people about robots and how best to market robots to specific end markets. Our experience as a pioneer in the robot market provides us with competencies on how to design, develop and market robots people need, will buy and will use.
Strategy
      Our objective is to rapidly invent, design, market and support innovative robots that will expand our leadership globally in our existing markets and newly addressable markets. Key elements of our strategy to achieve this objective include:
      Deliver Great Products and Continue to Expand Our Existing Markets. Our success is built upon our ability to deliver innovative products rapidly at economical price points and to offer a broad product line to our customers. We continuously receive and circulate customer feedback on the performance of our products to our engineers and product managers, allowing them to incorporate modifications and expand and develop new product lines to better meet our customers’ needs. Our strategy of offering a broad range of products at multiple price points allows us to grow with our existing customers, to attract new customers worldwide and to supply our customers with robots with increased capabilities. Within the consumer market today we offer floor cleaning products for various surfaces at multiple price points, as well as a number of product accessories. We are extending our consumer products offerings to include Scooba, our recently announced floor washing robot that sweeps, washes, scrubs and dries hard floors automatically. We are extending our military robot offerings from small, unmanned ground vehicles (such as our PackBot line of robots) to full-scale autonomous vehicles such as R-Gator.
      Innovate to Penetrate New Markets. Our goal is to develop innovative robots to perform dull, dirty or dangerous missions. We are able to develop robots with functionalities that are adaptable for use in a broad range of applications. Over our history, we have developed robots for several different markets. We intend to target new markets, such as law enforcement, homeland security, commercial cleaning, elderly care, oil services, home automation, landscaping, agriculture and construction, where robots can create high value and can provide a better way to complete complex tasks. We believe that our experience in penetrating new market segments and our culture of innovation provide us with a competitive advantage.
      Complement Core Competencies with Strategic Alliances. Our core competencies are the design, development and marketing of robots. We rely on strategic alliances to provide complementary competencies that we integrate into our products and to enhance market access. For example, our alliance with The Clorox Company, through which Clorox manufactures cleaning fluid, allows us to integrate world-class cleaning technology and know-how into our recently announced floor washing robot, Scooba. Our alliance with Deere & Company allows us to integrate our robot controls, navigation and obstacle avoidance systems with rugged vehicles manufactured by Deere & Company. Where appropriate, we may acquire companies, products and technologies to strengthen our ability to compete in existing markets or to establish initial footholds in new markets. We outsource other non-core activities, such as manufacturing and back-office functions, which helps us focus our resources on our core competencies.
      Leverage Research and Development Across Different Products and Markets. We leverage our research and development across all our products and markets. For example, we use technological expertise developed through government-funded research and development projects across our other product development efforts. While the U.S. government retains certain rights in the research projects that it has funded, we retain ownership of patents and know-how and are generally free to develop other commercial products, including consumer and industrial products, utilizing the technologies developed during these projects. Similarly, expertise developed while designing consumer products is used in designing products for government and industrial applications. This strategy helps us in avoiding the need to start each robot project from scratch, developing robots in a cost-effective manner and minimizing time to market.
      Develop an Ecosystem Around Our Platforms. We have developed products around which third-party communities can create related accessories, software and complementary products. We intend to foster this ecosystem by making our products into extensible platforms with open interfaces designed to carry payloads. For example, our robots are designed to allow third-party designers to add sensors and other functionalities, such as acoustic sniper detection and web-based control. We believe this strategy will allow us to expand the footprint of iRobot while maintaining our market leadership position.
      Continue to Strengthen Our Brand. We will continue to enhance our brand image and corporate identity. The iRobot brand is designed to communicate innovation, reliability, safety and value. Our robots’ performance and uniqueness have enabled us to obtain strong word-of-mouth and extensive press coverage leading to increasing brand awareness, brand personality and momentum. We intend to invest in increasing brand awareness through progressive marketing communication strategies, in-store training and presentations and mass media outreach. In addition, we will emphasize public relations campaigns. We will continue to invest in our brand to increase awareness and reinforce our message of innovation, reliability, safety and value.
      Continue to Reinvest Aggressively in Our Business and Our People. We believe the best path to maximizing long-term profit is to reinvest aggressively in our business and our people over the next several years. We plan to reinvest in research and development and sales distribution channels to extend and expand our market. We will also continue to hire top talent from top schools and invest in our people through training and on-the-job experience. We believe this aggressive reinvestment in our business and our people will help us maintain our market leadership.
Technology
      We are focused on behavior-based, artificially-intelligent systems developed to meet customer requirements in multiple market segments. In contrast to robotic manufacturing equipment or entertainment systems that are designed to repeat actions in specific, known environments, our systems are designed to complete missions in complex and dynamic real-world environments.
      Behavior-based robotics has its roots in the groundbreaking work our co-founder and chief technology officer, Dr. Rodney Brooks, performed at MIT during the 1980s. At the time it was believed that any intelligent robot would need a complete representational world model, and that the essence of generating intelligent behavior was explicit symbolic reasoning about expected effects of actions on that internal model. Dr. Brooks observed that insects, although possessing very small brains with severely limited computational abilities, deal effectively with their environment. Dr. Brooks noticed the contrast between insects and the then accepted approach to building artificially intelligent systems. Dr. Brooks developed the subsumption architecture— now commonly referred to as the behavior-based approach to artificial intelligence— modeled on the constraints implied by the limitations on the nervous systems of insects, the ethological observations of animal behavior, and even the developmental trajectories of human babies.
      Robots utilizing this behavior-based approach use a layered architecture, where the lowest level modules generate behaviors based on directly sensing the environment to maintain the integrity of the mission. On top of these layers, and in parallel, additional perceptual modules interpret sensory data in ways directly relevant for the mission and produce specific behavior elements. The overall behavior of these robots emerges from the inherently non-linear interactions of the robot with its environment and the interactions of the behavior generating modules. Robot software systems built under this architecture are inherently upgradeable. When new capabilities are desired for the robot, or when additional sensors or actuators are added, new software modules are added to the existing software base. The new behaviors only become active in an appropriate context. When they are active, they momentarily suppress more primitive behaviors that the robot will continue to use as a default case.

      This architecture forms the foundation for how we design our robots. For example, when our engineers design a behavior-based cleaning robot, bottom-layer behaviors such as “avoid-collision” are the most basic and are given the highest priority. Top-layer behaviors such as “clean floor” encapsulate high-level-intention and are built from lower behaviors or function only when lower behaviors such as “avoid collision” or “recharge battery” are satisfied. To reduce complexity, each layer functions simultaneously but asynchronously with no dependence on the others. This independence reduces interference between behaviors and prevents over-complexity, allowing behaviors to sequence and re-sequence dynamically according to unforeseen problems. In other words, we can deliver robots that accomplish real-world tasks without being told exactly how to do them.
      Our robots rely on the interplay among behavior-based artificially intelligent systems, real-world dynamic sensors, friendly user interfaces and tightly-integrated, electromechanical designs to efficiently accomplish their missions.
      AWARE Robot Intelligence Systems. Our proprietary AWARE Robot Intelligence Systems are code bases that enable the behavioral control of robots. Moreover, the AWARE Systems include modules that control behaviors, sensor fusion, power management and communication. Our AWARE systems allow our Roomba floor vacuuming robot to clean an entire floor while avoiding obstacles and not falling down stairs, and also allow our PackBot robots and the R-Gator unmanned ground vehicle to accomplish complex missions such as waypoint navigation and real-time obstacle avoidance.
      Real-World, Dynamic Sensing. The degree of intelligence that our robots display is directly attributable to their ability to perceive— or sense— the world around them. Using specialized hardware and signal processing, iRobot has developed sensors that fit particular cost-performance criteria. In other cases, we use off-the-shelf sensing hardware, such as laser scanners, cameras and optical sensors.
      User-Friendly Interfaces. Our robots require that users interact and instruct our robots in intuitive ways without extensive end-user set-up, installation, training or instruction. For example, our Roomba Discovery robot requires only one button to have the robot begin its mission, determine the size of the room to be cleaned, thoroughly clean the room and return to its re-charger, right out of the box without any pre-programmed knowledge of the user’s home. Similarly, our PackBot robots use intuitive controllers, interoperable between systems, which integrate high-level supervisory commands from the user into the behaviors of the robot. For example, a soldier may use a familiar joystick interface to instruct the robot where to move, while the robot continues to run lower-level obstacle avoidance, motor thermal management, fiber-optic cable management, and safety behaviors to ensure the completion of the mission.
      Tightly-Integrated, Electromechanical Design. Our products rely on our ability to build inherently robust integrated electrical and mechanical components into required form factors. For instance, the computer that powers the PackBot tactical mobile robot must withstand being dropped from more than ten feet onto concrete. Such high performance specifications require tight design integration.
      Combining these four components, we have created proprietary reusable building blocks of robotics capabilities that include:
      Mobility. Our consumer products have an affordable mechanical platform that can navigate around floor spaces. Our government and industrial products have a rugged mechanical platform that can climb stairs and right itself using its articulated flipper.
      Navigation. Our platforms enable our consumer robots to navigate autonomously around rooms following walls, detecting cliffs, searching for their base stations and docking themselves, and enable our military robots to circumnavigate buildings autonomously by climbing curbs and avoiding obstacles. Our navigation capabilities rely on technologies such as infrared ranging, infrared beacon, three-dimensional laser ranging, scanning sonar ranging and vision systems.
      Manipulation. Our manipulators are designed to be modular and scalable. Our PackBot OmniReach Manipulator System is a six-foot dexterous arm with no external cabling. We have developed a prototype of the PackBot EOD that has a larger arm for more payload and reach, called NEOReach.
      Payloads. Our PackBot Scout reconnaissance sensing payload includes cameras and illumination. The PackBot Explorer head includes a reconnaissance payload, audio and night vision plus a pan-tilt-lift capability. Capabilities being added to these payloads by third parties include acoustic sensing and multispectral imagers.
      User Control. Our robot control protocol allows a common user interface to operate our military robots, such as our PackBot robot, as well as the R-Gator unmanned ground vehicle. Our household products have an easy push button interface with a common remote control protocol for both our Roomba and Scooba robots.
      Swarm. Swarm technology represents collaborative algorithms that dictate the group behavior of large numbers of autonomous robots. Our algorithms are designed to be completely scaleable and to function with groups of ten or groups of ten thousand. We believe that our development platform is one of the world’s largest swarms, with over 100 individual robots.
      Our technology building blocks typically allow us to take a known platform and modify it for a new mission instead of starting from scratch for each application. This allows us to design and develop innovative robots rapidly and cost-effectively.
Products and Contracts
      We design and sell robots for the consumer and government and industrial markets.

Consumer Products
      We sell various products that are designed for use in the home, with our current products focused on floor cleaning tasks. Our consumer products provide value to our customers by producing better cleaning results at an affordable price and by freeing people from repetitive home cleaning tasks.
      iRobot Roomba. Since its introduction in late 2002, more than 1.2 million Roomba floor vacuuming robots have been sold to consumers. We currently offer five Roomba models that comprise our second generation floor vacuuming robots with varying price points and performance characteristics.
      Our Roomba robot’s compact disc shape allows it to clean under beds and other furniture, resulting in significantly cleaner floors since the Roomba can access more of the floor than standard upright vacuum cleaners. Roomba is programmed to keep operating until the floor is truly clean. In addition, Roomba eliminates the need to push a vacuum— it cleans automatically upon the push of a button.

      All of our current Roomba floor vacuuming robots include the following features:

•	the ability to sense a “cliff” or drop-off point and to react by reversing course automatically;

•	a non-marring bumper to clean up to obstacles without damaging furniture or walls;

•	a wide cleaning path to clean an entire room on a single battery charge;

•	an edging brush to clean along surface edges;

•	dirt-sensing, which allows the Roomba robot to detect dirtier areas in the home and respond by increasing and extending the intensity of its cleaning efforts in that concentrated space; and

•	improved cleaning and maintenance operations, enhancing the user friendliness of the Roomba robot.
      Our flagship Roomba Discovery robot also features automatic self-docking, which enables the robot to return to its home base for battery recharging when its battery runs low or it has cleaned the room, and an advanced power system that charges faster and runs longer than many other vacuums. Roomba Discovery can clean, on average, three rooms on a single charge.
      The suggested retail price for Roomba Discovery was initially $249 per unit (in 2004) and is currently supporting a suggested retail price of $279 per unit. The current suggested retail price for our Roomba Red base product is $149 per unit.
      We have recently introduced the iRobot Roomba Scheduler— a floor vacuuming robot that cleans a room automatically on a user-determined schedule. The Scheduler robot is expected to be available in retail outlets sometime during the third quarter of 2005 at a suggested retail price of $329 per unit.
      We also offer a Scheduler accessory kit which allows owners of the Roomba Discovery and Roomba Red to upgrade their robot to achieve scheduling capability. In addition to the Scheduler upgrade kit, we offer other accessories that allow users to upgrade and maintain their Roomba, including virtual wall sensing devices that direct Roomba to clean specific areas, batteries and chargers, filters and brushes, and wall mounts. We plan to continue to develop significant upgrades to our Roomba product line.
      iRobot Scooba. Scooba, our second major consumer product line, will be the first floor washing robot available for home use. Our Scooba robot utilizes the expertise gained from years of Roomba development to create a robot to replace the task of mopping.
      Our Scooba robot’s innovative cleaning process will allow the robot to simultaneously sweep, wash, scrub and dry hard floors, all at the touch of a button. Unlike a conventional mop that spreads dirty water on the floor, Scooba will apply only fresh water and cleaning solution to the floor from a clean tank. Scooba will clean wet spills in addition to dirt and grime, and it is safe for use on all sealed, hard floor surfaces, including wood and tile.
      Scooba will have the ability to navigate around the room using a light-touch bumper and will be smart enough to avoid carpets. Scooba will feature the most advanced diagnostic system of any of our consumer robots to provide the user with important maintenance feedback and improve user experience and product life.
      With The Clorox Company, we have developed a specially-engineered cleaning solution for use with the Scooba floor washing robot. We began a collaboration with The Clorox Company, a leader in home cleaning, in 2004 to create a cleaning solution that, when combined with the Scooba, would clean all hard floor surfaces and assist in the mobility of the robot.
      Final engineering design work is expected to be completed on the Scooba during the summer of 2005. We expect to have a limited number of Scooba floor washing robots available in time for the 2005 holiday season, most likely through direct sales to consumers, and plan a larger distribution for the first quarter of 2006. We will jointly market this specially-engineered cleaning solution with The Clorox Company. We expect that the suggested retail price of our Scooba robot will be approximately $399 per robot and sold through similar customer channels as those that currently exist for our Roomba robots.

Government and Industrial Products
      Our current government and industrial product offerings extend from our PackBot line of small, unmanned ground robots to the prototype R-Gator full-scale, autonomous vehicle. Our government and industrial robots are designed for high-performance, durability and ease of use. Our PackBot family of robots are based on a common platform and are currently priced from approximately $50,000 to $115,000 per unit.
      iRobot PackBot Scout. PackBot Scout is a portable, tactical, mobile robot designed for military operations in urban terrain and other 21st century battle missions. This lightweight, rugged robot can be hand-carried and deployed by a single soldier. Already deployed in Afghanistan and Iraq, PackBot Scout is designed to search dangerous or inaccessible areas, providing soldiers with a safe first look so they know what to expect and how to respond. Less than 20 centimeters high and only 18 kilograms fully loaded, PackBot Scout offers five open payload bays for maximum upgrade potential. Rated at more than 400g’s, the PackBot Scout is our most rugged PackBot configuration.
      iRobot PackBot Explorer. PackBot Explorer is designed for performing real-time targeting and battle damage assessment in dangerous or denied areas or other urban warfare scenarios. PackBot Explorer can enter the danger zone before responders are exposed to risk and function as the incident commander’s remote information gatherer. PackBot Explorer can help assess the situation, ensure the appropriate response, and reduce risk.
      iRobot PackBot EOD. PackBot EOD is a rugged, lightweight robot designed to conduct explosive ordnance disposal, hazardous materials, search-and-surveillance and other vital law enforcement tasks for bomb squads, SWAT teams, military units and other authorities. PackBot EOD can handle a full range of improvised explosive device and conventional ordnance disposal challenges. Our PackBot EOD robot’s lightweight and rugged OmniReach Manipulator System can extend up to six feet to safely disrupt improvised explosive devices, military ordnance, land mines and other incendiary devices.
      R-Gator: Autonomous Unmanned Ground Vehicle. The R-Gator prototype is built on the well-established rugged Deere & Company M-Gator military utility vehicle platform and enhanced with iRobot robotic controls, navigation and obstacle avoidance systems. The R-Gator is designed to serve numerous important roles, acting as unmanned scout, “point man,” perimeter guard, as well as pack/ ammunition/ supply carrier for soldiers. In conjunction with Deere & Company, we are currently in the process of producing a limited number of R-Gator prototypes some of which will be used for evaluation by a number of potential government customers. The net proceeds of R-Gator sales will be shared between us and Deere & Company. While early editions of these units will be targeted exclusively for military use, there are many potential industrial applications for the technology derived from the R-Gator program, including potential applications in agriculture, perimeter patrol, above-ground pipeline security and logistics.

Contract Research and Development Projects
      We are involved in several contract development projects with various U.S. governmental agencies and departments. The duration of these projects range from a few months to several years. These projects are usually funded as either cost-plus arrangements or time and materials contracts. Government funding is provided to encourage the development of robot technologies to solve various in-field challenges and with the expectation that if the projects result in the development of technically viable prototypes, then the government will purchase multiple production units for future use in the field. The government funding that we receive allows iRobot to accelerate the development of multiple technologies. While the U.S. government retains certain rights to military projects that it has funded, we retain ownership of patents and know-how and are generally free to develop other commercial products, including consumer and industrial products, utilizing the technologies developed during these projects. The rights which the government retains, however, may allow it to provide use of patent rights and know-how to others, and some of the know-how might be used by these third parties for their own development of consumer and industrial products. The contract development projects that we are currently undertaking include:

      Small Unmanned Ground Vehicle (SUGV). FCS is a major program to transform the U.S. Army to be strategically responsive and dominant at every point on the spectrum of operations, through real-time network centric communications and systems of a family of manned vehicles and unmanned platforms by the next decade. The FCS program combines advanced technologies, organizations, people and processes with concepts to create new sources of military power that are more responsive, deployable, agile, versatile, lethal, survivable and sustainable. The FCS system of systems is designed to provide increased strategic responsiveness, adaptive modular organizations, and units of action with three to seven days of self-sustainment.
      Our specific role in the FCS program is to design and develop the SUGV, which will be the “soldier’s robot.” The SUGV is expected to be a light-weight, man-portable robot that will support reconnaissance, remote sensing and urban warfare. Our involvement in the FCS program has enabled us to improve various management and control systems and enhance our engineering capabilities to achieve the Software Executive Institute’s Configuration Maturity Model, or CMM, certification. The program has also funded the development of earned value accounting and advanced modeling and simulation.
      NEOMover. New Explosive Ordnance Mover, or NEOMover, is a 200-pound gross weight tracked vehicle, capable of transporting a 150-pound payload, with a small footprint and extremely high mobility sponsored by the Technology Support Working Group, or TSWG. The NEOMover design incorporates a number of concepts present in other iRobot remote controlled vehicles and demonstrates many of the advantages that modular payloads and common interfaces can bring to the explosive ordnance disposal community. There are two goals of this effort. The first is to advance the maturity levels of the NEOMover hardware, firmware and software, and to enhance environmental ruggedness to a level suitable for small quantity manufacturing and evaluation of NEOMover platforms in field trials. The second is to maintain a level of architectural openness for future component integration with other TSWG common architecture components to enable continued future development.
      Wayfarer. Wayfarer is an applied research project funded by the U.S. Army Tank-automotive and Armaments Command, or TACOM, to develop fully-autonomous urban reconnaissance capabilities for our PackBot robot. On today’s battlefields, urban reconnaissance is vital to the safety and effectiveness of the soldier. Teleoperated robots can extend the soldier’s vision, but their applications are limited by communications range and available bandwidth. Wayfarer is being designed to increase the survival rates and effectiveness of urban soldiers by extending their vision beyond communications range. Wayfarer robots are being designed to perform the following fully-autonomous reconnaissance missions:

•	Route Reconnaissance. Move ahead of the soldier along a planned route of advance and return maps and video of what lies ahead.

•	Perimeter Reconnaissance. Traverse the entire perimeter of a building complex and return with maps and video.

•	Street-Based Reconnaissance. Navigate down city streets using street-following behaviors along with GPS/ INS and return maps and video of the urban terrain. The modular Wayfarer navigation payload connects to the standard PackBot payload interface and includes light detection and ranging, or LIDAR, stereo vision, forward-looking infrared, or FLIR, and inertial navigation system sensor hardware.
Strategic Alliances
      Our strategic alliances are an important part of our product development and distribution strategies. We rely on strategic alliances to provide technology, complementary product offerings and increased and quicker access to markets. We seek to form relationships with those entities that can provide best-in-class technology or complementary market advantages for establishing iRobot technology in new market segments.

      Among the strategic alliances we have established with commercial entities are the following:

Deere & Company. We have entered into a strategic business agreement with the commercial and consumer equipment division of Deere & Company to explore and potentially collaborate on multiple projects involving technology and product development and commercialization efforts. We have collaborated with Deere & Company on the development of the R-Gator unmanned ground vehicle. Deere & Company has provided funded research and development, access to its M-Gator military utility vehicle platform and certain other technology, and we have provided robot technologies, including our AWARE Robot Intelligence System. We and Deere & Company are currently in the process of producing a limited number of R-Gator prototypes for evaluation by potential government contractors. Net proceeds from sales of the R-Gator will be shared between us and Deere & Company.

To facilitate management of the R-Gator project and additional collaborative activities, we and Deere & Company have established a joint management committee to develop proposals for projects, oversee and report on the progress and fulfillment of projects, and seek opportunities to further the goals of the strategic business relationship through joint demonstration of technology and products at trade shows, industry days and internal management reviews. We believe that our strategic alliance with Deere & Company will lead to technologies, and later products, that are directly applicable to serving markets such as agricultural and construction equipment, in which we believe autonomous vehicles can play a significant role. Under the agreement, we have agreed not to work with any third party on projects competitive with certain Deere & Company products if Deere & Company makes certain minimum annual payments to us.

The Clorox Company. We have entered into a joint development and license agreement with The Clorox Company, whereby Clorox is the exclusive provider of the cleaning solution for the Scooba floor washing robot. Our alliance with The Clorox Company allows us to integrate their cleaning technology and know-how into our floor washing robot, improves consumer perception and awareness of our brand by association and through joint marketing, and provides a necessary product component at an affordable price.
      Our strategy of working closely with third parties extends to the design of our products. By offering extensible platforms designed to carry payloads, we have designed and manufactured our products to leverage the work of those individuals and organizations that offer specialized technological expertise. The PackBot and the Roomba robots are designed with open interfaces that allow third-party designers to add sensors or other functionality to our robots.
Sales and Distribution Channels
      We sell our products through distinct sales channels to the consumer and government and industrial markets.

Consumer
      We sell our consumer products through a network of over 7,000 retail stores in the United States and directly through the iRobot on-line store on our website. Internationally, our products are sold in over 40 countries, primarily through in-country distributors who resell to retail stores in their respective countries.

      We have a philosophy to choose supportive channel partners, and we intend to selectively grow our retail store network geographically and by product line. Certain smaller domestic retail operations are supported by distributors to whom we sell product directly. None of our customers individually comprised more than 10% of total revenues in the year ended December 31, 2004. Our top 15 consumer product customers for the year ended December 31, 2004 were:

• Amazon.com	• Kohl’s
• Bed Bath & Beyond	• Linens ’n Things
• Best Buy	• Mitsui & Co.
• Brookstone	• M. Block & Sons
• BJ’s Wholesale Club	• Sears
• Hammacher Schlemmer	• The Sharper Image
• The Home Depot	• Target
• Home Shopping Network
      To reach our customers in the most effective way, we will continue to expand our direct-to-consumer offerings through the iRobot on-line store. We have established valuable databases and customer lists that allow us to target directly those consumers most likely to purchase a new robot or upgrade. Our close connection with our customers in each of our markets provides an enhanced position from which to expand our distribution.
      In the United States, we maintain an in-house sales and product management team of ten employees. Outside the United States and Canada we sell our consumer products through distributors. Our consumer distribution strategy is intended to increase our global penetration and presence while maintaining high quality standards to ensure end-user satisfaction.

Government and Industrial
      We sell our government and industrial products directly to end users and indirectly through prime contractors. While the majority of government and industrial products have been sold to date to various operations within the U.S. federal government, we also sell to state and local government organizations. Our military products are sold overseas in compliance with the International Trafficking in Arms Regulations, or ITAR. We have sold our products to the governments of various countries in the past several years, including France, Germany, Singapore and Sweden.
      Customers and sponsors for our government products and contracts include:

Research Support Agencies	Military Customers

• U.S. Defense Advanced Research Projects Agency (DARPA)	• U.S. Army
• U.S. Space and Warfare Command (SPAWAR)	• U.S. Marine Corps
• U.S. Army Tank-automotive and Armaments Command (TACOM)	• U.S. Navy
• Technology Support Working Group (TSWG)
      Our government products are sold by a team of seven government sales specialists with over 40 years of cumulative experience in selling to government and defense agencies. All of these individuals have years of experience selling military products to government procurement offices, both in the United States and internationally. We maintain a one-person direct sales and support presence in Europe.

Customer Service and Support
      We also emphasize ongoing customer service and support. Consumer customer service representatives, some of whom are in-house and some of whom are outsourced, are extensively trained on the technical intricacies of our consumer products. Government and industrial customer representatives are usually former military personnel who are experienced in logistical and technical support requirements for military operations.

Marketing and Brand
      We believe that we have built a trusted, recognized brand by providing high-quality robots. We believe that customer word-of-mouth has been a significant driver of our brand’s success to date, which can work very well for products that inspire a high level of user loyalty because users are likely to share their positive experiences. Our grass-roots marketing efforts focus on feeding this word-of-mouth momentum, and we use public relations to accelerate it.
      Our innovative robots and public relations campaign have generated extensive press coverage. In 2005 alone, we have been featured in over 600 articles in local, national and international media including Newsweek, The New York Times and The Wall Street Journal. iRobot and our robots have also been profiled on a number of broadcast media including the Discovery Channel and CNN. In addition, our products have been parodied on “Saturday Night Live,” have appeared as a character on “Arrested Development” and have been shown on “The Gilmore Girls.” Our Roomba floor vacuuming robots ranked number seven on Google Inc.’s “Froogle Queries— Top 10 Popular Brand Names in 2004.” In addition, iRobot and our robots have won several awards, including Time Magazine’s Gadget of the Week, CES Innovations’ 2005 “Best Of Product” award, the 2005 Appliance Design Excellence in Design award, the 2005 IEEE and International Federation of Robotics Innovation award and Business Week Online’s Best of What’s New for 2004. Our inclusion as one of 15 prime contractors on the FCS program has greatly enhanced our brand and awareness among government and industrial customers. Through these efforts, we have been able to build our brand at minimal cost to us and we expect that our reputation for innovative products and word-of-mouth support will continue to play a significant role in our growth and success.
      Our sales and marketing expenses represented 17.2% of our revenue from product sales in 2004. In addition to building our brand through customer satisfaction and public relations, iRobot has been able to become a leading brand in the categories in which we compete. We believe there is value in this leadership position as it helps create a self-supporting, virtuous cycle. Our customer demand enhances our pricing power, which leads to additional funds to invest in research and development and promotion. This, in turn, enables our products to meet or exceed customer expectations and reinforces our brand leadership position. We expect to continue our investment in national advertising, consumer and trade shows, direct marketing and public relations to further build brand awareness. We believe that our significant in-house experience designing direct campaigns and promotional materials and with media targeting is a significant competitive advantage.
      Our website is also playing an increasing role in supporting brand awareness, answering customer questions and serving as a powerful showcase for our products. Our consumer robots and accessories are sold through our site. Our site includes information on how to contact retail channels in the United States and links to various sites where customers can directly purchase our products.
Manufacturing
      Our core competencies are the design, development and marketing of robots. Our manufacturing strategy is to outsource non-core activities, such as the production of our robots, to third party entities skilled in manufacturing. By relying on the outsourced manufacture of both our consumer and our military robots, we can focus our engineering expertise on the design of robots.
      Using our engineering team of over 100 roboticists, we can rapidly prototype design concepts and products to achieve optimal value, produce products at lower cost points and optimize our designs for manufacturing requirements, size and functionality.
      Manufacturing a new product requires a close relationship between our product designers and the manufacturing organizations. Using multiple engineering techniques, our products are introduced to the selected production facility at an early-development stage and the feedback provided by manufacturing is incorporated into the design before tooling is finalized and mass production begins. As a result, we can significantly reduce the time required to move a product from its design phase to mass production deliveries, with improved quality and yields.

      Since 2002, we have outsourced the manufacturing of our consumer products to one contract manufacturer, Jetta Company Limited at a single plant in China. Jetta Company Limited has been manufacturing products since 1977 and brings substantial experience to our production requirements. Jetta Company Limited has several manufacturing locations and has recently expanded one of its facilities to increase capacity for the production of our Roomba robots. Combined with our own engineering operation in Hong Kong, this allows us to design our products in the United States, use our own engineers in Hong Kong as the technical interface with the facilities in China, and benefit from the experience of Jetta Company Limited and its engineers.
      Our government and industrial products are manufactured by Gem City Engineering Corporation at one plant in Dayton, Ohio. Gem City Engineering Corporation’s location is particularly important as military products supplied to the U.S. government must have the majority of their content manufactured in the United States. Gem City Engineering Corporation has multiple facilities and relies on other subcontractors for certain component manufacturing capabilities. Gem City Engineering Corporation has been in the business of manufacturing primarily metal-tooled products since 1936, and has produced numerous products for military contractors. Their engineers are skilled in the production of products meeting military specifications, preparing final products for military inspection and conducting quality reviews.
Research and Development
      We believe that our future success depends upon our ability to continue to develop new products and product accessories, and enhancements to and applications for our existing products. We intend to continue to invest in research and development to respond to and anticipate customer needs. We expect to introduce multiple new products over the next several years that will continue to address our existing market sectors.

Team Organization
      Our research and development is conducted by small teams of individuals dedicated to particular projects. Current research and development teams include the Roomba team, Scooba team, Wayfarer team, NEOMover team and PackBot team. Teams are typically comprised of less than ten employees including one team leader and electrical, software and mechanical engineers. In connection with our FCS SUGV program involving more than 40 employees, we have instituted a formal integrated product team structure consisting in System of Systems, Integrated Logistical Support, Program Operations and Business Operations teams to work together to deliver a platform that integrates with the FCS system of systems.

Global Engineering
      Our research and development efforts are primarily located at our headquarters in Burlington, Massachusetts, and our special projects’ engineering office in San Luis Obispo, California. In addition, we have a product development team working in Hong Kong. Our global engineering system allows us to leverage the time difference between our United States operations and our outsourced facilities in China resulting in a fast, low cost global design and manufacturing cycle. The first stage of the cycle takes place in our Burlington, Massachusetts office where we focus on product definition, prototyping, market research and financial analysis. We then create a design for manufacturing competency, model and simulate the product, and finally conduct regression testing. After we develop the prototypes, we transfer them to Hong Kong for the production stage of the cycle. During the production stage, engineers on two continents work around the clock on refining the designs.
iRobot Global Engineering System

Spiral Development
      One of the methods we use to develop military products is a “spiral development” process to get field tested equipment to the troops quickly. After we develop a new product or product upgrade that will fill the desired capability of the user, it is tested with soldiers in the field. The user provides performance feedback on the product to the in-field engineer. Revisions are made quickly, possibly for the next day, to retest in the field. This method has allowed our research and development team to not only make revisions on existing products quickly and efficiently, but also to capture feedback for future upgrades and innovations to meet user needs. An example of our spiral development process was the introduction of our first PackBot robot. When the PackBot was first deployed by the U.S. Army in Afghanistan, we sent one of our technical program managers into the field with the robot. The soldiers gave feedback upon returning from a mission, and our development team made the desired changes to the software. These changes were then downloaded to the PackBot in Afghanistan, sometimes even before the next mission. In addition, based on design ideas from the soldiers using the PackBot, our engineers developed the PackBot Explorer, a recent addition to our PackBot product line. We intend to solicit similar user feedback in the field for the new prototype R-Gator intelligent vehicle to capture the users’ operational requirements as the product matures.

Leveraged Model
      Our research and development efforts for our next-generation products are supported by a variety of sources. Our research and development efforts for our next-generation military products are predominately supported by U.S. governmental research organizations such as the Defense Advanced Research Projects Agency, or DARPA, U.S. Space and Warfare Command, or SPAWAR, Technology Support Working Group, or TSWG, and the U.S. Army’s FCS program. While the U.S. government retains certain rights in the research projects that it has funded, we retain ownership of patents and know-how and are generally free to develop other commercial products, including consumer and industrial products, utilizing the technologies developed during these projects. Similarly, expertise developed while designing consumer products is used in designing products for government and industrial applications. We also work with strategic collaborators to develop industry-specific technologies. Moreover, we continue to aggressively reinvest in advanced research and development projects to maintain our technical capability and to enhance our product offerings, allowing us to maintain our leadership position in the marketplace.
Competition
      The market for robots is highly competitive, rapidly evolving and subject to changing technologies, shifting customer needs and expectations and the likely increased introduction of new products. We believe that a number of established companies have developed or are developing robots that will compete directly with our product offerings, and many of our competitors have significantly more financial and other resources than we possess. Our current principal competitors include:

•	developers of robotic floor care products such as AB Electrolux, Alfred Kärcher GmbH & Co., Samsung Electronics Co., Ltd., Koolatron Corp. and Yujin Robotic Co. Ltd.;

•	developers of small unmanned ground vehicles such as Foster-Miller, Inc.— a wholly owned subsidiary of QinetiQ North America, Inc., Allen-Vanguard Corporation, and Remotec— a division of Northrop Grumman Corporation; and

•	established government contractors working on unmanned systems such as Lockheed Martin Corporation, BAE Systems, Inc. and General Dynamics Corporation.
      While we believe many of our customers purchase our floor cleaning robots as a supplement to, rather than a replacement for, their traditional vacuum cleaners, we do compete in some cases with providers of traditional vacuum cleaners.
      We believe that the principal competitive factors in the market for robots include product features and performance for the intended mission, cost of purchase and total cost of system operation, including maintenance and support, ease of use and integration with existing equipment, quality, reliability and customer support and brand and reputation. We believe we compete favorably with our competitors in both the consumer and government and industrial markets on the basis of the foregoing factors.
      Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development and customer support. We cannot assure you that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering the markets in which we provide products.
Intellectual Property
      We believe that our continued success depends in large part on our proprietary technology, the intellectual skills of our employees and the ability of our employees to continue to innovate. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights.
      As of July 2, 2005, we held 19 U.S. patents and more than 25 pending U.S. patent applications. Also, we held three foreign patents and more than 20 pending foreign patent applications. We will continue to file and prosecute patent (or design registration, as applicable) applications when and where appropriate to attempt to protect our rights in our proprietary technologies. We also encourage our employees to continue to invent and develop new technologies so as to maintain our competitiveness in the marketplace. It is possible that our current patents, or patents which we may later acquire, may be successfully challenged or invalidated in whole or in part. It is also possible that we may not obtain issued patents for our pending patent applications or other inventions we seek to protect. It is also possible that we may not develop proprietary products or technologies in the future that are patentable, or that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will harm or altogether preclude our ability to do business.
      Our registered U.S. trademarks include iRobot, Roomba, PackBot and Virtual Wall. Our marks, iRobot and Roomba, and certain other trademarks, have also been registered in selected foreign countries.
      Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop technology that is similar to ours. Legal protections afford only limited protection for our technology. The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Third parties may also design around our proprietary rights, which may render our protected products less valuable, if the design around is favorably received in the marketplace. In addition, if any of our products or the technology underlying our products is covered by third-party patents or other intellectual property rights, we could be subject to various legal actions. We cannot assure you that our products do not infringe patents held by others or that they will not in the future. We have received in the past, and may receive in the future, communications from third parties alleging infringement of patents or violation of other intellectual property rights. In response to these communications, we have contacted these third parties to convey our good faith belief that we do not infringe the patents in question or otherwise violate those parties’ rights. In each case, there have been no additional actions or communications. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, misappropriation, or other claims. Any such litigation could result in substantial costs and diversion of our resources. Moreover, any settlement of or adverse judgment resulting from such litigation could require us to obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. Any required licenses may not be available to us on acceptable terms, if at all. If we attempt to design around the technology at issue or to find another provider of suitable alternative technology to permit us to continue offering applicable software or product solutions, our continued supply of software or product solutions could be disrupted or our introduction of new or enhanced software or products could be significantly delayed.

Regulations
      We are subject to various government regulations, including various U.S. federal government regulations as a contractor and subcontractor to the U.S. federal government. Among the most significant U.S federal government regulations affecting our business are:

•	the Federal Acquisition Regulations and supplemental agency regulations, which comprehensively regulate the formation and administration of, and performance under government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;

•	the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under cost-based government contracts;

•	the Foreign Corrupt Practices Act;

•	the False Claims Act and the False Statements Act, which, respectively, impose penalties for payments made on the basis of false facts provided to the government, and impose penalties on the basis of false statements, even if they do not result in a payment; and

•	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.
      We also need special security clearances to continue working on and advancing certain of our projects with the U.S. federal government. Classified programs generally will require that we comply with various Executive Orders, federal laws and regulations and customer security requirements that may include restrictions on how we develop, store, protect and share information, and may require our employees to obtain government clearances.
      The nature of the work we do for the federal government may also limit the parties who may invest in or acquire us. Export laws may keep us from providing potential foreign acquirors with a review of the technical data they would be acquiring. In addition, there are special requirements for foreign parties who wish to buy or acquire control or influence over companies that control technology or produce goods in the security interests of the United States. There may need to be a review under the Exon-Florio provisions of the Defense Production Act. Finally, the government may require a prospective foreign owner to establish intermediaries to actually run that part of the company that does classified work, and establishing a subsidiary and its separate operation may make such an acquisition less appealing to such potential acquirors.
      In addition, the export from the United States of many of our products may require the issuance of a license by the U.S. Department of Commerce under the Export Administration Act, as amended, and its implementing Regulations as kept in force by the International Emergency Economic Powers Act of 1977, as amended. Some of our products may require the issuance of a license by the U.S. Department of State under the Arms Export Control Act and its implementing Regulations, which licenses are generally harder to obtain and take longer to obtain than do Export Administration Act licenses.
Employees
      As of July 2, 2005, we had 214 full-time employees located in the United States and Hong Kong, of whom 113 are in research and development, 40 are in operations, 26 are in sales and marketing and 35 are in general and administration. We believe that we have a good relationship with our employees.
Facilities
      Our corporate headquarters are located in Burlington, Massachusetts, where we lease approximately 58,000 square feet. This lease expires on December 31, 2008. We also lease 6,150 square feet of space at an adjacent facility in Burlington for our prototype work on the R-Gator unmanned ground vehicle, and we lease smaller facilities in Hong Kong; San Luis Opispo, California; and Crystal City, Virginia. We do not own any

real property. We believe that our leased facilities and additional or alternative space available to us will be adequate to meet our needs for the foreseeable future.
Legal Proceedings
      From time to time, we may be involved in disputes or litigation relating to claims arising out of our operations. We are not currently a party to any material legal proceedings.
Government Product Backlog
      Our government product backlog consists of written orders or contracts to purchase our products received from our government customers. Total backlog of product sales to government customers as of July 2, 2005 amounted to approximately $7.8 million, with all orders scheduled for shipment within six months. We do not have long-term contracts with non-government customers, and purchases from our non-government customers generally occur on an order-by-order basis, which can be terminated or modified at any time by these customers. In addition, our funded research and development contracts may be cancelled or delayed at any time without significant, if any, penalty. As a result, backlog with respect to product sales to our non-government customers and funded research and development is not meaningful. There can be no assurance that any of our backlog will result in revenue.

MANAGEMENT
Executive Officers and Directors
      The following table sets forth information regarding our executive officers and directors, including their ages as of July 2, 2005.

Name	Age	Position

Colin Angle	38	Chief Executive Officer and Director
Helen Greiner	37	President and Chairman of the Board
Rodney Brooks, Ph.D.	50	Chief Technology Officer and Director
Geoffrey P. Clear	55	Senior Vice President, Chief Financial Officer and Treasurer
Joseph W. Dyer	58	Executive Vice President and General Manager
Gregory F. White	41	Executive Vice President and General Manager
Glen D. Weinstein	34	Senior Vice President, General Counsel and Secretary
Ronald Chwang(1)	57	Director
Jacques S. Gansler(2)	70	Director
Andrea Geisser(3)	62	Director
George McNamee(1)(2)(3)	58	Director
Peter Meekin(1)(2)(3)	55	Director

(1)	Member of the compensation committee.
(2)	Member of the nominating and corporate governance committee.
(3)	Member of the audit committee.
     Colin Angle, a co-founder of iRobot, has served as our chief executive officer since June 1997 and, prior to that, as our president since November 1992. Mr. Angle has also served as a director since October 1992. Mr. Angle also worked at the National Aeronautical and Space Administration’s Jet Propulsion Laboratory where he participated in the design of the behavior-controlled rovers that led to Sojourner exploring Mars in 1997. Mr. Angle holds a B.S. in Electrical Engineering and an M.S. in Computer Science, both from MIT.
      Helen Greiner, a co-founder of iRobot, has served as our president since June 1997 and as a director since July 1994. Since February 2004, Ms. Greiner has been the chairman of our board of directors. Prior to joining iRobot, Ms. Greiner founded California Cybernetics, a company commercializing Jet Propulsion Laboratory technology. She has been honored by Technology Review Magazine as an “Innovator for the Next Century.” Ms. Greiner holds a B.S. in Mechanical Engineering and an M.S. in Computer Science, both from MIT.
      Rodney Brooks, Ph.D., a co-founder of iRobot, has held various positions at iRobot since its inception. Dr. Brooks has served as our chief technology officer since June 1997, and prior to that has served as our treasurer and our president. Dr. Brooks has served as a director since our inception in August 1990, and from inception until February 2004, as the chairman of our board of directors. Dr. Brooks is the Panasonic Professor of Robotics at MIT. Since July 2003, Dr. Brooks has been the director of the MIT Computer Science and Artificial Intelligence Lab. From August 1997 until June 2003, he was the director of the MIT Artificial Intelligence Laboratory. Dr. Brooks is a member of the National Academy of Engineering. Dr. Brooks holds a degree in pure mathematics from the Flinders University of South Australia and a Ph.D. in Computer Science from Stanford University.
      Geoffrey P. Clear has served as our chief financial officer since May 2002. Since February 2005, Mr. Clear has served as a senior vice president and, since March 2004, he has also served as our treasurer. Mr. Clear was the site manager for 3M Touch Systems, a subsidiary of 3M Corporation, from February 2001 until April 2002. From February 1992 until January 2001, he was the vice president, finance & administration and chief financial officer of MicroTouch Systems, Inc. Mr. Clear holds a B.A. in Economics and an M.B.A., both from Dartmouth College.

      Joseph W. Dyer has served as the executive vice president and general manager of our government and industrial robotics division since September 2003. Prior to joining iRobot, Mr. Dyer served for 32 years in the U.S. Navy. From July 2000 until July 2003, he served as Vice Admiral commanding the Naval Air Systems Command at which he was responsible for research and development, procurement and in-service support for naval aircraft, weapons and sensors. He is an elected fellow in the Society of Experimental Test Pilots and the National Academy of Public Administration. He also chairs NASA’s Aerospace Safety Advisory Panel. Mr. Dyer holds a B.S. in Chemical Engineering from North Carolina State University and an M.S. in Finance from the Naval Postgraduate School, Monterey, California.
      Gregory F. White has served as the executive vice president and general manager of our consumer robotics division since March 2003. Prior to joining iRobot, Mr. White was an executive vice president of The Holmes Group, Inc., a diversified consumer portable electric appliance company, from 1995 until March 2003, and a vice president of The Holmes Group, Inc. from 1993 to 1995. Mr. White holds a B.A. in English from Amherst College and an M.B.A. from the Harvard Business School.
      Glen D. Weinstein has served as our general counsel since July 2000. Since February 2005, Mr. Weinstein has also served as a senior vice president, and served as a vice president from February 2002 to January 2005. Since March 2004, he has also served as our secretary. Prior to joining iRobot, Mr. Weinstein was with Covington & Burling, a law firm in Washington, D.C. Mr. Weinstein holds a B.S. in Mechanical Engineering from MIT and a J.D. from the University of Virginia School of Law.
      Ronald Chwang, Ph.D., has served as a director since November 1998. Dr. Chwang is the chairman and president of iD Ventures America, LLC (formerly known as Acer Technology Ventures) under the iD SoftCapital Group, a venture investment and management consulting service group formed in January 2005. From August 1998 until December 2004, Dr. Chwang was the chairman and president of Acer Technology Ventures, LLC, managing high-tech venture investment activities in North America. Dr. Chwang serves on the board of directors of Silicon Storage Technology, Inc. and ATI Technologies, Inc. Dr. Chwang holds a B.Eng. (with honors) in Electrical Engineering from McGill University and a Ph.D. in Electrical Engineering from the University of Southern California.
      Jacques S. Gansler, Ph.D., has served as a director since July 2004. Dr. Gansler has been a professor at the University of Maryland, where he leads the school’s Center for Public Policy and Private Enterprise, since January 2001. From November 1997 until January 2001, Dr. Gansler served as the Under Secretary of Defense for Acquisition, Technology and Logistics for the U.S. federal government. Dr. Gansler holds a B.E. in electrical engineering from Yale University, an M.S. in Electrical Engineering from Northeastern University, an M.A. in Political Economy from New School for Social Research, and a Ph.D. in economics from American University.
      Andrea Geisser has served as a director since March 2004. Mr. Geisser has been a managing director of Fenway Partners, a private equity firm, since 1995. Prior to founding Fenway Partners, Mr. Geisser was a managing director of Butler Capital Corporation. Prior to that, he was a managing director of Onex Investment Corporation, a Canadian management buyout company. From 1974 to 1986, he was a senior officer of Exor America. Mr. Geisser has been a board member and audit committee member of several private companies. Mr. Geisser holds a bachelor’s degree from Bocconi University in Milan, Italy and a P.M.D. from Harvard Business School.
      George McNamee has served as a director since August 1999. Mr. McNamee has served as chairman of First Albany Companies Inc., a specialty investment banking firm, since 1984, and is a managing partner of FA Technology Ventures, an information and energy technology venture capital firm. Mr. McNamee serves on the board of directors of Plug Power Inc. and the New York Conservation Education Fund. Mr. McNamee holds a B.A. from Yale University.
      Peter Meekin has served as a director since February 2003. Mr. Meekin has been a managing director of Trident Capital, a venture capital firm, since 1998. Prior to joining Trident Capital, he was vice president of venture development at Enterprise Associates, LLC, the venture capital division of IMS Health. Mr. Meekin holds a B.S. in Mathematics from the State University of New York at New Paltz.

      There are no family relationships among any of our directors or executive officers.
Board Composition
      We currently have eight directors, several of whom were elected as directors under the board composition provisions of a stockholders agreement and our certificate of incorporation. The board composition provisions of the stockholders agreement and our certificate of incorporation will be terminated upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.
      Following the offering, the board of directors will be divided into three classes with members of each class of directors serving for staggered three-year terms. The board of directors will consist of two Class I directors (currently Mr. Angle and Dr. Chwang), three Class II directors (currently Ms. Greiner and Messrs. McNamee and Meekin) and three Class III directors (currently Dr. Brooks, Mr. Geisser and Dr. Gansler), whose initial terms will expire at the annual meetings of stockholders held in 2006, 2007 and 2008, respectively. Our classified board could have the effect of making it more difficult for a third party to acquire control of us.
      Colin Angle, our chief executive officer, Helen Greiner, our president, and Rodney Brooks, our chief technology officer, each serves as a member of our board of directors.
Board Committees
      Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a separate charter adopted by our board of directors. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the NASDAQ National Market and Securities and Exchange Commission rules and regulations.
      Audit Committee. Andrea Geisser, George McNamee and Peter Meekin currently serve on the audit committee. Mr. Geisser is the chairman of our audit committee. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting related complaints and concerns; and

•	preparing the audit committee report required by Securities and Exchange Commission rules to be included in our annual proxy statement.
      Compensation Committee. George McNamee, Peter Meekin and Ronald Chwang currently serve on the compensation committee. Mr. McNamee is the chairman of our compensation committee. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	overseeing and administering our compensation, welfare, benefit and pension plans and similar plans; and

•	reviewing and making recommendations to the board with respect to director compensation.
      Nominating and Corporate Governance Committee. Jacques S. Gansler, Peter Meekin and George McNamee currently serve on the nominating and corporate governance committee. Dr. Gansler is the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board criteria for board and committee membership;

•	establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

•	identifying individuals qualified to become board members;

•	recommending to the board the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of the board and management.
Director Compensation
      All of our directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors. In addition, in August 2004, we granted Dr. Gansler an option to purchase 50,000 shares of our common stock as compensation for his service on our board of directors. This option has an exercise price of $2.78 per share and vests over a three-year period. We have not otherwise paid separate compensation for services rendered as a director.
Compensation Committee Interlocks and Insider Participation
      None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.
Executive Officers
      Each of our executive officers has been elected by our board of directors and serves until his or her successor is duly elected and qualified.

Executive Compensation

Compensation Earned
      The following summarizes the compensation earned during the year ended December 31, 2004, by our chief executive officer and our four other most highly compensated executive officers who were serving as executive officers on December 31, 2004. We refer to these individuals as our “named executive officers.” The compensation in this table does not include certain perquisites and other personal benefits received by the named executive officers that did not exceed 10% of any officer’s total compensation reported in this table.
Summary Compensation Table

			Long-Term
	Annual Compensation		Compensation

			Awards

			Restricted	Securities
			Stock	Underlying	All Other
Name and Principal Position	Salary	Bonus	Awards	Options	Compensation(1)(2)

Colin Angle	$234,520	$151,914	$71,741	—	$6,150
Chief Executive Officer
Helen Greiner	234,512	135,804	71,741	—	6,150
President
Geoffrey P. Clear	240,757	67,237	24,169	—	6,150
Senior Vice President, Chief Financial Officer and Treasurer
Gregory F. White	260,467	131,705	443,280	—	6,150
Executive Vice President and General Manager
Joseph W. Dyer	239,701	104,547	41,251	420,000	6,150
Executive Vice President and General Manager

(1)	Excludes medical, group life insurance and certain other benefits received by the named executive officers that are available generally to all of our salaried employees and certain perquisites and other personal benefits received by the named executive officers which do not exceed the lesser of $50,000 or 10% of any such named executive officer’s total annual compensation reported in this table.
(2)	Represent 401(k) matching contributions.

Option Grants in Last Fiscal Year
      The following table presents all grants of stock options during the year ended December 31, 2004 to each of the named executive officers. We have not granted any stock appreciation rights. The option grants listed below were made under our 1994 Stock Option Plan or 2001 Stock Option Plan at exercise prices equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. The potential realizable value, if applicable, is calculated based on the term of the option at its time of grant, which is ten years. This value is net of exercise prices and before taxes, and is based on an assumed initial public offering price of $           per share, the mid-point of the initial public offering price range, and the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until its expiration date. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect our projection or estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.
      The percentage of total options granted to employees in 2004 shown in the table below is based on options to purchase an aggregate of 1,147,375 shares of common stock granted in 2004.

      In general, options granted to new employees in 2004 vest over five years, with 20% vesting on each anniversary of the grant date.

Potential
Realizable Value
	Individual Grants				at Assumed
Annual Rates of
	Number of	% of Total			Stock Price
	Securities	Options			Appreciation for
	Underlying	Granted to	Exercise		Option Term
	Options	Employees in	Price Per	Expiration
Name	Granted	2004	Share	Date	5%	10%

Colin Angle	—	—	—	—	—	—

Helen Greiner	—	—	—	—	—	—

Geoffrey P. Clear	—	—	—	—	—	—

Gregory F. White	—	—	—	—	—	—

Joseph W. Dyer	300,000	26.1%	$2.33	2/18/14
	120,000	10.4%	$2.78	9/17/14

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table sets forth certain information concerning the number and value of options exercised by the named executive officers during 2004, if any, and the number and value of any exercised and unexercised options held by the named executive officers at December 31, 2004. There was no public market for our common stock as of December 31, 2004. Accordingly, the value of unexercised in-the-money options, if applicable, represents the total gain that would be realized if all in-the-money options held at December 31, 2004 were exercised, determined by multiplying the number of shares underlying the options by the difference between an assumed initial public offering price of $           per share, the mid-point of the initial public offering price range, and the per share option exercise price.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
	Number of		Options at		In-the-Money Options at
	Shares		December 31, 2004		December 31, 2004
	Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Colin Angle	—	—	347,710	—		—
Helen Greiner	—	—	—	—	—	—
Geoffrey P. Clear	53,440	$119,172	—	80,160	—
Gregory F. White	46,601	$20,971	42,393	210,586
Joseph W. Dyer	—	—	75,000	345,000
Employee Benefit Plans

Amended and Restated 1994 Stock Plan
      Our Amended and Restated 1994 Stock Plan, or 1994 Stock Plan, was adopted by our board of directors and approved by our stockholders in November 1994 and amended and restated in January 2003, July 2003 and March 2004. Our 1994 Stock Plan is administered by the compensation committee of our board of directors. The compensation committee has the full authority and discretion to interpret the 1994 Stock Plan and to apply its provisions. Stock options granted under our 1994 Stock Plan have a maximum term of ten years from the date of grant and incentive stock options have an exercise price of no less than the fair market value of the common stock on the date of grant. Options granted under our 1994 Stock Plan are not transferable other than by will or the laws of descent and distribution.
      Our 1994 Stock Plan expired in November 2004 and no further grants or awards have since been made. Grants and awards that are outstanding under our 1994 Stock Plan continue to be governed by the terms of our 1994 Stock Plan and the agreements related to such grants and awards. As of July 2, 2005, there were outstanding options under our 1994 Stock Plan to purchase a total of 2,130,659 shares of our common stock.

Amended and Restated 2001 Special Stock Option Plan
      Our Amended and Restated 2001 Special Stock Option Plan, or 2001 Option Plan, was adopted by our board of directors and approved by our stockholders in October 2001 and amended and restated in July 2003. We have authorized and reserved 642,310 shares of our common stock for the issuance of awards under our 2001 Option Plan. Under our 2001 Option Plan, we are authorized to grant restricted stock awards, incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and non-qualified stock options. Grants may be made to any officer, employee, director or consultant. Incentive stock options may be granted only to our employees.
      Our 2001 Option Plan is administered by the compensation committee of our board of directors. The compensation committee has the full authority and discretion to interpret our 2001 Option Plan and to apply its provisions, to select the individuals to whom awards will be granted, to prescribe the terms and conditions of each award and to determine the specific terms and conditions of each award, subject to the provisions of our 2001 Option Plan. Options granted under the 2001 Option Plan are not transferable other than by will or the laws of descent and distribution.
      The exercise price of incentive stock options granted under our 2001 Option Plan must not be less than 100% of the fair market value of our common stock on the date the option is granted. The term of any stock option granted under our 2001 Option Plan may not exceed ten years from the date of grant.
      Our 2001 Option Plan is subject to termination or amendment by our board of directors. Our board of directors may not, without stockholder approval, increase the number of shares under our 2001 Option Plan or materially change the class of persons eligible to receive incentive stock options under our 2001 Option Plan.
      As of July 2, 2005, there were outstanding options to purchase a total of 146,524 shares of our common stock under our 2001 Option Plan and 30,905 shares of our common stock available for future issuance or grant under our 2001 Option Plan.

Amended and Restated 2004 Stock Option and Incentive Plan
      Our Amended and Restated 2004 Stock Option and Incentive Plan, or 2004 Option Plan, was adopted by our board of directors and approved by our stockholders in November 2004 and amended and restated in February 2005. Our 2004 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, restricted stock awards and other stock-based awards. We have authorized and reserved 1,189,423 shares of our common stock for the issuance of awards under our 2004 Option Plan. In addition, stock options returned to our 1994 Stock Plan after November 16, 2004, as of result of their expiration, cancellation or termination, are automatically made available for issuance under our 2004 Option Plan.
      The 2004 Option Plan is administered by the compensation committee of our board of directors. The compensation committee has the full power and authority to grant and amend awards, to adopt, amend and repeal rules relating to the 2004 Option Plan and to interpret and correct the provisions of the 2004 Option Plan and any award thereunder. All employees, officers, directors, consultants, and advisors are eligible to participate in the 2004 Option Plan, subject to the discretion of the compensation committee. The exercise price of stock options awarded under the 2004 Option Plan will be determined by the compensation committee at the time each option is granted. Restricted stock may be granted under our 2004 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the compensation committee. The compensation committee will determine the number of shares of restricted stock granted to any employee.
      Unless the compensation committee provides otherwise, our 2004 Option Plan does not allow for the transfer or assignment of awards and only the recipient of an award may exercise an award during his or her lifetime. As of July 2, 2005, there were outstanding options to purchase a total of 677,050 shares of our common stock under our 2004 Option Plan and, assuming that no shares are returned to our 1994 Stock Plan and made available for issuance under our 2004 Option Plan, 512,373 shares of our common stock available for future issuance or grant under our 2004 Option Plan.

401(k) Plan
      We maintain a tax-qualified retirement plan that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis. Under the 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. The 401(k) plan allows for matching contributions to be made by us. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Employment, Severance and Change in Control Arrangements
      We have employment agreements with Colin Angle, Helen Greiner, Geoffrey P. Clear, Joseph W. Dyer and Gregory F. White, which provide for certain severance compensation. In the event that any of these employees is terminated other than for cause or other agreed-upon reasons, we will be obligated to pay severance until the later of six months from termination (twelve months in the case of Mr. Dyer) and the expiration of the noncompetition period set forth in the respective agreement.
      We also entered into an independent contractor agreement with Dr. Rodney Brooks in 2002. If we terminate this agreement, Dr. Brooks will be entitled to twelve months severance and, if we terminate this agreement during 2005, an additional bonus payment equal to $66,600, provided that Dr. Brooks complies with certain obligations under this agreement.
Limitation of Liability and Indemnification
      As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws to be in effect at the closing of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.
      These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.
      In addition, our by-laws provide that:

•	we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and

•	we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.
      Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. These agreements provide that we will indemnify each of our directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.
      We also maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
      These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.
      At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      Other than compensation agreements and other arrangements which are described as required in “Management” and the transactions described below, since January 1, 2002, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.
      All of the transactions set forth below were approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.
Private Placements of Securities
      In November 1998, we issued and sold an aggregate of 1,336,370 shares of Series A convertible preferred stock at a price of $1.16 per share. In August 1999, we issued and sold an aggregate of 668,185 shares of Series B convertible preferred stock at a price of $1.4966 per share. In February 2000, we issued and sold an aggregate of 1,470,000 shares of Series C convertible preferred stock at a price of $3.7415 per share. In August 2001, we issued and sold an aggregate of 1,721,196 shares of Series D convertible preferred stock, and in September 2001, we issued and sold an aggregate of 149,712 shares of Series D convertible preferred stock, in each case, at a price of $3.7415 per share. In February 2003, we issued and sold an aggregate of 1,287,554 shares of Series E convertible preferred stock, in March 2003, we issued and sold an aggregate of 637,700 shares of Series E convertible preferred stock, and in May 2003, we issued and sold an aggregate of 874,099 shares of Series E convertible preferred stock, in each case, at a price of $4.66 per share. In November 2004, we issued and sold an aggregate of 1,412,430 shares of Series F convertible preferred stock at a price of $7.08 per share. Each share of Series A convertible preferred stock, the Series B convertible preferred stock, the Series C convertible preferred stock, the Series D convertible preferred stock, the Series E convertible preferred stock, and the Series F convertible preferred stock will convert into one share of common stock upon the closing of this offering.
      The following table summarizes, on a common stock equivalents basis, the participation by our five percent stockholders and stockholders associated with some of our directors in these private placements.

	Total Common	Aggregate
Purchaser(1)	Stock Equivalents	Consideration Paid	Investment Participation

Stockholders Associated with Directors
Trident Capital(2)	2,194,680	$10,604,858	Series E and F
Acer Technology Ventures(3)	2,603,699	7,209,635	Series A, C, D, E and F
First Albany Entities(4)	1,418,165	4,241,126	Series B, C, D, E and F
Fenway Partners(5)	1,339,920	5,464,717	Series D, E and F

(1)	See “Principal Stockholders” for more detail on shares held by these purchasers.
(2)	Trident Capital includes Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P. and Trident Capital Parallel Fund-V, C.V. Consideration paid to us by Trident Capital for our convertible preferred stock in 2003 and 2004 was $9,500,002 and $1,104,855, respectively. Mr. Meekin, who is one of our directors, is a Managing Director of Trident Capital Management-V, L.L.C., the sole general partner of Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., and Trident Capital Fund-V Principals Fund, L.P. and the sole investment general partner of Trident Capital Parallel Fund-V, C.V.
(3)	Acer Technology Ventures includes Acer Technology Venture Fund L.P., IP Fund One, L.P. and iD6 Fund, L.P. Consideration paid to us by Acer Technology Ventures for our convertible preferred stock in 1998, 2000, 2001, 2003 and 2004 was $1,550,189,

$1,500,001, $1,107,390, $1,900,003 and $1,152,051, respectively. Dr. Chwang, who is one of our directors, is a General Partner of the management company for each of Acer Technology Venture Fund L.P., IP Fund One, L.P. and iD6 Fund, L.P.
(4)	First Albany Entities includes First Albany Companies Inc., First Albany Private Fund 1999, LLC, First Albany Private Fund 2003, LLC, FA Technology Ventures, L.P., and First Albany Private Fund 2004, LLC. Consideration paid to us by First Albany Entities for our convertible preferred stock in 1999, 2000, 2001, 2003 and 2004 was $1,000,006, $1,574,999, $568,861, $300,001 and $797,258, respectively. Mr. McNamee, who is our one our directors, is the Chairman of First Albany Companies Inc.
(5)	Fenway Partners includes FPIP Trust, LLC, FPIP, LLC and Fenway Partners Capital Fund II, L.P. Mr. Geisser, who is one of our directors, is a Managing Director of Fenway Partners, Inc., the Managing Member of FPIP Trust, LLC and FPIP, LLC. Consideration paid to us by Fenway Partners for our convertible preferred stock in 2001, 2003 and 2004 was $4,000,000, $871,844 and $592,872, respectively. Mr. Geisser is also a Managing Director of Fenway Partners II, LLC, the sole General Partner of Fenway Partners Capital Fund II, L.P.

     In connection with the above transactions, we entered into agreements with all of the investors participating therein providing for registration rights with respect to the shares sold in these transactions. The most recent such agreement restates the registration rights of the above investors and the other parties thereto. For more information regarding this agreement, see “Description of Capital Stock— Registration Rights.” In addition, in connection with the above transaction, we also entered into agreements with all of the investors participating therein providing us and the non-founder investors with certain rights of first refusal and co-sale rights in the event the founders seek to sell their shares of our common stock. These rights shall terminate immediately prior to the completion of this offering.
Transactions with our Executive Officers and Directors
      In November 2004, we entered into a registration rights agreement with certain of our stockholders, including Colin Angle, our chief executive officer and director, Helen Greiner, our president and chairman of our board of directors and Rodney Brooks, our chief technology officer and director, pursuant to which we granted such stockholders certain registration rights with respect to shares of our common stock held by them. For more information regarding this agreement, see “Description of Capital Stock— Registration Rights.”
      We have employment agreements with Colin Angle, Helen Greiner, Geoffrey P. Clear, Joseph W. Dyer and Gregory F. White and an independent contractor agreement with Dr. Rodney Brooks, which provide for certain salary, bonus, stock option and severance compensation. For more information regarding these agreements, see “Management— Employment, Severance and Change in Control Arrangements.”
      From time to time, our executive officers enter into stock restriction agreements upon the exercise of their option grants.
      Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors, providing for indemnification against expenses and liabilities reasonably incurred in connection with their service for us on our behalf. For more information regarding these agreements, see “Management— Limitation of Liability and Indemnification of Officers and Directors.”
      We obtain certain consulting services from the spouse of our chief executive officer, Colin Angle. In connection with these consulting services, we paid $62,697 in 2002. In addition, we employ one of Mr. Angle’s siblings.
      George McNamee, a member of our board of directors, is the Chairman of First Albany Companies Inc. First Albany Capital Inc., one of the underwriters, is a wholly-owned subsidiary of First Albany Companies Inc.
Stock Option Awards
      For information regarding stock options and stock awards granted to our named executive officers and directors, see “Management— Director Compensation” and “Management— Executive Compensation.”

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth the beneficial ownership information of our common stock at July 2, 2005, and as adjusted to reflect the sale of the shares of common stock in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.
      Unless otherwise noted below, the address of the persons and entities listed on the table is c/o iRobot Corporation, 63 South Avenue, Burlington, Massachusetts 01803. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 19,894,820 shares of common stock outstanding on July 2, 2005, assuming the conversion of all of the outstanding convertible preferred stock, and                      shares of common stock outstanding upon completion of this offering.
      In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of July 2, 2005. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially			Shares Beneficially
	Owned Prior			Owned After the
	to the Offering			Offering
			Shares
Beneficial Owner	Number	Percent	Offered	Number	Percent

5% Stockholders:
Acer Technology Ventures(1)	2,603,699	13.1%
5201 Great America Parkway Suite 270 Santa Clara, CA 95054
Trident Capital(2)	2,194,680	11.0%
325 Riverside Avenue Westport, CT 06880
Grinnell More(3)	1,455,954	7.3%
First Albany Entities(4)	1,418,165	7.1%
677 Broadway Albany, NY 12207
Fenway Partners(5)	1,339,920	6.7%
152 West 57th Street 59th Floor New York, NY 10019
Directors and Named Executive Officers:
Colin Angle(6)	2,252,424	11.1%
Helen Greiner	1,699,619	8.5%
Rodney Brooks, Ph.D.(7)	2,389,695	12.0%
Geoffrey P. Clear(8)	132,285	*
Joseph W. Dyer(9)	89,892	*

	Shares Beneficially			Shares Beneficially
	Owned Prior			Owned After the
	to the Offering			Offering
			Shares
Beneficial Owner	Number	Percent	Offered	Number	Percent

Gregory F. White(10)	457,412	2.3%
Ronald Chwang(1)	2,603,699	13.1%
Jacques S. Gansler(11)	16,667	*
Andrea Geisser(5)	1,339,920	6.7%
George McNamee(12)	180,901	*
Peter Meekin(2)	2,194,680	11.0%
Executive officers and directors as a group (twelve persons)(13)	13,421,596	65.8%
Other Selling Stockholders:

(1)	Consists of 1,737,279 shares held by Acer Technology Venture Fund L.P., 818,420 shares held by IP Fund One, L.P. and 48,000 shares held by iD6 Fund, L.P. Dr. Chwang is a General Partner of the management company for each of Acer Technology Venture Fund L.P., IP Fund One, L.P. and iD6 Fund, L.P., and may be deemed to share voting and investment power with respect to all shares held by those entities. Dr. Chwang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.
(2)	Consists of 1,966,075 shares held by Trident Capital Fund-V, L.P., 11,427 shares held by Trident Capital Fund-V Affiliates Fund, L.P., 10,904 shares held by Trident Capital Fund-V Affiliates Fund (Q), L.P., 56,905 shared held by Trident Capital Fund-V Principals Fund, L.P. and 149,369 shares held by Trident Capital Parallel Fund-V, C.V. Mr. Meekin is one of six Managing Directors of Trident Capital Management-V, L.L.C., the sole general partner of Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., and Trident Capital Fund-V Principals Fund, L.P. and the sole investment general partner of Trident Capital Parallel Fund-V, C.V., and may be deemed to share voting and investment power with respect to all shares held by those entities. Mr. Meekin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.
(3)	Includes 1,029,738 shares held by Real World Interface, Inc. Trust. Mr. More is a trustee of the Real World Interface, Inc. Trust and may be deemed to share voting and investment power with respect to such shares. Mr. More disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.
(4)	Consists of 1,218,336 shares held by First Albany Companies Inc., 22,844 shares held by First Albany Private Fund 1999, LLC, 64,378 shares held by First Albany Private Fund 2003, LLC, 94,658 shares held by FA Technology Ventures, L.P. and 17,949 shares held by First Albany Private Fund 2004, LLC. Through a Special Committee of its Board of Directors, First Albany Companies Inc. exercises sole voting and investment power with respect to all shares held by First Albany Companies Inc., First Albany Private Fund 1999, LLC, First Albany Private Fund 2003, LLC and First Albany Private Fund 2004, LLC.
(5)	Consists of 5,053 shares held by FPIP Trust, LLC, 3,665 shares held by FPIP, LLC and 1,331,202 shares held by Fenway Partners Capital Fund II, L.P. Mr. Geisser is a Managing Director of Fenway Partners, Inc., the Managing Member of FPIP Trust, LLC and FPIP, LLC. Mr. Geisser is also a Managing Director of Fenway Partners II, LLC, the sole General Partner of Fenway Partners Capital Fund II, L.P., and may be deemed to share voting and investment power with respect to all shares held by those entities. Mr. Geisser disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.
(6)	Includes 347,710 shares issuable to Mr. Angle upon exercise of stock options. Also includes 200,000 shares held in a trust for the benefit of certain of his family members.
(7)	Includes 252,000 shares held in a trust for the benefit of certain of his family members. Also includes 204,090 shares held by Robotic Ventures Fund I, L.P., of which Dr. Brooks is a General Partner. Dr. Brooks disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.
(8)	Includes 26,720 shares issuable to Mr. Clear upon exercise of stock options.
(9)	Includes 49,249 shares issuable to Mr. Dyer upon exercise of stock options.

(10)	Includes 8,505 shares issuable to Mr. White upon exercise of stock options.
(11)	Consists of shares issuable to Dr. Gansler upon exercise of stock options.
(12)	Includes 94,658 shares held by FA Technology Ventures, L.P. and 3,495 shares held by FA Technology Managers, LLC. Mr. McNamee is a Partner of the General Partner of FA Technology Ventures, L.P. and may be deemed to share voting and investment power with respect to all shares held thereby. Mr. McNamee is a Manager of FA Technology Managers, LLC and may be deemed to share voting and investment power with respect to all shares held thereby. Mr. McNamee disclaims beneficial ownership of the shares held by FA Technology Ventures, L.P. and FA Technology Managers, LLC except to the extent of his pecuniary interest, if any.
(13)	Includes an aggregate of 496,851 shares issuable upon exercise of stock options held by six executive officers and directors.

DESCRIPTION OF CAPITAL STOCK
General
      Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.01 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our second amended and restated certificate of incorporation and amended and restated by-laws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. We refer in this section to our second amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.
Common Stock
      As of July 2, 2005, there were 19,894,820 shares of our common stock outstanding and held of record by approximately 142 stockholders, assuming conversion of all outstanding shares of preferred stock.
      Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described below in “Provisions of our Certificate of Incorporation and By-Laws and Delaware Anti-Takeover Law,” a majority vote of common stockholders is generally required to take action under our certificate of incorporation and by-laws.
Preferred Stock
      Upon completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of our company and might harm the market price of our common stock.
      Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.
Warrants
      As of July 2, 2005, one warrant to purchase a total of 18,000 shares of our common stock was outstanding with an approximate exercise price of $3.74 per share. This warrant expires on January 29, 2010.
Registration Rights
      We entered into a registration rights agreement, dated as of November 10, 2004, with the holders of shares of our common stock issuable upon conversion of the shares of preferred stock and other stockholders, including certain members of our management. Under this agreement, holders of shares having registration rights can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within six months following any offering of our securities, including this offering.
      Demand Registration Rights. The holders of 9,175,829 shares of common stock, subject to exceptions, are entitled to certain demand registration rights, upon the request of holders of a certain percentage of such shares, pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock. We are required to use our best efforts to effect any such registration.
      Piggyback Registration Rights. If we propose to register any of our securities under the Securities Act for our own account or the account of any other holder, the holders of approximately 16,056,675 shares of common stock are entitled to notice of such registration and are entitled to include shares of their common stock therein.
      S-3 Registration Rights. The holders of approximately 9,677,521 shares of common stock are entitled to demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act on Form S-3 with respect to their shares of common stock, and we are required to use our best efforts to effect that registration.
      We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration. The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Provisions of our Certificate of Incorporation and By-Laws and Delaware Anti-Takeover Law
      Our certificate of incorporation and by-laws will, upon completion of this offering, include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.
      Board Composition and Filling Vacancies. In accordance with our certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.
      No Written Consent of Stockholders. Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.
      Meetings of Stockholders. Our by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.
      Advance Notice Requirements. Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.
      Amendment to By-Laws and Certificate of Incorporation. As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our by-laws and certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.
      Blank Check Preferred Stock. Our certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.
Section 203 of the Delaware General Corporate Law
      Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

NASDAQ National Market Listing
      We have applied to the NASDAQ National Market for the quotation of our common stock under the trading symbol “IRBT.”
Transfer Agent and Registrar
      Upon completion of this offering, the transfer agent and registrar for our common stock will be                     .

SHARES ELIGIBLE FOR FUTURE SALE
      Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock approved for quotation on the NASDAQ National Market, we cannot assure you that there will be an active public market for our common stock.
      Upon completion of this offering, we will have outstanding an aggregate of           shares of common stock, assuming the issuance of            shares of common stock offered hereby and no exercise of options after July 2, 2005. Of these shares, the            shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below.
      The remaining                      shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Of these shares,            shares will be subject to “lock-up” agreements described below on the effective date of this offering. On the effective date of this offering, there will be            shares that are not subject to lock-up agreements and eligible for sale pursuant to Rule 144(k). Upon expiration of the lock-up agreements 180 days after the effective date of this offering,            shares will become eligible for sale, subject in most cases to the limitations of Rule 144. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below.

Shares Eligible
Days After Date of this Prospectus	for Sale	Comment

Upon Effectiveness		Shares sold in the offering
Upon Effectiveness		Freely tradable shares saleable under Rule 144(k) that are not subject to the lock-up
90 Days		Shares saleable under Rules 144 and 701 that are not subject to a lock-up
180 Days		Lock-up released, subject to extension; shares saleable under Rules 144 and 701
Thereafter		Restricted securities held for one year or less
Lock-up Agreements
      We, each of our directors and executive officers, the selling stockholders and certain of our other stockholders, who collectively own                      shares of our common stock, based on shares outstanding as of July 2, 2005, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, subject to extension in specified circumstances:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.
Rule 144
      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including an affiliate, would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the NASDAQ National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
      Sales under Rule 144 are generally subject to the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.
Rule 701
      In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.
      The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates without compliance with its one year minimum holding period requirements.
Stock Options
      We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act.
Registration Rights
      Upon completion of this offering, the holders of 16,056,675 shares of our common stock will be eligible to exercise certain rights with respect to the registration of such shares under the Securities Act. See “Description of Capital Stock— Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

UNDERWRITERS
      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., First Albany Capital Inc., Needham & Company, LLC, and Adams Harkness, Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares

Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
First Albany Capital Inc.
Needham & Company, LLC
Adams Harkness, Inc.

Total

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $          a share under the public offering price. No underwriter may allow, and no dealer may reallow, any concession to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
      The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                     additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $          , the total underwriters’ discounts and commissions paid by us and the selling stockholders would be $ and $          , respectively, and the total proceeds to us and the selling stockholders would be $          and $          , respectively.
      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.
      We, each of our directors and executive officers, the selling stockholders and certain of our other stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and

J.P. Morgan Securities Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.
      These restrictions do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by anyone other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	transfers of shares or any security convertible into our common stock as a bona fide gift; or

•	distributions by a selling stockholder of shares or any security convertible into our common stock to limited partners or stockholders of the selling stockholder, provided that in the case of each of the last two transactions, each donee or distributee agrees to accept the restrictions described in the immediately preceding paragraph and no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock is required in connection with these transactions during the 180-day period.
      Notwithstanding the foregoing, if:

•	during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the above restrictions shall continue to apply until either (x) the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event if, within three days of that issuance or occurrence, any of the underwriters publishes or otherwise distributes a research report or makes a public appearance concerning us, or (y) the later of the last day of the 180-day period and the third day after we issue the release or the material news or material event occurs.
      The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Paid by Selling
	Paid by Us		Stockholders		Total

	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

      In addition, we estimate that the expenses of this offering other than underwriting discounts and commissions payable by us will be $          .
      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.
      We have applied for quotation of our common stock on the NASDAQ National Market under the symbol “IRBT.”
      We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
      The underwriters have in the past performed and may in the future perform investment banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of business.
Qualified Independent Underwriter
      This offering is being conducted under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. or the NASD, which provides that when a NASD member firm participates in the offering of equity securities of an issuer with which the member has a conflict of interests, the initial public offering price can be no higher than that recommended by a “qualified independent underwriter.”
      George McNamee, a member of our board of directors, is the Chairman of First Albany Companies Inc. First Albany Capital Inc., one of the underwriters, is a wholly-owned subsidiary of First Albany Companies Inc. In addition, First Albany Companies Inc. and its affiliates own in the aggregate more than 10% of our preferred equity as defined pursuant to Rule 2720(b)(12) of the Conduct Rules of the NASD.
      Morgan Stanley & Co. Incorporated is serving as the qualified independent underwriter in the offering and will recommend a price in compliance with the requirements of 2720 of the Conduct Rules of the NASD. Morgan Stanley & Co. Incorporated has performed due diligence investigations and reviewed and participated in the preparation of the prospectus and the registration statement of which this prospectus forms a part. Morgan Stanley & Co. Incorporated will receive no additional compensation in its capacity as the qualified independent underwriter. We have agreed to indemnify Morgan Stanley & Co. Incorporated against liabilities incurred in connection with its acting as the qualified independent underwriter, including liabilities under the Securities Act.

Directed Share Program
      At our request, Morgan Stanley & Co. Incorporated has reserved for sale as part of the underwritten offering, at the initial public offering price, up to            shares, or           % of the total number of shares offered by this prospectus, for our directors, officers, employees, business associates and other persons with whom we have a relationship. If purchased by these persons, these shares will be subject to a           -day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.
Pricing of the Offering
      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS
      Goodwin Procter LLP, Boston, Massachusetts, will pass upon the validity of the shares of common stock offered hereby. Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts, will pass upon legal matters relating to this offering for the underwriters.
EXPERTS
      The consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 (File Number 333-       ) under the Securities Act with respect to the shares of common stock we and the selling stockholders are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.
      Upon the closing of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.
      You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

iROBOT CORPORATION

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
iRobot Corporation:
      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of iRobot Corporation and its subsidiary at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
May 4, 2005 (except for Note 17,
as to which the date is May 26, 2005)

iROBOT CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,			July 2,
			July 2,	2005
	2003	2004	2005	(Pro Forma)

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,619,937	$19,440,843	$15,090,230	$15,090,230
Accounts receivable, net of allowance of $247,921 at December 31, 2003, and $50,000 at December 31, 2004 and at July 2, 2005	8,137,517	14,436,269	7,344,671	7,344,671
Unbilled revenue	1,142,784	774,025	929,944	929,944
Inventory, net	11,419,611	7,668,934	12,399,474	12,399,474
Other current assets	798,045	399,702	479,072	479,072

Total current assets	26,117,894	42,719,773	36,243,391	36,243,391
Property and equipment, net	1,605,033	3,512,510	4,010,207	4,010,207
Other assets	103,719	82,000	82,000	82,000

Total assets	$27,826,646	$46,314,283	$40,335,598	$40,335,598

LIABILITIES, REDEEMABLE CONVERTIBLE
PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$6,781,412	$19,581,065	$19,611,817	$19,611,817
Revolving line of credit	1,338,980	—	—	—
Accrued expenses	2,802,666	3,819,937	4,029,378	4,029,378
Accrued compensation	2,032,299	3,150,761	2,763,659	2,763,659
Provision for contract settlements	5,333,619	5,190,798	5,239,124	5,239,124
Deferred revenue	7,201,339	1,287,935	2,028,149	2,028,149

Total current liabilities	25,490,315	33,030,496	33,672,127	33,672,127
Long-term liabilities	133,200	66,600	—	—
Commitments and contingencies (Note 13):
Redeemable convertible preferred stock (Note 8)	27,561,869	37,506,236	37,506,236	—
Common stock, $0.01 par value, 18,500,000, 35,000,000 and 35,000,000 shares authorized and 9,360,750, 10,129,457 and 10,337,574 shares issued and outstanding at December 31, 2003 and 2004 and July 2, 2005, respectively	93,608	101,294	103,375	198,947
Additional paid-in capital	1,695,966	2,925,496	4,577,829	41,988,493
Note receivable from stockholder	(43,000)	(43,000)	—	—
Deferred compensation	—	(386,587)	(1,480,231)	(1,480,231)
Accumulated deficit	(27,105,312)	(26,886,252)	(34,043,738)	(34,043,738)

Total stockholders’ equity (deficit)	(25,358,738)	(24,289,049)	(30,842,765)	6,663,471

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$27,826,646	$46,314,283	$40,335,598	$40,335,598

See accompanying notes to consolidated financial statements

iROBOT CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended			Six Months Ended

	December 31,	December 31,	December 31,	June 30,	July 2,
	2002	2003	2004	2004	2005

				(unaudited)
Revenue:
Product revenue	$6,955,215	$45,896,313	$82,147,080	$23,087,249	$34,723,592
Contract revenue	7,222,589	7,661,244	12,365,114	5,038,983	8,232,950
Royalty revenue	638,704	758,595	530,955	483,316	62,037

Total revenue	14,816,508	54,316,152	95,043,149	28,609,548	43,018,579
Cost of revenue:
Cost of product revenue	4,896,025	31,193,513	59,321,238	16,471,000	26,750,347
Cost of contract revenue	11,860,610	6,143,347	8,370,487	3,345,591	5,770,138

Total cost of revenue	16,756,635	37,336,860	67,691,725	19,816,591	32,520,485

Gross profit (loss)	(1,940,127)	16,979,292	27,351,424	8,792,957	10,498,094
Operating expenses:
Research and development	1,735,831	3,848,010	5,504,321	2,563,083	5,712,525
Selling, general and administrative	7,128,105	20,521,298	21,404,106	9,188,128	12,061,316
Stock-based compensation(1)	—	—	—	—	90,489

Total operating expenses	8,863,936	24,369,308	26,908,427	11,751,211	17,864,330

Operating income (loss)	(10,804,063)	(7,390,016)	442,997	(2,958,254)	(7,366,236)
Other (expense) income, net	44,764	15,282	(79,762)	(41,069)	211,000

Income (loss) before income taxes	(10,759,299)	(7,374,734)	363,235	(2,999,323)	(7,155,236)
Income tax expense	14,695	36,227	144,175	1,306	2,250

Net income (loss)	$(10,773,994)	$(7,410,961)	$219,060	$(3,000,629)	$(7,157,486)

Net income (loss) per share
Basic	$(2.00)	$(0.79)	$0.01	$(0.31)	$(0.72)
Diluted	$(2.00)	$(0.79)	$0.01	$(0.31)	$(0.72)
Number of shares used in per share calculations
Basic	5,390,679	9,351,880	9,659,993	9,530,022	10,007,932
Diluted	5,390,679	9,351,880	19,182,595	9,530,022	10,007,932

(1)	Stock-based compensation recorded in 2005 breaks down by expense classification as follows:

Six Months Ended
July 2, 2005

(unaudited)
Cost of product revenue	$8,835
Cost of contract revenue	10,998
Research and development	31,832
Selling, general and administrative	38,824

Total stock-based compensation	$90,489

See accompanying notes to consolidated financial statements

iROBOT CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

				Note
	Common Stock		Additional	Receivable
			Paid-In	from	Deferred	Accumulated
	Shares	Value	Capital	Stockholder	Compensation	Deficit	Total

Balance at December 31, 2002	9,291,760	$92,918	$1,661,896	$(43,000)	$—	$(19,694,351)	$(17,982,537)
Issuance of common stock warrants related to debt financing			22,312				22,312
Issuance of common stock for exercise of stock options	68,990	690	11,758				12,448
Net loss						(7,410,961)	(7,410,961)

Balance at December 31, 2003	9,360,750	93,608	1,695,966	(43,000)	—	(27,105,312)	(25,358,738)
Issuance of restricted stock	397,584	3,976	967,217		(669,912)		301,281
Amortization of deferred compensation relating to restricted stock					283,325		283,325
Issuance of common stock for exercise of stock options	371,123	3,710	262,313				266,023
Net income						219,060	219,060

Balance at December 31, 2004	10,129,457	101,294	2,925,496	(43,000)	(386,587)	(26,886,252)	(24,289,049)
Amortization of deferred compensation relating to restricted stock					100,340		100,340
Issuance of Common Stock for exercise of stock options	208,117	2,081	367,860				369,941
Repayment of note receivable from stockholder				43,000			43,000
Deferred compensation relating to issuance of stock options			1,284,473		(1,284,473)		—
Amortization of deferred compensation relating to stock options					90,489		90,489
Net loss						(7,157,486)	(7,157,486)

Balance at July 2, 2005 (unaudited)	10,337,574	$103,375	$4,577,829	$—	$(1,480,231)	$(34,043,738)	$(30,842,765)

See accompanying notes to consolidated financial statements

iROBOT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended			Six Months Ended

	December 31,	December 31,	December 31,	June 30,	July 2,
	2002	2003	2004	2004	2005

				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(10,773,994)	$(7,410,961)	$219,060	$(3,000,629)	$(7,157,486)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	511,335	735,170	1,313,705	389,188	886,864
Loss on disposal of fixed assets	—	29,384	1,265	—	—
Interest expense relating to issuance of warrants	—	22,312	—	—	—
Amortization of deferred compensation	—	—	283,325	177,328	190,829
Changes in working capital— (use) source
Accounts receivable and related party trade receivables	237,164	(7,481,472)	(6,298,751)	4,663,824	7,091,598
Unbilled revenue	(325,371)	(526,573)	368,759	832,041	(155,919)
Inventory	(1,829,773)	(8,795,412)	3,750,677	8,277,867	(4,730,540)
Other current assets	(434,970)	(146,481)	420,061	574,990	(79,370)
Accounts payable	3,869,832	1,908,212	12,799,653	(1,074,734)	30,752
Accrued expenses	219,778	2,582,888	1,017,271	(836,895)	209,441
Accrued compensation	679,609	295,001	1,118,462	138,127	(387,102)
Provision for contract settlement	2,361,055	1,377,835	(142,821)	(87,502)	48,326
Deferred revenue	1,787,035	5,952,843	(5,913,405)	(6,517,187)	740,214
Change in long-term liabilities	—	133,200	(66,600)	(66,600)	(66,600)

Net cash provided by (used in) operating activities	(3,698,300)	(11,324,054)	8,870,661	3,469,818	(3,378,993)
Cash flows from investing activities:
Purchase of property and equipment	(448,412)	(1,329,913)	(3,222,446)	(758,315)	(1,384,561)
Cash flows from financing activities:
Principal payments on capital lease obligations	(51,009)	(14,102)	—	—	—
Borrowings under revolving line of credit, net	—	1,338,980	(1,338,980)	(1,338,980)	—
Repayment of note receivable from stockholder	—	—	—	—	43,000
Proceeds from stock option exercises	32,894	12,448	266,024	225,724	369,941
Proceeds from issuance of restricted stock	—	—	301,281	301,281	—
Net proceeds from sale of preferred stock	—	12,922,735	9,944,366	(270)	—

Net cash provided by financing activities	(18,115)	14,260,061	9,172,691	(812,245)	412,941

Net increase in cash and cash equivalents	(4,164,827)	1,606,094	14,820,906	1,899,258	(4,350,613)
Cash and cash equivalents, at beginning of period	7,178,670	3,013,843	4,619,937	4,619,937	19,440,843

Cash and cash equivalents, at end of period	$3,013,843	$4,619,937	$19,440,843	$6,519,195	$15,090,230

Supplemental disclosure of cash flow information
Cash paid for interest	$8,621	$28,572	$142,367	$67,955	$5,665
Cash paid for income taxes	14,756	14,206	123,941	—	6,800
Supplemental disclosure of noncash investing and financing activities
During 2004, 2003 and 2002, the Company transferred $186,011, $16,960 and $115,595, respectively, of inventory to fixed assets.
During the first six months of 2005 and 2004, the Company transferred $140,489 and $1,815, respectively, of inventory to fixed assets.
See accompanying notes to consolidated financial statements

iROBOT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of the Business
      iRobot Corporation, formerly IS Robotics, Inc., was incorporated in 1990 to develop robotics and artificial intelligence technologies and apply these technologies in producing and marketing robots. The majority of the Company’s revenue is generated from product sales, and government research and development contracts.
      The Company is subject to risks common to companies in high-tech industries including, but not limited to, uncertainty of progress in developing technologies, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, uncertainty of market acceptance of products and the need to obtain financing, if necessary.

Liquidity and Operations
      The Company has generated losses from operations since inception through 2003, offset slightly by net income of $219,060 in 2004. As a result, the Company has an accumulated deficit of $26.9 million at December 31, 2004. To date, the Company has been dependent on equity financings to fund operations and has raised $37.5 million, cumulatively, with its last round of financing totaling $9.9 million in 2004 (Note 8). Management believes its existing cash balances will enable the Company to fund its operations through December 31, 2005. The Company’s ultimate success is dependent upon its ability to obtain additional customers and continue to manage its expenditures. If the Company is unable to generate sufficient customer orders and manage its expenditures to meet its obligations as they become due, the Company will require additional financing in order to fund operations and achieve its intended business objectives.

2.	Summary of Significant Accounting Policies

Unaudited Interim Financial Statements
      The consolidated financial statements and related notes of the Company for the six months ended June 30, 2004 and July 2, 2005, respectively, are unaudited. Management believes the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations in such periods. Results of operations for the six months ended July 2, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005.

Unaudited Pro Forma Presentation
      Unaudited pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of automatic conversion of all outstanding redeemable convertible preferred stock into shares of the Company’s common stock effective upon the assumed closing of the Company’s proposed initial public offering as if such conversion had occurred at the date of original issuance.
      Upon the closing of the Company’s initial public offering of securities, all of the outstanding shares of Series A, B, C, D, E and F Convertible Preferred Stock will automatically convert on a one-for-one basis to 9,557,246 shares of the Company’s common stock, assuming the aggregate proceeds to the Company are at least $25.0 million. The unaudited pro forma presentation of the balance sheet has been prepared assuming the conversion of the convertible preferred stock into common stock as of July 2, 2005.

iROBOT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Year-End
      Beginning in fiscal 2005, the Company operates and reports using a 52-53 week fiscal year ending on the Saturday closest to December 31. Accordingly, the Company’s fiscal quarters will end on the Saturday that falls closest to the last day of the third month of each quarter.

Cash and Cash Equivalents
      The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the time of purchase to be cash equivalents. The Company invests its excess cash primarily in money market funds of major financial institutions. Accordingly, its investments are subject to minimal credit and market risk. At December 31, 2004 and 2003, cash equivalents were comprised of money market funds totaling $12,448,665 and $3,750,512, respectively. These cash equivalents are carried at cost, which approximates fair value.

Revenue Recognition
      The Company derives its revenue from product sales, government research and development contracts and commercial research and development contracts. The Company sells products directly to customers and indirectly through resellers and distributors. The Company recognizes revenue from sales of consumer robotic devices under the terms of the customer agreement upon transfer of title to the customer, net of estimated returns, provided that collection is determined to be probable and no significant obligations remain. Sales to resellers are subject to agreements allowing for limited rights of return, rebates and price protection. Accordingly, the Company reduces revenue for its estimates of liabilities to these rights at the time the related sale is recorded. The estimates for returns are adjusted periodically based upon historical rates of returns, inventory levels in the channel and other related factors. The estimates and reserve for rebates and price protection are based on specific programs, expected usage and historical experience. Actual results could differ from these estimates. Through 2003, the Company recognized revenue on sales to certain distributors and retail customers upon their sale to the end-user when an allowance for future returns from the end-user could be reasonably estimated. In 2004, the Company recognized revenue on all sales to distributors and retail customers upon delivery of product and established a related allowance for future returns based upon historical experience. As a result of this change, the Company recorded revenue of approximately $5.7 million in 2004 for products shipped prior to January 1, 2004.
      Under cost-plus-fixed-fee (CPFF) type contracts, the Company recognizes revenue based on costs incurred plus a pro rata portion of the total fixed fee. Revenue on firm fixed price (FFP) contracts is recognized using the percentage-of-completion method. Costs and estimated gross profits on contracts are recorded as revenue as work is performed based on the percentage that incurred costs bear to estimated total costs utilizing the most recent estimates of costs and funding. Changes in job performance, job conditions, and estimated profitability, including those arising from final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Since many contracts extend over a long period of time, revisions in cost and funding estimates during the progress of work have the effect of adjusting earnings applicable to past performance in the current period. When the current contract estimate indicates a loss, provision is made for the total anticipated loss in the current period. Revenue earned in excess of billings, if any, is recorded as unbilled revenue. Billings in excess of revenue earned, if any, are recorded as deferred revenue.

Allowance for Doubtful Accounts
      The Company maintains an allowance for doubtful accounts to provide for the estimated amount of accounts receivable that will not be collected. The allowance is based upon an assessment of customer creditworthiness, historical payment experience and the age of outstanding receivables.

iROBOT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Activity related to the allowance for doubtful accounts was as follows:

Balance at December 31, 2001	$—
Provision	30,000
Deduction

Balance at December 31, 2002	30,000
Provision	237,329
Deduction	(19,408)

Balance at December 31, 2003	247,921
Provision	(64,835)
Deduction	(133,086)

Balance at December 31, 2004	$50,000

Provision	—
Deduction	—

Balance at July 2, 2005	$50,000

Inventory
      Inventory is stated at the lower of cost or market with cost being determined using the first-in, first-out (FIFO) method. The Company maintains a reserve for inventory items to provide for an estimated amount of excess or obsolete inventory.
      Activity related to the inventory reserve as follows:

Balance at December 31, 2001	$385,900
Provision	174,686
Deduction	(224,810)

Balance at December 31, 2002	335,776
Provision	2,214,656
Deduction	(181,878)

Balance at December 31, 2003	2,368,554
Provision	—
Deduction	(465,637)

Balance at December 31, 2004	$1,902,917

Provision	—
Deduction	(90,549)

Balance at July 2, 2005	$1,812,368

iROBOT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property and Equipment
      Property and equipment are recorded at cost and consist primarily of computer equipment, business applications software and machinery. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

Estimated
Useful Life

Computer and research equipment	3 years
Furniture	5
Machinery	2-5
Business applications software	5
Capital leases and leasehold improvements	Term of lease
      Expenditures for additions, renewals and betterments of plant and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations.

Impairment of Long-Lived Assets
      The Company periodically evaluates the recoverability of long-lived assets whenever events and changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When indicators of impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and future undiscounted cash flows of the underlying business. The net book value of the underlying asset is adjusted to fair value if the sum of the expected discounted cash flows is less than book value. Fair values are based on estimates of market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. There were no impairment charges recorded during any of the periods presented.

Research and Development
      Costs incurred in the research and development of the Company’s products are expensed as incurred.

Internal Use Software
      The Company capitalizes costs associated with the development and implementation of software obtained for internal use in accordance with American Institute of Certified Public Accountants Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”). At December 31, 2004 and 2003, the Company had $919,636 and $630,323, respectively, of internal costs related to enterprisewide software included in fixed assets. Capitalized costs are being amortized over the assets’ estimated useful lives. The Company has recorded $171,623, $111,945 and $97,590 of amortization expense for the years ended December 31, 2004, 2003 and 2002, respectively.

Use of Estimates
      The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates these estimates and judgments, including those related to revenue recognition, sales returns, bad debts, warranty claims, lease termination, inventory reserves, valuation of investments and income taxes. The Company bases these estimates on historical and anticipated

iROBOT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

Reclassification
      Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Concentration of Credit Risk and Significant Customers
      The Company maintains its cash in bank deposit accounts at a high quality financial institution. The individual balances, at times, may exceed federally insured limits. At December 31, 2004 and 2003, the Company exceeded the insured limit by $19,177,227 and $4,344,137, respectively.
      Financial instruments which potentially expose the Company to concentrations of credit risk consist of accounts receivable. Management believes its credit policies are prudent and reflect normal industry terms and business risk. At December 31, 2004 and 2003, 15% and 14%, respectively, of the Company’s accounts receivable were due from the federal government. At December 31, 2004, two other customers accounted for 21% and 14% of the Company’s account receivable balance. At December 31, 2003, two other customers accounted for 21% and 19% of the Company’s accounts receivable balance. For the year ended December 31, 2004, revenue from one customer, the federal government, represented 20% of total revenue. For the year ended December 31, 2003, revenue from the federal government represented 12% of total revenue. For the year ended December 31, 2002, revenue from the federal government represented 30% of total revenue, and revenue from two other customers represented 12% and 11% of total revenue.

Investment in Affiliates
      The Company accounts for investments in affiliates under the equity method of accounting as provided in Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, if the Company owns less than 50% of the affiliate’s outstanding capital stock and the Company has influence over the affiliate’s daily operations. In accordance with equity method accounting, the Company records its proportionate shares of the affiliate’s net income or loss. If the affiliate has cumulative losses, the Company’s proportionate share is recorded as a loss in affiliate and as a reduction to the investment in affiliate. Losses are recorded up to the original value of the investment unless there are additional funding commitments. As of December 31, 2004, the Company maintains no investments in affiliates.

Stock-Based Compensation
      The Company applies Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, and related interpretations (“APB No. 25”), in accounting for its stock-based compensation plan. Accordingly, compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices only to the extent that such exercise prices are less than the fair market value of the Company’s common stock at the date of grant. The Company follows the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure, an amendment of FASB Statement No. 123 (“SFAS No. 148”). All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123 and related interpretations.

iROBOT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant date for awards under this plan and amortized on a straight-line basis, consistent with the methodology prescribed in SFAS No. 123, the Company’s pro forma net loss would have been as follows:

	Fiscal Year Ended			Six Months Ended

	December 31,	December 31,	December 31,	June 30,	July 2,
	2002	2003	2004	2004	2005

				(unaudited)
Net income (loss)
As reported	$(10,773,994)	$(7,410,961)	$219,060	$(3,000,629)	$(7,157,486)
Add back: Stock-based employee compensation expense reported in net loss	—	—	283,325	177,328	190,829
Less: Stock-based employee compensation expense determined under fair-value method for all awards	(28,917)	(52,863)	(394,102)	(222,411)	(361,895)

Pro forma income (loss)	$(10,802,911)	$(7,463,824)	$108,283	$(3,045,712)	$(7,328,552)

Net income (loss) per share, as reported
Basic	$(2.00)	$(0.79)	$0.01	$(0.31)	$(0.72)
Diluted	$(2.00)	$(0.79)	$0.01	$(0.31)	$(0.72)
Pro forma net income (loss) per share
Basic	$(2.00)	$(0.80)	$0.01	$(0.32)	$(0.73)
Diluted	$(2.00)	$(0.80)	$0.01	$(0.32)	$(0.73)
Number of shares used in per share calculations
Basic	5,390,679	9,351,880	9,659,993	9,530,022	10,007,932
Diluted	5,390,679	9,351,880	19,182,595	9,530,022	10,007,932
      Since options vest over several years and additional option grants are expected to be made in future years, the pro forma results are not representative of the pro forma results for future years.
      The weighted average fair value of each stock option granted in 2004 and 2003 was estimated as $0.416 and $0.314, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2003	2004

Risk-free interest rate	2.8%	3.0%	3.4%
Expected dividend yield	—	—	—
Expected life	5 years	5 years	5 years
Expected volatility	—	—	—

Earnings Per Share
      Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, excluding the dilutive effects of common stock equivalents. Common stock equivalents include stock options, warrants, restricted stock and convertible securities. Diluted net income per share assumes the conversion of all outstanding shares of redeemable convertible preferred stock using the “if converted” method, if dilutive, and includes the dilutive effect of common stock equivalents under the treasury stock method.

Advertising Expense
      The Company expenses advertising costs as they are incurred. During the years ended December 31, 2004, 2003 and 2002, advertising expense totaled $6,773,551, $9,619,451 and $635,401, respectively.

iROBOT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes
      Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Lease Termination Costs
      In accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, the Company recorded a charge in 2003 related to the termination of an operating lease for one of its manufacturing facilities. This charge includes approximately $212,000 of remaining lease payments in addition to costs associated with vacating the facility as required by the lease. As of December 31, 2004, $37,879 is included within accrued expenses (Note 5) in the accompanying balance sheet.

Comprehensive Income (Loss)
      SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income (loss) and its components in financial statements. The Company’s comprehensive income (loss) is equal to the Company’s net income (loss) for all periods presented.

Recent Accounting Pronouncements
      In December 2004, the FASB issued SFAS No. 123R, which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the Company’s consolidated statement of operations. The accounting provisions of SFAS No. 123R are effective for fiscal years beginning after June 15, 2005. The Company will be required to adopt SFAS No. 123R for its fiscal quarter beginning January 1, 2006. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. The Company has not yet determined whether the adoption of SFAS No. 123R will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123. The Company is evaluating the requirements under SFAS No. 123R and expects the adoption to have a significant adverse impact on its consolidated operating results.

3.	Inventory
      Inventory consists of the following at:

	December 31,
			July 2,
	2003	2004	2005

			(unaudited)
Raw materials	$1,510,995	$427,181	$707,465
Work in process	145,919	—	—
Finished goods	9,762,697	7,241,753	11,692,009

	$11,419,611	$7,668,934	$12,399,474

iROBOT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Property and Equipment
      Property and equipment consists of the following at:

	December 31,

	2003	2004	July 2, 2005

			(unaudited)
Computer and equipment	$1,682,876	$2,826,932	$3,997,600
Furniture	59,954	160,942	164,298
Machinery	935,820	2,544,330	2,593,176
Leasehold improvements	194,700	272,107	350,045
Software purchased for internal use	630,323	919,636	1,003,390
Leased equipment	144,682	144,682	144,682

	3,648,355	6,868,629	8,253,191
Less: accumulated depreciation and amortization	2,043,322	3,356,119	4,242,984

	$1,605,033	$3,512,510	$4,010,207

      Depreciation and amortization expense for the years ended December 31, 2004, 2003 and 2002 was $1,313,705, $735,170 and $511,335, respectively. Accumulated amortization on leased equipment was $144,682 at both December 31, 2004 and 2003.

5.	Accrued Expenses
      Accrued expenses consist of the following at:

	December 31,

	2003	2004	July 2, 2005

			(unaudited)
Accrued warranty	$1,522,228	$1,398,382	$2,028,425
Accrued lease termination costs	326,324	37,879	—
Accrued rent	389,687	339,172	318,058
Accrued sales commissions	200,375	554,919	312,165
Accrued accounting fees	171,000	161,000	95,563
Accrued co-op advertising allowance	64,931	1,176,791	1,142,811
Accrued other	128,121	151,794	132,356

	$2,802,666	$3,819,937	$4,029,378

6.	Revolving Line of Credit
      In January 2003, the Company entered into a $2,000,000 secured revolving credit agreement (the “Credit Agreement”) with a bank. Borrowings under the Credit Agreement are collateralized by the Company’s assets with the exception of intellectual property, as defined, and bears interest at the bank’s prime rate plus 1.25%. The Credit Agreement was originally scheduled to mature in January 2004. Under the Credit Agreement, as amended, the Company is subject to several financial covenants including maintaining a minimum tangible net worth. In February 2003, the Company entered into an amendment to the Credit Agreement which reduced the tangible net worth (deficit) requirement to $(1,700,000).
      In April 2004, the Company entered into an amendment to the Credit Agreement which further reduced the tangible net worth (deficit) requirement to $(2,000,000), increased the amount of the facility to

iROBOT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
$6,250,000, decreased the applicable interest rate to the bank’s prime rate plus 1.00% and extended the maturity date to March 2006. The Company is in compliance with the covenants at December 31, 2004.

7.	Common Stock
      Common stockholders are entitled to one vote for each share held and to receive dividends if and when declared by the Board of Directors and subject to and qualified by the rights of holders of the preferred stock. Upon dissolution or liquidation of the Company, holders of common stock will be entitled to receive all available assets subject to any preferential rights of any then outstanding preferred stock.

8.	Redeemable Convertible Preferred Stock
      The Company’s redeemable convertible preferred stock, $0.01 par value, is comprised of the following:

	December 31,

	2003	2004

Series F; 1,412,430 shares authorized, issued and outstanding at December 31, 2004, net of issuance costs (liquidation preference $10,000,004)	$—	$9,944,637
Series E; 2,799,353 shares authorized, issued and outstanding at December 31, 2004 and 3,002,069 shares authorized, 2,799,353 issued and outstanding at December 31, 2003, net of issuance costs (liquidation preference $13,044,985)	12,922,735	12,922,465
Series D; 1,870,908 and 2,500,000 shares authorized, 1,870,908 issued and outstanding at December 31, 2004 and 2003, net of issuance costs (liquidation preference $7,000,002)	6,766,550	6,766,550
Series C; 1,470,000 shares authorized, issued and outstanding at December 31, 2004 and 2003, net of issuance costs (liquidation preference $5,500,005)	5,478,244	5,478,244
Series B; 668,185 shares authorized, issued and outstanding at December 31, 2004 and 2003, net of issuance costs (liquidation preference $1,000,006)	966,761	966,761
Series A; 1,336,370 shares authorized, issued and outstanding at December 31, 2004 and 2003, net of issuance costs (liquidation preference $1,550,189)	1,427,579	1,427,579

	$27,561,869	$37,506,236

      The Series A redeemable convertible preferred stock (the “Series A”), the Series B redeemable convertible preferred stock (the “Series B”), the Series C redeemable convertible preferred stock (the “Series C”), the Series D redeemable convertible preferred stock (the “Series D”), the Series E redeemable convertible preferred stock (the “Series E”), and the Series F redeemable convertible preferred stock (the “Series F”) are hereinafter referred to collectively as the “preferred stock.” At December 31, 2004, the preferred stock had the following characteristics:

Conversion Rights
      Each share of preferred stock is convertible, at the option of the holder, into one share of common stock of the Company, subject to certain anti-dilution adjustments. The preferred stock will automatically convert into common stock immediately prior to the closing of a qualified underwritten public offering having total gross proceeds to the Company of at least $25.0 million.

iROBOT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dividend Rights
      Holders of the preferred stock are not entitled to dividends unless declared by the Company’s Board of Directors. Any dividends declared must be distributed to the holders of the preferred stock as if their preferred shares were the equivalent amount of common shares as if converted, and no dividends may be paid on the common stock until any and all dividends on the preferred shares have been paid.

Voting Rights
      The holders of preferred stock generally vote together either by class, with other holders of preferred stock as a single class, or together with the holders of common stock on all matters and are entitled to one vote for each share of preferred stock held.

Liquidation Rights
      In the event of liquidation, dissolution or winding-up of the Company (a “liquidation event”), (i) the holders of Series E are entitled to receive, prior and in preference to any distribution to the holders of Series A, Series B, Series C, Series D, and common stock, the greater of (a) $4.66 per share of Series E plus any declared but unpaid dividends and (b) the amount per share of common stock which holders of Series E would have received if such holders had converted their shares into common stock immediately prior to the liquidation event; and (ii) the holders of Series F are entitled to receive, prior and in preference to any distribution to the holders of Series A, Series B, Series C, Series D, and common stock, the greater of (a) $7.08 per share of Series F plus any declared but unpaid dividends and (b) the amount per share of common stock which holders of Series F would have received if such holders had converted their shares into common stock immediately prior to the liquidation event. If the amounts available to pay the Series E and Series F shareholders (collectively “holders of Senior Preferred Stock”) are insufficient to pay the full amounts as described above, the assets shall be distributed ratably to the holders of Senior Preferred Stock in proportion to their full preferential amounts which they are entitled to receive.
      Upon satisfaction of the rights of the holders of Senior Preferred Stock, the holders of Series A, Series B, Series C, and Series D (collectively “holders of Junior Preferred Stock”) are entitled to receive, prior and in preference to any distribution to the holders of common stock, the greater of (a) $1.16 per share of Series A plus any unpaid dividends, $1.4966 per share of Series B plus any unpaid dividends, $3.7415 per share of Series C plus any unpaid dividends and $3.7415 per share of Series D plus any unpaid dividends and (b) the amount per share of common stock which holders of Junior Preferred Stock would have received if such holders had converted their shares into common stock immediately prior to the liquidation event. If the amounts available to pay the holders of Junior Preferred Stock in full are not enough, the assets shall be distributed ratably to all holders of Junior Preferred Stock in proportion to their full preferential amounts which they are entitled to receive.

Change in Control
      Upon the occurrence of a consolidation, merger or acquisition of the Company or a sale of all or substantially all of the assets of the Company or a sale of a majority of the voting securities of the Company in one transaction or a series of related transactions, a liquidation, dissolution or winding-up of the affairs of the Company shall be deemed to have occurred and the holders of preferred stock shall be paid the liquidation amount for their shares.

9.	Note Receivable from Stockholder
      In May 1999, the Company issued a note receivable to a consultant for the purchase of 200,000 common shares at $0.24 per share. The note accrues interest on June 30 and December 31 at 8% per annum. Interest is

iROBOT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
payable semiannually in arrears on June 30 and December 31 of each year, and the principal is payable in full on the earlier of May 15, 2005, or immediately prior to an initial public offering. The remaining note receivable balance of $43,000 is included as a reduction of stockholders’ equity at December 31, 2004.

10.	Stock Option Plan
      Under the Company’s 1994 Stock Option Plan (the “1994 Plan”), as amended, 8,785,465 shares of the Company’s common stock were reserved for issuance to directors, officers, employees and consultants of the Company. Options may be designated and granted as either “Incentive Stock Options” or “Nonstatutory” Stock Options. Eligibility for Incentive Stock Options (“ISOs”) is limited to those individuals whose employment status would qualify them for the tax treatment associated with ISOs in accordance with the Internal Revenue Code. The 1994 Plan expired November 16, 2004.
      In October 2001, the Company adopted the 2001 Special Stock Option Plan (the “2001 Plan”). Under the 2001 Plan, the Board authorized the issuance of options to purchase 642,310 shares of previously authorized common stock under modified vesting requirements. The 2001 Plan is administered by a Committee of the Board of Directors. Options granted to employees under the 2001 Plan may be designated as ISOs or Nonstatutory Stock Options. In 2004 and 2003, there were 571,405 and 40,000 options granted, respectively, under the 2001 Plan.
      During 2004, the Company issued 25,899 and 371,685 restricted shares of common stock under the 1994 Plan and 2001 Plan, respectively, all of which were outstanding at December 31, 2004. Deferred compensation of $669,912 was recorded in association with the issuance of these restricted shares, of which $283,325 was expensed in 2004. The remaining balance of $386,587 will be expensed in 2005 through 2007. Upon termination of the stockholder’s business relationship with the Company, per the terms of the restricted stock agreements, the Company 1) shall purchase all unvested shares from the stockholder at the price paid for them and 2) may purchase all but not less than all of the stockholder’s vested shares at the greater of i) the price paid for them and ii) the product of the Fair Market Value (as defined in the 2001 Plan) at the time of repurchase and the number of vested shares to be repurchased.
      Immediately upon expiration of the 1994 Plan, the Company adopted the 2004 Stock Option and Incentive Plan (the “2004 Plan”). Under the 2004 Plan, 1,189,423 shares of the Company’s common stock were reserved for issuance to directors, officers, employees and consultants of the Company. In addition, stock options returned to the 1994 Plan, in accordance therewith, after November 16, 2004, as a result of the expiration, cancellation or termination, are automatically made available for issuance under the 2004 Plan. The aggregate number of shares that may be issued pursuant to the 2004 Plan shall not exceed 3,695,223 shares. Options may be designated and granted as either “Incentive Stock Options” or “Nonstatutory” Stock Options. Eligibility for ISOs is limited to those individuals whose employment status would qualify them for the tax treatment associated with ISOs in accordance with the Internal Revenue Code.
      Options granted under the 1994 Stock Option Plan, the 2001 Plan and the 2004 Plan (the “Plans”) are subject to terms and conditions as determined by the Compensation Committee of the Board of Directors, including vesting periods. Options granted under the Plans are exercisable in full at any time subsequent to vesting, generally vest over periods from 0 to 5 years, and expire upon the earlier of 10 years from the date of grant or 60 or 90 days from employee termination. The exercise price for each ISO grant is determined by the Board of Directors of the Company to be equal to the fair value of the common stock on the date of grant. In reaching this determination at the time of each such grant, the Board considers a broad range of factors, including the illiquid nature of an investment in the Company’s common stock, the Company’s historical financial performance, the Company’s future prospects and the value of preferred stock based on recent financing activities. The exercise price of nonstatutory options may be set at a price other than the fair market value of the common stock.

iROBOT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company applies APB 25 and related interpretations in accounting for stock-based compensation.
      Stock option plan activity is as follows:

	Number of	Weighted Average
	Shares	Exercise Price

Outstanding at December 31, 2002	1,579,708	$0.584
Granted	494,455	2.294
Exercised	(68,990)	0.171
Canceled	(21,715)	1.034

Outstanding at December 31, 2003	1,983,458	1.019
Granted	1,544,959	2.170
Exercised	(768,707)	0.737
Canceled	(154,710)	1.790

Outstanding at December 31, 2004	2,605,000	1.770

Weighted average fair value of options granted during 2004		$0.416
Options available for future grant at December 31, 2004	290,973
      The following table summarizes information about stock options outstanding at December 31, 2004:

		Options
		Outstanding			Options Exercisable
		Weighted
		Average		Weighted		Weighted
		Remaining		Average		Average
	Number	Contractual		Exercise	Number	Exercise
Exercise Price	Outstanding	Life		Price	Exercisable	Price

$0.0002	378,710	2.52	years	$0.0002	378,710	$0.0002
0.24	191,380	4.25		0.24	191,380	0.24
0.50	7,940	4.93		0.50	7,940	0.50
0.55	247,038	7.97		0.55	58,018	0.55
1.87	219,028	5.96		1.87	166,278	1.87
2.33	901,654	8.96		2.33	201,333	2.33
2.78	614,675	9.55		2.78	2,050	2.78
4.60	44,575	9.92		4.60	—	—

$0.0002-$4.60	2,605,000	7.48		$1.770	1,005,709	$0.863

11.	Warrants
      Pursuant to a 1998 development agreement, the Company granted to Hasbro, Inc. warrants to purchase 1,114,115 shares of common stock. Warrants to purchase 481,095 common shares at $2.08 per share (the “Initial Warrant”) were immediately exercisable and were scheduled to expire on October 30, 2003. The warrants included a put option which allows the holder to require cash settlement of the warrant by the Company at a price equal to the difference between the fair market value and the exercise price of the warrants on that date. The fair value of the warrants granted was determined to be approximately $7,000 using the Black-Scholes option-pricing model and the Company recorded the full value of these warrants as research and development expense in 1998. In accordance with Emerging Issues Task Force Issue No. 88-9, Put Warrants, the Company recorded the fair value of the instrument as a liability and subsequently adjusts the value of the warrants to the highest redemption price of the warrant.

iROBOT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Warrants to purchase up to 633,020 common shares at $1.97 per share (the “Additional Warrant”) were scheduled to become exercisable beginning 30 days prior to a public offering or a change in control, subject to the occurrence of certain events, and ending immediately prior to the public offering or change in control. The fair value of these warrants on the date they first became exercisable would have been charged to expense at that time.
      On October 30, 2003, Hasbro provided notice to the Company that it intended to exercise the Initial Warrant, and iRobot issued to Hasbro 51,619 shares. On December 19, 2003, pursuant to a Stock Repurchase and Warrant Termination Agreement, iRobot repurchased 51,619 shares of Company common stock for $120,272, in exchange for final termination of the Initial Warrant and the Additional Warrant.
      Under the terms of the January 30, 2003 Credit Agreement with a bank (Note 6), the Company issued warrants to the bank to purchase 18,000 shares of common stock at an approximate exercise price of $3.74 per share. The warrants are subject to certain adjustments and may be exercised at any time until January 29, 2010. The estimated fair value of the warrants of $22,312 was determined using the Black-Scholes option-pricing model. For this purpose, the Company assumed a risk-free rate of return of 3.12%; an expected life of 2 years; 100% volatility and no dividends. The Company recorded the estimated fair value of the warrants as additional paid-in-capital and other assets and amortized the fair value to interest expense over the eleven months outstanding under the Credit Agreement in 2003.

12.	Income Taxes
      The components of income tax expense were as follows:

	2002	2003	2004

Current
Federal	$—	$33,285	$89,794
State	14,695	2,942	54,381

	$14,695	$36,227	$144,175

      The components of net deferred tax assets are as follows at December 31, 2004 and 2003:

	2003	2004

Deferred tax asset
Net operating loss carryforwards	$4,997,578	$5,184,200
Tax credits	735,387	1,019,900
Reserves and accruals	5,313,241	5,228,000

Total deferred tax asset	11,046,206	11,432,100
Valuation allowance	(11,046,206)	(11,432,100)

Net deferred tax asset	$—	$—

      The Company has provided a full valuation allowance for the deferred tax assets since it is more likely than not that these future benefits will not be realized. If the Company achieves future profitability, a significant portion of these deferred tax assets could be available to offset future income taxes. Of the $11,432,100 valuation allowance at December 31, 2004, $31,600 relating to deductions for stock option compensation will be credited to additional paid-in capital upon realization.
      At December 31, 2004, the Company had available net operating loss carryforwards for federal and state purposes of $13,086,400 and $11,719,707, respectively. The federal net operating loss carryforwards expire at

iROBOT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
various dates from 2020 through 2024. The state net operating loss carryforwards began to expire in 2005. The Company also had available research and development credit carryforwards to offset future federal and state taxes of $623,500 and $472,900, respectively, which expire at various dates from 2012 through 2024. Under the Internal Revenue Code, certain substantial changes in the Company’s ownership could result in an annual limitation of the amount of net operating loss and tax credit carryforwards which can be utilized in future years.
      The reconciliation of the expected tax (benefit) expense (computed by applying the federal statutory rate to income before income taxes) to actual tax expense was as follows:

	2002	2003	2004

Expected federal income tax	$(3,770,898)	$(2,521,382)	$123,531
Permanent items	5,914	21,874	45,112
State taxes	(551,993)	(411,920)	(302,183)
Credits	75,011	(165,387)	(165,600)
Other	—	—	57,488
Increase in valuation allowance	4,256,661	3,113,042	385,827

	$14,695	$36,227	$144,175

13.	Commitments and Contingencies

Legal
      The Company has received a letter from a UK Government agency (the “Customer”) dated February 9, 2004, attempting to terminate a contract for the design, development, production and support of a number of man-portable remote control vehicles for use in explosive ordnance disposal operations. The Company entered into the contract on May 23, 2001, and has substantially completed the product design and development phase of the work. The Company received payments based upon achieving a number of contract milestones and has recognized revenue based on progress under the percentage-of-completion method of accounting. In addition to the milestone payments, the Customer has advanced the Company funds to purchase long-lead inventory components in advance of the production contemplated in the contract. The Company has been paid 3,673,843 Great Britain Pounds (approximately $7.0 million at the current exchange rate), which includes 671,848 Great Britain Pounds (approximately $1.3 million) for long-lead inventory items. In its termination letter, the Customer has demanded a refund of all monies paid under the contract. The Company has engaged legal counsel in anticipation of a negotiated settlement with the Customer. Management believes that it has adequately provided for the possibility of refunding some portion of the payments made to date under the contract.

iROBOT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Lease Obligations
      The Company leases its facilities and certain equipment. Rental expense under operating leases for 2004, 2003 and 2002 amounted to $934,482, $1,101,384 and $486,612, for facilities and $926, $20,001 and $22,998 for equipment, respectively. Future minimum rental payments under operating leases were as follows as of December 31, 2004:

Operating Leases

2005	$929,180
2006	771,989
2007	746,630
2008	766,394
2009	—
Thereafter	—

Total minimum lease payments	$3,214,193

Guarantees and Indemnification Obligations
      The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses incurred by the indemnified party, generally the Company’s customers, in connection with any patent, copyright, trade secret or other proprietary right infringement claim by any third party with respect to the Company’s software. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2004.

Warranty
      The Company provides warranties on most products and has established a reserve for warranty based on identified warranty costs. The reserve is included as part of accrued expenses (Note 5) in the accompanying balance sheets. The rollforward of activity in the warranty accrual for the year ending December 31, 2004 is as follows:

Balance, December 31, 2002	$8,063
Provisions	1,514,165
Warranty settlements	—

Balance, December 31, 2003	1,522,228
Provisions	1,277,811
Warranty settlements	(1,401,657)

Balance, December 31, 2004	1,398,382
Provisions	2,144,127
Warranty settlements	(1,514,084)

Balance, July 2, 2005 (unaudited)	$2,028,425

iROBOT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted Cash
      At December 31, 2004 and 2003, cash totaling $82,000 was pledged as security for outstanding letters of credit or certain operating leases and was included as a component of other assets in the accompanying balance sheets.

14.	Employee Benefits
      The Company sponsors a retirement plan under Section 401(k) of the Internal Revenue Code (the “Retirement Plan”). All Company employees, with the exception of temporary and contract employees, are eligible to participate in the Retirement Plan after satisfying age and length of service requirements prescribed by the plan. Under the Retirement Plan, employees may make tax-deferred contributions, and the Company, at its sole discretion, and subject to the limits prescribed by the IRS, may make either a nonelective contribution on behalf of all eligible employees or a matching contribution on behalf of all plan participants.
      The Company elected to make a matching contribution of approximately $267,000, $186,000 and $172,000 for the plan years ended December 31, 2004, 2003 and 2002 (“Plan-Year 2004,” “Plan-Year 2003” and “Plan-Year 2002”), respectively. The employer contribution represents a matching contribution at a rate of 50% of each employee’s first six percent contribution. Accordingly, each employee participating during Plan-Year 2004, Plan-Year 2003 and Plan-Year 2002 is entitled up to a maximum of three percent of his or her eligible annual payroll. The employer matching contribution for Plan-Year 2004 was paid into the Retirement Plan in March 2005.

15.	Related Party Transactions
      The Company entered into a research and development contract with Intelligent Inspection Corporation (“IIC”) effective November 1999 whereby IIC agreed to pay costs incurred by the Company plus a fixed fee of 10%. Revenue from IIC was approximately $1.2 million during 2002. The Company has entered into subsequent agreements with similar terms. In December 2002, the officers and directors of the Company holding 22% of the outstanding voting stock of IIC donated their shares to a third party as a charitable contribution. At December 31, 2003, the Company owns approximately 6% of the outstanding voting stock of IIC.
      For all periods presented, the Company has not recorded any losses related to the investment in IIC because the carrying value of the Company’s investment in IIC has been zero and the Company has no obligation to fund IIC.
      As of December 31, 2003, the Company had $121,364 of outstanding receivables from IIC, of which 100% was reserved as uncollectible. Operations of IIC have been suspended. During 2004, the Company wrote off this outstanding receivable and no longer maintains any related party transactions.

16.	Business Segment Information
      The Company operates in two reportable segments, the consumer business and government and industrial business. The nature of products and types of customers for the two segments vary significantly. As such, the segments are managed separately.

Consumer
      The Company’s consumer business offers products through a network of retail businesses throughout the U.S. and to certain countries through international distributors. The Company’s consumer segment includes mobile robots used in the maintenance of domestic households sold primarily to retail outlets.

iROBOT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Government and Industrial
      The Company’s government and industrial division offers products through a small U.S. government-focused sales force, while products are sold to a limited number of countries other than the United States through international distribution. The Company’s government and industrial products are robots used by various U.S. and foreign governments, primarily for reconnaissance and bomb disposal missions.

Other
      In 2002, the Company consisted of numerous, small units that were not operating in any clearly defined business segments. It would not be practicable to prepare 2002 revenue and cost of revenue on a basis comparable to the segment data in 2003, 2004 and 2005.
      The table below presents segment information about revenue, cost of revenue and gross profit:

	Fiscal Year Ended
				Six Months Ended
	December 31,	December 31,	December 31,
	2002	2003	2004	June 30, 2004	July 2, 2005

				(unaudited)
Revenue:
Consumer	$—	$43,073,149	$71,332,584	$19,400,585	$19,573,344
Government & Industrial	—	11,243,003	23,231,496	8,777,533	23,383,198
Other	14,816,508	—	479,069	431,430	62,037

Total revenue	14,816,508	54,316,152	95,043,149	28,609,548	43,018,579

Cost of revenue:
Consumer	—	27,386,629	48,281,833	12,279,393	14,497,592
Government & Industrial	—	9,950,231	19,307,902	7,537,198	18,034,011
Other	16,756,635	—	101,990	—	(11,118)

Total cost of revenue	16,756,635	37,336,860	67,691,725	19,816,591	32,520,485

Gross Profit:
Consumer	—	15,686,520	23,050,751	7,121,192	5,075,752
Government & Industrial	—	1,292,772	3,923,594	1,240,335	5,349,187
Other	(1,940,127)	—	377,079	431,430	73,155

Total gross profit	$(1,940,127)	$16,979,292	$27,351,424	$8,792,957	$10,498,094

17.	Subsequent Event
      On May 26, 2005, the Company obtained a working capital line of credit with a bank under which the Company can borrow up to $20.0 million, including a $2.0 million sub-limit for equipment financing. Interest accrues at a variable rate based on prime or published LIBOR rates. The line expires on May 26, 2007 at which time all advances will be immediately due and payable. Borrowings are secured by substantially all of the Company’s assets other than its intellectual property. Under the terms of this credit facility, the Company is required to comply with certain financial covenants.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee and the NASD filing fees.

SEC registration fee		$13,536
NASD filing fee		12,000
NASDAQ National Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.
      Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
      Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.
      Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.
      Article VII of our amended and restated certificate of incorporation (the “Charter”), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.
      Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.
      Article V of our amended and restated by-laws (the “By-Laws”), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.
      In addition, Article V of the By-Laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.
      In connection with the sale of common stock being registered hereby, we intend to enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Charter and By-Laws.
      We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.
      In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.
      In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

(a)	Issuances of Capital Stock.
      In February, March and May 2003, we issued and sold an aggregate of 2,799,353 shares of our Series E convertible preferred stock to 30 investors for an aggregate purchase price of $13,044,985.
      In November 2004, we issued and sold an aggregate of 1,412,430 shares of our Series F convertible preferred stock to 38 investors for an aggregate purchase price of $10,000,004.
      No underwriters were used in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b)	Grants and Exercises of Stock Options.
      Since July 2, 2002, we have granted stock options to purchase 2,672,010 shares of common stock with exercise prices ranging from $0.55 to $4.96 per share, to employees, directors and consultants pursuant to our stock option plans. Of these options, 359,510 have been exercised for an aggregate consideration of $535,909 as of July 2, 2005. The issuance of common stock upon exercise of the options was exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2), as a transaction by an issuer not involving a public offering. The common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

Item 16.	Exhibits.
      (a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.
      (b) Financial Statement Schedules
      None.

Item 17.	Undertakings.
      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlington, Commonwealth of Massachusetts on July 27, 2005.

iROBOT CORPORATION

By:	/s/ Colin M. Angle

Colin M. Angle
Chief Executive Officer and Director
SIGNATURES AND POWER OF ATTORNEY
      We, the undersigned directors and officers of iRobot Corporation (the “Company”), hereby severally constitute and appoint Colin M. Angle, Helen Greiner and Geoffrey P. Clear, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 27, 2005:

Signature	Title(s)

/s/ Colin M. Angle Colin M. Angle	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Helen Greiner Helen Greiner	President and Chairman of the Board

/s/ Geoffrey P. Clear Geoffrey P. Clear	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Accounting Officer)

/s/ Ronald Chwang Ronald Chwang	Director

/s/ Jacques S. Gansler Jacques S. Gansler	Director

/s/ Rodney A. Brooks Rodney A. Brooks	Director

/s/ Andrea Geisser Andrea Geisser	Director

/s/ George C. McNamee George C. McNamee	Director

/s/ Peter Meekin Peter Meekin	Director

EXHIBIT INDEX

Number		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Amended and Restated Certificate of Incorporation of the Registrant
3	.2*	Form of Second Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the completion of the offering)
3	.3*	Amended and Restated By-laws of the Registrant
4	.1*	Specimen Stock Certificate for shares of the Registrant’s Common Stock
5	.1*	Opinion of Goodwin Procter LLP
10.1		Fifth Amended and Restated Registration Rights Agreement by and among the Registrant, the Investors and the Stockholders named therein, dated as of November 10, 2004
10	.2*	Form of Indemnification Agreement between the Registrant and its Directors and Officers
10	.3†*	Registrant’s 2005 Incentive Compensation Plan
10	.4†	Amended and Restated 1994 Stock Plan and forms of agreements thereunder
10	.5†*	Amended and Restated 2001 Special Stock Option Plan and forms of agreements thereunder
10	.6†*	Amended and Restated 2004 Stock Option and Incentive Plan and forms of agreements thereunder
10	.7*	Lease Agreement between the Registrant and Burlington Crossing Office LLC for the premises located at 63 South Avenue, Burlington, Massachusetts, dated as of October 29, 2002
10.8		Warrant to Purchase Common Stock of the Registrant issued to Silicon Valley Bank, dated as of January 30, 2003
10.9		Loan and Security Agreement between the Registrant and Fleet National Bank, dated as of May 26, 2005
10	.10†*	Employment Agreement between the Registrant and Colin Angle, dated as of January 1, 1997
10	.11†*	Employment Agreement between the Registrant and Helen Greiner, dated as of January 1, 1997
10	.12†*	Employment Agreement between the Registrant and Geoffrey P. Clear, dated as of March 28, 2003
10	.13†*	Employment Agreement between the Registrant and Joseph W. Dyer, dated as of February 18, 2004
10	.14†*	Employment Agreement between the Registrant and Gregory F. White, dated as of February 18, 2004
10	.15†*	Independent Contractor Agreement between the Registrant and Rodney Brooks, dated as of December 30, 2002
10.16		Government Contract DAAE07-03-9-F001 (Small Unmanned Ground Vehicle)
10.17		Government Contract N00174-03-D-0003 (Man Transportable Robotic System)
23	.1*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
23.2		Consent of PricewaterhouseCoopers LLP
24.1		Power of Attorney (included in page II-5)

*	To be filed by amendment.

†	Indicates a management contract or any compensatory plan, contract or arrangement.